  As filed with the Securities and Exchange Commission on July 19, 2000.

                                                 Registration No. 333-39752
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------
                                 EQUINIX, INC.
             (Exact Name of Registrant as Specified in its Charter)

                                ---------------

         Delaware                    4813                    77-0487526
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of      Industrial Classification    Identification Number)
     Incorporation or            Code Number)
      Organization)

                              901 Marshall Street
                             Redwood City, CA 94063
                                 (650) 298-0400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              PHILIP J. KOEN

   Chief Financial Officer, Corporate Development Officer and Secretary
                                 Equinix, Inc.
                              901 Marshall Street
                             Redwood City, CA 94063
                                 (650) 298-0400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to:
            SCOTT C. DETTMER                     JONATHAN A. SCHAFFZIN
            BRANDI L. GALVIN                    Cahill Gordon & Reindel
           MARGARET E. PAIGE                         80 Pine Street
           KATHERINE E. BLUM                    New York, New York 10005
  Gunderson Dettmer Stough Villeneuve                (212) 701-3000
       Franklin & Hachigian, LLP
         155 Constitution Drive
      Menlo Park, California 94025
             (650) 321-2400

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                ---------------
   If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                         Proposed
                                           Proposed      Maximum
 Title of Each Class of      Amount        Maximum      Aggregate    Amount of
    Securities to be          to be     Offering Price   Offering   Registration
       Registered         Registered(1)  Per Share(2)    Price(2)      Fee(3)
--------------------------------------------------------------------------------
Common Stock, $0.001 par
 value per share.......    23,000,000       $11.00     $253,000,000   $66,792

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

(3) A fee of $ 64,515 was previously paid by the Registrant pursuant to Rule 457(o) promulgated under the Securities Act in connection with the filing of the Registration Statement on June 20, 2000. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee, and accordingly, an additional $2,277 is being paid in connection with the Registration Statement.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Exchange Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+                                                                              +
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell nor does it seek an offer to buy these securities in any        +
+jurisdiction where the offer or sale is not permitted.                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                Subject to Completion. Dated July 19, 2000.

                             20,000,000 Shares

                                 [EQUINIX LOGO]

                               Common Stock

                                  -----------

  This is an initial public offering of shares of common stock of Equinix, Inc. All of the 20,000,000 shares of common stock are being sold by Equinix.


  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. Equinix has applied to have its common stock included for quotation on the Nasdaq National Market under the symbol "EQIX".


  See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
Initial public offering price..................................  $        $
Underwriting discount..........................................  $        $
Proceeds, before expenses, to Equinix..........................  $        $

  To the extent that the underwriters sell more than 20,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 3,000,000 shares from Equinix at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on       , 2000.

Goldman, Sachs & Co.___________________________________Salomon Smith Barney


Chase H & Q__________________________________________________Epoch Partners

                                  -----------

                      Prospectus dated       , 2000.

                         DESCRIPTION OF INSIDE COVER

At the top of the page is our logo. Underneath our logo it reads, "Internet Business Exchange Centers." Below "Internet Business Exchange Centers" it reads "Home of the Internet."

Below our logo and in the center of the page is a large circle. In the center of the circle it reads "Direct Cross Connects." In a larger concentric circle around the center are five cages with the following words in each cage - Site Service Providers, ISPs, Carriers, Network Services and Performance Enhancement. In a larger concentric circle around the set of five cages are four larger cages with the following words in each cage - e-Commerce, Content Providers, Partner Branded/Resale and Application Service Providers. At the top of the circle and in the space above the four larger cages it reads "Equinix IBX Center." Surrounding the circle are five short paragraphs of narrative entitled
"Choice," "Equinix designs, builds and operates neutral Internet Business Exchange, or IBX centers," "Opportunity to increase revenues and reduce costs," "Reliability" and "Scalability". Each title is written in bold. The remainder of the paragraphs are not bold. Beneath the paragraph entitled "Choice" it reads, "Our customers can choose among a variety of product and service providers to diversify their sources of supply for their businesses." Beneath the paragraph entitled "Equinix designs, builds and operates neutral Internet Business Exchange, or IBX centers" it reads, "where content providers, application service providers and e-commerce companies can directly interconnect with a competitive choice of bandwidth providers, Internet service providers, or ISPs, and site and performance management companies, giving them the flexibility, speed and scalability they need to accelerate business growth, and to improve Internet performance." Beneath the paragraph entitled "Opportunity to increase revenues and reduce costs" it reads, "Our customers can increase the size of their addressable markets and improve their purchasing power through access to a variety of potential business partners." Beneath the paragraph entitled "Reliability" it reads, "Our IBX centers have redundant power systems, multiple layers of physical security and high-bandwidth Internet connectivity through multiple third party connections." Beneath the paragraph entitled "Scalability" it reads, "Our IBX centers will both stimulate and support the efficient growth of our customers."

Below the circle and the narrative surrounding the circle and across the bottom of the page, there are four photographs. From the left to right, the first photograph is of a bimetric hand reader. The second photograph is of the customer care area of an IBX center. The third photograph is of the colocation space in an IBX center. The fourth photograph is of the security station and entrance to an IBX center.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

                                  The Company

Overview

   Equinix designs, builds and operates neutral Internet Business Exchange centers, or IBX centers, where Internet businesses place their equipment and their network facilities in order to interconnect with each other. Our neutral IBX centers provide content providers, application service providers and e-commerce companies with the ability to directly interconnect with a competitive choice of bandwidth providers, Internet service providers and site and performance management companies. Equinix IBX centers enable Internet companies to quickly, easily and privately interconnect with a choice of business partners and customers, providing them with the flexibility, speed and adaptability they need to accelerate business growth.

   Equinix currently has IBX centers in the Washington, D.C. metropolitan area, the New York metropolitan area and in Silicon Valley. We intend to complete construction of five additional IBX centers and several expansion projects by May 2001, resulting in a total of eight IBX centers in the U.S. and Europe.

   We were founded in June 1998. In April 1999, our first customer contract was signed and we began recognizing revenues in November 1999. We have not yet been profitable and expect to incur significant additional losses.

The Equinix Solution

   Our IBX centers will provide environments that stimulate efficient business growth. We are able to provide the following key benefits to our customers:

  . choice of product and service providers;

  . opportunity to increase revenues and reduce costs;

  . scalability; and

  . reliability.

Recent Developments

   On May 16, 2000, Peter F. Van Camp joined Equinix as our chief executive officer. Prior to joining Equinix, Mr. Van Camp was the president of the Americas region for UUNET, a division of WorldCom. Albert M. Avery, IV, one of our founders, will continue to act as our president and will assume responsibilities as our chief operating officer. Mr. Van Camp has also joined our board of directors.

   On May 23, 2000, we entered into a purchase agreement regarding approximately 80 acres of real property in San Jose, California. On June 21, 2000, before the closing on this property, we assigned our interest in the purchase agreement to iStar San Jose, LLC. On the same date, iStar purchased this property and entered into a 20-year lease with us for the property. Under the terms of the lease, we have the option to extend the lease for an additional 60 years, for a total lease term of 80 years. In addition, we have the option to purchase the property from iStar after 10 years.

   On June 21, 2000, we entered into a strategic agreement with Colt Telecommunications whereby Colt agreed to install local connectivity and IP network services in our European IBX centers in exchange for a warrant to purchase 250,000 shares of our common stock. The warrant is subject to cutback in the event Colt does not provide these services on a timely basis.

   On June 29, 2000, we entered into a strategic agreement with UUNET and WorldCom in exchange for a warrant to purchase 650,000 shares of our common stock. Pursuant to the terms of this agreement, we amended and restated our previous agreement with WorldCom, and WorldCom agreed to install local connectivity in additional IBX centers. In addition, UUNET agreed to provide high-speed bandwidth access to UUNET's hub facilities in our existing IBX centers and several of our proposed IBX centers. The warrant is subject to cutback in the event UUNET or WorldCom does not provide these services on a timely basis.

   We are currently having discussions with a group of lenders to obtain a $100.0 million senior secured credit facility. Although we believe we will secure commitments for our contemplated credit facility, we do not know that we will receive satisfactory commitments from lenders or that we will be able to negotiate satisfactory terms for and ultimately enter into a credit facility. Moreover, we expect that our credit facility will contain financial covenants and borrowing limitations that may prevent some or all of the funds potentially available to us from actually becoming available to us. If we are not successful in entering into our contemplated credit facility, or if funds are not ultimately made available to us under our credit facility, we may have to obtain funds from an alternative source to pursue our plans for five additional IBX centers and expansion projects.

   On July 17, 2000, Scott Kriens and Dawn G. Lepore joined our board of directors. Mr. Kriens is president, chief executive officer and chairman of the board of directors of Juniper Networks Inc. Ms. Lepore is vice chairman of the board of directors, chief information officer and a member of the management committee of Charles Schwab Corporation.

                                ----------------

   Equinix's headquarters are located at 901 Marshall Street, Redwood City, California 94063. Our phone number is (650) 298-0400.

   Except as otherwise indicated, information in this prospectus is based on the following assumptions:

  . conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering;

  . the filing of our amended and restated certificate of incorporation in the state of Delaware upon the closing of this offering; and

  . no exercise of the underwriters' over-allotment option.

   Any Media Any Speed, Equinix, Home of the Internet, IBX and Internet Business Exchange are our trademarks. This prospectus also contains trademarks of other companies.

                                  THE OFFERING

 Common stock offered by us......................... 20,000,000 shares
 Common stock to be outstanding after the offering.. 73,772,931 shares. This number is based on the
                                                     number of shares
                                                     outstanding as of June 30,
                                                     2000. It excludes
                                                     7,452,425 shares of common
                                                     stock issuable upon the
                                                     exercise of options
                                                     outstanding as of June 30,
                                                     2000 at a weighted average
                                                     exercise price of
                                                     $3.99 per share. It also
                                                     excludes 7,113,745 shares
                                                     of common stock issuable
                                                     upon the exercise of
                                                     warrants with a weighted
                                                     average exercise price of
                                                     $1.37 per share.
 Over-allotment option.............................. 3,000,000 shares
 Use of proceeds.................................... To fund the design, construction and operation
                                                     of additional IBX centers
                                                     and expansion projects and
                                                     for other general
                                                     corporate purposes,
                                                     including working capital
                                                     and potential
                                                     acquisitions. For more
                                                     information about our use
                                                     of proceeds, please see
                                                     "Use of Proceeds".
 Dividend policy.................................... Currently, we do not
                                                     anticipate paying cash
                                                     dividends.
 Proposed Nasdaq National Market symbol............. EQIX

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the period from June 22, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 are derived from, and are qualified by reference to, the audited consolidated financial statements and their related notes, which are included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 1999 and June 30, 2000 and the balance sheet data as of June 30, 2000 are derived from our unaudited condensed interim consolidated financial statements and their related notes included in this prospectus. The pro forma as adjusted column gives effect to this offering as though it had occurred on June 30, 2000. See "Capitalization".

                                                                Six Months
                      Period from June 22,                    Ended June 30,
                      1998 (inception) to     Year Ended     -----------------
                       December 31, 1998   December 31, 1999  1999      2000
                      -------------------- ----------------- -------  --------
                           (dollars in thousands, except per share data)
    Statement of
Operations Data:                                               (unaudited)
Revenues............        $   --             $     37      $   --   $  1,028
Costs and operating
 expenses:
 Cost of revenues
  (excludes stock-
  based compensation
  of none and
  $177 for the
  periods ended
  December 31, 1998
  and 1999,
  respectively, and
  $8 and $214 for
  the six months
  ended June 30,
  1999 and 2000,
  respectively).....            --                2,959          340     6,106
 Sales and marketing
  (excludes stock-
  based compensation
  of $13 and $1,631
  for the periods
  ended December 31,
  1998 and 1999,
  respectively, and
  $68 and $2,970 for
  the six months
  ended June 30,
  1999 and 2000,
  respectively).....             34               2,318          651     5,738
 General and
  administrative
  (excludes stock-
  based compensation
  of $151 and $4,819
  for the periods
  ended December 31,
  1998 and 1999,
  respectively, and
  $1,048 and $6,846
  for the six months
  ended June 30,
  1999 and 2000,
  respectively).....            748               7,307        2,248    14,016
 Depreciation and
  amortization......              4                 609          136     3,610
 Stock-based
  compensation......            164               6,627        1,124    10,030
                            -------            --------      -------  --------
  Total costs and
   operating
   expenses.........            950              19,820        4,499    39,500
                            -------            --------      -------  --------
 Loss from
  operations........           (950)            (19,783)      (4,499)  (38,472)
Interest income.....            150               2,138          172     7,532
Interest expense....           (220)             (3,146)        (138)  (13,880)
                            -------            --------      -------  --------
Net loss............        $(1,020)           $(20,791)     $(4,465) $(44,820)
                            =======            ========      =======  ========
Basic and diluted
 net loss per
 share..............        $ (1.48)           $  (4.98)     $ (2.78) $  (4.45)
                            =======            ========      =======  ========
Shares used in per
 share calculation..            688               4,173        1,607    10,063
                            =======            ========      =======  ========
Pro forma basic and
 diluted net loss
 per share
 (unaudited)........                           $  (0.74)              $  (0.98)
                                               ========               ========
Shares used in pro
 forma per share
 calculation
 (unaudited)........                             28,157                 45,907
                                               ========               ========

                                                          As of June 30, 2000
                                                          ---------------------
                                                                     Pro Forma
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                              (dollars in
Balance Sheet Data:                                            thousands)
                                                              (unaudited)
Cash, cash equivalents and short-term investments.......  $159,313   $362,113
Accounts receivable.....................................     2,327      2,327
Restricted cash and short-term investments..............    38,500     38,500
Property and equipment, net.............................    63,192     63,192
Construction in progress................................   174,549    174,549
Total assets............................................   450,472    653,272
Debt facilities and capital lease obligations, excluding
 current portion........................................     8,082      8,082
Senior notes............................................   184,929    184,929
Redeemable convertible preferred stock..................   191,580        --
Total stockholders' equity (deficit)....................    (2,972)   391,408
Other Financial Data:
Adjusted EBITDA(1)......................................   (24,832)   (24,832)
Net cash used in operating activities...................   (24,897)   (24,897)
Net cash used in investing activities...................  (125,090)  (125,090)
Net cash provided by financing activities...............    95,761    298,561

-------
(1) Adjusted EBITDA consists of net loss excluding interest, income taxes, depreciation and amortization of capital assets and amortization of deferred stock-based compensation. Adjusted EBITDA is presented to enhance an understanding of our operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the period indicated and may be calculated differently than Adjusted EBITDA for other companies. Adjusted EBITDA is not a measure determined under generally accepted accounting principles nor is it a measure of liquidity.

                                  RISK FACTORS

   This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and all other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you might lose all or part of your investment.

                         Risks Related to Our Business

Our business model is new and unproven and we may not succeed in generating sufficient revenue to sustain or grow our business.

   We were founded in June 1998. Except for fiber connectivity from our telecommunication carriers, the construction of our first IBX center was completed in July 1999. We began accepting customers the same month but did not recognize any revenue until November 1999 as the sales cycle was not complete. Our limited history and lack of meaningful financial or operating data makes evaluating our operations and the proposed scale of our business difficult. Moreover, the neutrality aspect of our business model is unique and largely unproven. We expect that we will encounter challenges and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets, such as our ability to generate cash flow, hire, train and retain sufficient operational and technical talent, and implement our plan with minimal delays. We may not successfully address any or all of these challenges and the failure to do so would seriously harm our business plan and operating results, and affect our ability to raise additional funds.

We have a history of losses, and we expect our operating expenses and losses to increase significantly.

   As an early-stage company, we have experienced operating losses since inception. As of June 30, 2000, we had cumulative net losses of $66.6 million and cumulative cash used by operating activities of $35.6 million since inception. We expect to incur significant losses in the future. In addition, as we commence operations, our losses will increase as we:

  . increase the number and size of IBX centers;

  . increase our sales and marketing activities, including expanding our direct sales force; and

  . enlarge our customer support and professional services organizations.

   As a result, we must significantly increase our revenues to become profitable.

Because our ability to generate enough revenues to achieve profitability depends on numerous factors, we may not become profitable.

   Our IBX centers may not generate sufficient revenue to achieve profitability. Our ability to generate sufficient revenues to achieve profitability will depend on a number of factors, including:

  . the timely completion of our IBX centers;

  . demand for space and services, including private interconnection services, at our IBX centers;

  . our pricing policies and the pricing policies of our competitors;

  . the timing of customer installations and related payments;

  . competition in our markets;

  . the timing and magnitude of our expenditures for sales and marketing;

  . direct costs relating to the expansion of our operations;

  . growth of Internet use;

  . governmental regulation;

  . conditions related to international operations;

  . economic conditions specific to the Internet industry; and

  . general economic factors.

We are substantially leveraged and we may not generate sufficient cash flow to meet our debt service and working capital requirements.

   We are highly leveraged. As of June 30, 2000, we had total indebtedness of $214.5 million and we expect to incur further debt to fund our IBX construction plans. Our highly leveraged position could have important consequences, including:

  . impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

  . requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on our indebtedness, thereby reducing the funds available for operations;

  . limiting our ability to grow and make capital expenditures due to the financial covenants contained in our debt arrangements;

  . impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise; and

  . making us more vulnerable if a general economic downturn occurs or if our business experiences difficulties.

   In the past, we have experienced unforeseen delays in connection with our IBX construction activities. We will need to successfully implement our business strategy on a timely basis to meet our debt service and working capital needs. We may not successfully implement our business strategy, and even if we do, we may not realize the anticipated results of our strategy or generate sufficient operating cash flow to meet our debt service obligations and working capital needs.

   In the event our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds needed to make required payments under our indebtedness, or if we breach any covenants under our indebtedness, we would be in default under its terms and the holders of such indebtedness may be able to accelerate the maturity of such indebtedness, which could cause defaults under our other indebtedness.

If we do not obtain significant additional funds, we may not be able to complete our rollout plan on a timely basis, or at all.

   We expect that our current cash, cash equivalents and short-term investments, together with the proceeds from this offering, and subject to the execution of definitive documentation and availability, up to $100.0 million under a new credit facility, will allow us to pursue five additional IBX centers and several expansion projects, resulting in a total of eight IBX centers in the U.S. and Europe by May 2001. If we cannot raise sufficient additional funds on acceptable terms or funds under our proposed credit facility are unavailable to us or our losses exceed our expectations, we may be required to delay the rollout of our currently planned IBX centers or permanently reduce our rollout plans. There can be no assurance that we will enter into the proposed credit facility. Additional financing could take the form of debt or equity. In the past, we have had difficulties obtaining debt financing due to the early stage of our company's development. Financing may not be available to us at the time we seek to raise additional funds, or if such financing is available, it may only be available on terms, or in amounts, which are unfavorable to us.

   The anticipated timing and amount of our capital requirements is forward-looking and therefore inherently uncertain. In the past, we have experienced unforeseen delays and expenses in connection with our IBX construction activities. Our future capital requirements may vary significantly from what we currently project, and the timing of our rollout plan may be affected by unforeseen construction delays and expenses and the amount of time it takes us to lease space within our IBX centers. If we encounter any of these problems or if we have underestimated our capital expenditure requirements or the operating losses or working capital requirements, we may require significantly more financing than we currently anticipate.

Our rollout plan is preliminary and we may need to alter our plan and reallocate funds.

   Our IBX center rollout plan is preliminary and has been developed from our current market data and research, projections and assumptions. If we are able to secure additional financing, we expect to pursue additional IBX projects and to reconsider the timing and approach to IBX projects. We expect to continually reevaluate our business and rollout plan in light of evolving competitive and market conditions and the availability of suitable sites, financing and customer demand. As a result, we may alter our IBX center rollout and reallocate funds, or eliminate segments of our plan entirely if there are:

  . changes or inaccuracies in our market data and research, projections or assumptions;

  . unexpected results of operations or strategies in our target markets;

  . regulatory, technological, and competitive developments, including additional market developments and new opportunities; or

  . changes in, or discoveries of, specific market conditions or factors favoring expedited development in other markets.

Our results of operations may be harmed by charges associated with our issuance of performance-based warrants.

   The underlying shares of common stock associated with the performance-based warrants issued by us are required under applicable accounting guidelines to be revalued at each balance sheet date to reflect their current fair value until the holder's performance commitment to us is complete. Any resulting increase in the fair value of the underlying shares of common stock would be recorded as a leasehold improvement, reducing our earnings through the depreciation of the related asset or potential impairment write-down. See Notes 2, 6 and 11 of "Notes to Consolidated Financial Statements".

We rely upon Bechtel and suitable site availability to complete our IBX center rollout plans on time.

   We have agreed to use Bechtel Corporation exclusively as our contractor to provide program management, site identification and evaluation and construction services to build our IBX centers under mutually agreed upon guaranteed completion dates. Problems in our relationship with Bechtel could materially adversely affect our ability to achieve our business objectives on a timely and cost-effective basis. There can be no assurance that Bechtel will not work with our competitors following the expiration of Bechtel's exclusivity period in October 2000.

   In addition, our success will depend upon our ability to timely identify and acquire on acceptable terms suitable locations with proximity to adequate power and fiber networks. We have encountered competition for suitable sites from potential competitors and we expect this to increase further in the future.

We depend on third parties to provide Internet connectivity to our IBX centers; if connectivity is not established or is delayed, our operating results and cash flow will be adversely affected.

   The presence of diverse Internet fiber from communications carriers' fiber networks to an Equinix IBX center is critical to our ability to attract new customers. We believe that the availability of such carrier capacity will directly affect our ability to achieve our projected results.

   We are not a communications carrier, and as such we rely on third parties to provide our customers with carrier facilities. We intend to rely primarily on revenue opportunities from our customers to encourage carriers to incur the expenses required to build facilities from their points of presence to our IBX centers. Carriers will likely evaluate the revenue opportunity of an IBX center based on the assumption that the environment will be highly competitive. There can be no assurance that, after conducting such an evaluation, any carrier will elect to offer its services within our IBX centers.

   The construction required to connect multiple carrier facilities to our IBX centers is complex and involves factors outside of our control, including regulatory processes and the availability of construction resources. For example, in the past carriers have experienced delays in connecting to our facilities. If the establishment of highly diverse Internet connectivity to our IBX centers does not occur or is materially delayed, our operating results and cash flow will be adversely affected.

We will operate in a new highly competitive market and we may be unable to compete successfully against new entrants and established companies with greater resources.

   In a market that we believe will likely have an increasing number of competitors, we must be able to differentiate ourself from existing providers of space for telecommunications equipment and web hosting companies. We may also face competition from persons seeking to replicate our IBX concept. Our competitors may operate more successfully than we do or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in peering arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. If we are unable to complete our IBX centers in a timely manner, other companies may be able to attract the same customers that we are targeting. Once customers are located in our competitors' facilities, it will be extremely difficult to convince them to relocate to our IBX centers.

   Some of our potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. Because of their greater financial resources, some of these companies have the ability to adopt aggressive pricing policies. As a result, in the future, we may suffer from pricing pressure which would adversely affect our ability to generate revenues and affect our operating results. See "Business-- Competition".

Because we depend on the development and growth of a balanced customer base, failure to attract this base could harm our business and operating results.

   Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including content providers, application service providers, e-commerce companies, bandwidth providers and site and performance management companies. Our ability to attract customers to our IBX centers will depend on a variety of factors, including the presence of multiple carriers, the overall mix of our customers, our operating reliability and security and our ability to effectively market our services. Construction delays, our inability to find suitable locations to build additional IBX centers, equipment and material shortages or our inability to obtain necessary permits on a timely basis could delay our IBX center rollout schedule and prevent us from developing our anticipated customer base.

   A customer's decision to lease cabinet space in our IBX centers typically involves a significant commitment of resources and will be influenced by, among other things, the customer's confidence that other Internet and e-commerce related businesses will be located in a particular IBX center. In particular, some customers will be reluctant to commit to locating in our IBX centers until they are confident that the IBX center has adequate carrier connections. As a result, we have a long sales cycle. We generally incur significant expenses in sales and marketing prior to getting customer commitments for our services. Delays due to the length of our sales cycle may adversely affect our business, financial condition and results of operations.

   Our success will also depend upon generating significant interconnection revenues from customers which may depend upon a balanced customer base, as well as upon the success of our IBX centers at facilitating business among customers. In addition, some of our customers will be Internet companies that face many competitive pressures and that may not ultimately be successful. If these customers do not succeed, they will not continue to use our IBX centers. This may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

If not properly managed, our growth and expansion could significantly harm our business and operating results.

   Our anticipated growth may significantly strain our resources as a result of an increase in the number of our employees, the number of operating IBX centers and our international expansion. Any failure to manage growth effectively could seriously harm our business and operating results. To succeed, we will need to:

  . hire, train and retain new employees and qualified engineering personnel at each IBX center;

  . implement additional management information systems;

  . locate additional office space for our corporate headquarters;

  . improve our operating, administrative, financial and accounting systems and controls; and

  . maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations.

We face risks associated with international operations that could harm our business.

   We intend to construct IBX centers outside of the United States and we will commit significant resources to our international sales and marketing activities. Our management has limited experience conducting business outside of the United States and we may not be aware of all the factors that affect our business in foreign jurisdictions. We will be subject to a number of risks associated with international business activities that may increase our costs, lengthen our sales cycles and require significant management attention. These risks include:

  . increased costs and expenses related to the leasing of foreign centers;

  . difficulty or increased costs of constructing IBX centers in foreign countries;

  . difficulty in staffing and managing foreign operations;

  . increased expenses associated with marketing services in foreign countries;

  . business practices that favor local competition and protectionist laws;

  . difficulties associated with enforcing agreements through foreign legal systems;

  . general economic and political conditions in international markets;

  . potentially adverse tax consequences, including complications and restrictions on the repatriation of earnings;

  . currency exchange rate fluctuations;

  . unusual or burdensome regulatory requirements or unexpected changes to those requirements;

  . tariffs, export controls and other trade barriers; and

  . longer accounts receivable payment cycles and difficulties in collecting accounts receivable.

   To the extent that our operations are incompatible with, or not economically viable within, any given foreign market, we may not be able to locate an IBX center in that particular foreign jurisdiction.

Our new management team must prove that it can work together effectively.

   We have recently hired many key personnel, including our chief executive officer. As a result, our management team has worked together for only a brief time. Our ability to effectively execute our strategies will depend in part upon our ability to integrate our current and future managers into our operations. If our executives are unable to operate together effectively, our business, financial condition and results of operations will be materially adversely affected.

We must attract and retain key personnel to maintain and grow our business.

   We require the services of additional personnel in positions related to our growth. For example, we need to expand our marketing and direct sales operations to increase market awareness of our IBX centers, market our services to a greater number of enterprises and generate increased revenues. We also require highly capable technical personnel to provide the quality services we are promoting. As a result, we plan to hire additional personnel in related capacities. Our success depends on our ability to identify, hire, train and retain additional qualified personnel, including managers, particularly in areas related to our anticipated growth and geographic expansion.

   We may not be successful in attracting, assimilating or retaining qualified personnel. In addition, due to generally tight labor markets, our industry, in particular, suffers from a lack of available qualified personnel. If we lose one or more of our key employees, we may not be able to find a replacement and our business and operating results could be adversely affected.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions which could reduce our revenue and harm our business reputation and financial results.

   Our business depends on providing our customers with highly reliable service. The services we provide are subject to failure resulting from numerous factors, including:

  . human error;

  . physical or electronic security breaches;

  . fire, earthquake, flood and other natural disasters;

  . power loss; and

  . sabotage and vandalism.

   Problems at one or more of our centers, whether or not within our control, could result in service interruptions or significant equipment damage. To date, our power uptime has been in excess of 99.999% across all our operational IBX centers; however, on one occasion, we experienced a temporary loss of power that led to a short-term unavailability of our services in our Washington, D.C. IBX center. Any loss of services, particularly in the early stage of our development, could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers which would adversely affect our ability to generate revenues and affect our operating results.

We may still discover that our computer systems and those of third parties with whom we do business may not be year 2000 compliant, which may cause system failure and disruptions of operations.

   We have not experienced any year 2000-related disruption in the operation of our systems. However, we cannot assure you that we will not discover any year 2000 compliance problems. Any failure to fix or replace our software, hardware or services on a timely basis could result in lost revenues, increased operating costs and the loss of customers and other business interruptions, any of which could have a material adverse effect on our business. Moreover, the failure to adequately address year 2000 compliance issues in our information technology systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

   In addition, we have not experienced any year 2000-related disruption in the systems of third parties with whom we do business and we have assurances from our material hardware and software vendors that their products are year 2000 compliant. Although we have not incurred any material expenditure in connection with identifying or evaluating year 2000 compliance issues to date, we do not at this time possess the information necessary to estimate the potential costs of revisions or replacements to our software and systems or third-party software, hardware or services that are determined not to be year 2000 compliant. Such expenses could have a material adverse effect on our business, financial condition and results of operations.

                         Risks Related to Our Industry

If use of the Internet and electronic business does not continue to grow, a viable market for our IBX centers may not develop.

   Rapid growth in the use of and interest in the Internet has occurred only recently. Acceptance and use may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt or continue to use the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced Internet services and products are subject to a high level of uncertainty and there are few proven services and products. As a result, we cannot be certain that a viable market for our IBX centers will emerge or be sustainable.

We must respond to rapid technological change and evolving industry standards in order to meet the needs of our customers.

   The market for IBX centers will be marked by rapid technological change, frequent enhancements, changes in customer demands and evolving industry standards. Our success will depend, in part, on our ability to address the increasingly sophisticated and varied needs of our current and prospective customers. Our failure to adopt and implement the latest technology in our business could negatively affect our business and operating results.

   In addition, we have made and will continue to make assumptions about the standards that may be adopted by our customers and competitors. If the standards adopted differ from those on which we have based anticipated market acceptance of our services or products, our existing services could become obsolete. This would have a material adverse effect on our business, financial condition and results of operations.

Government regulation may adversely affect the use of the Internet and our business.

   Laws and regulations governing Internet services, related communications services and information technologies, and electronic commerce are beginning to emerge but remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications, and taxation, apply to the Internet and to related services such as ours. In addition, the development of the market for online commerce and the displacement of traditional telephony services by the Internet and related communications services may prompt increased calls for more stringent consumer protection laws or other regulation, both in the United States and abroad, that may impose additional burdens on companies conducting business online and their service providers. The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could have a material adverse effect on our business, financial condition and results of operations.

                         Risks Related to this Offering

Our stock price may be particularly volatile and could decline substantially because of the industry in which we compete.

   The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. In addition, as an early stage company, small delays in implementation of our IBX rollout plan, customer bookings, installations or revenues could result in material variations in our quarterly results and quarter-to-quarter growth in the foreseeable future. This could result in greater volatility in our stock price. These fluctuations could lead also to costly class action litigation which could significantly harm our business and operating results.

Existing stockholders significantly influence us and could delay or prevent an acquisition by a third party.

   On completion of this offering, our executive officers, directors, their affiliates, and other 5% stockholders will beneficially own, in the aggregate, approximately 36.9% of our outstanding common stock, assuming no exercise of the underwriters' over-allotment option. We have requested that the underwriters reserve up to 1,600,000 shares for sale at the initial public offering price to current and potential customers, others with whom we do business, existing stockholders, employees, and friends of Equinix. If our executive officers, directors, their affiliates, and other 5% stockholders purchase any of these shares in this offering from the underwriters, their aggregate percentage ownership will increase. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers, directors, their affiliates, and other 5% stockholders, please see "Principal Stockholders".

We have implemented anti-takeover provisions that could make it more difficult to acquire us.

   Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

  . authorizing the issuance of shares of undesignated preferred stock without a vote of stockholders;

  . prohibiting stockholder action by written consent; and

  . limitations on stockholders' ability to call special stockholder meetings.

Substantial sales of our common stock could depress our stock price.

   If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Based on shares outstanding as of June 30, 2000, upon completion of this offering, we will have outstanding 73,772,931 shares of common stock. Upon
completion of this offering,     shares of common stock, including the
20,000,000 shares being sold in this offering will be eligible for sale in the public market immediately, unless purchased by our affiliates. Our stockholders will be subject to agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus.
After these agreements expire, an additional      shares will be eligible for
sale in the public market.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances.

   The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate substantial dilution of $5.69 a share, assuming an initial public offering price of $11.00 per share, the mid-point of the initial public offering price range shown on the cover of this prospectus. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options or warrants are ultimately exercised, there will be further dilution to investors in this offering. We have in the past and may in the future issue equity securities to our partners. Any issuances to these partners may cause further dilution to investors in this offering. If we issue additional equity securities, stockholders may experience dilution, and the new equity securities could have rights senior to those of existing holders of our common stock.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology--for instance, may, will, should, expect, plan, anticipate, believe, estimate, predict, potential or continue, the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the risk factors section. These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to amend this prospectus to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations. However, we are subject to the reporting requirements of the Securities Exchange Act of 1934, and as a result will file periodic current reports with the Securities and Exchange Commission that will report all material changes to our business as well as include material information to revise or correct any misleading statements.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the 20,000,000 shares of common stock we are offering are estimated to be $202.8 million, assuming an initial public offering price of $11.00 per share and after deducting underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $233.5 million. We expect to use the net proceeds to fund the design, construction and operation of additional IBX centers and expansion projects and for other general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses that are complementary to ours. We have no current agreements or commitments for acquisitions of complementary businesses. Pending these uses, we will invest the net proceeds of this offering in investment grade and interest-bearing securities.

                                DIVIDEND POLICY

   We have not paid any cash dividends since inception and do not currently intend to pay any cash dividends.

                                 CAPITALIZATION

   The following unaudited table sets forth our capitalization as of June 30, 2000:

  .on an actual basis;

  . pro forma as adjusted reflects the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and the sale of 20,000,000 shares offered herein at an assumed initial public offering price of $11.00 per share (the mid-point of the initial public offering price range shown on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses.

   Please read the capitalization table together with the sections of this registration statement entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in this registration statement.

                                                           As of June 30, 2000
                                                           ---------------------
                                                                      Pro Forma
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                               (dollars in
                                                                thousands)
Cash, cash equivalents and short-term investments .......  $159,313   $362,113
                                                           ========   ========
Restricted cash and short-term investments(1)............  $ 38,500   $ 38,500
                                                           ========   ========
Current portion of debt facilities and capital lease
 obligations.............................................  $  4,687   $  4,687
                                                           ========   ========
Long-term debt, net of current portion:
  Debt facilities and capital lease obligations..........  $  8,082   $  8,082
  13% Senior Notes due 2007..............................   184,929    184,929
                                                           --------   --------
   Total long-term debt..................................   193,011    193,011
                                                           --------   --------
Redeemable convertible preferred stock, $0.001 par value;
 43,000,000 and 10,000,000 shares authorized actual and
 pro forma as adjusted, respectively; 40,704,222 shares
 issued and outstanding actual; no shares issued and
 outstanding pro forma as adjusted ......................   191,580         --
Stockholders' equity (deficit):
  Common stock, $0.001 par value; 80,000,000 and
   300,000,000 shares authorized actual and pro forma as
   adjusted, respectively; 13,068,709 shares issued and
   outstanding actual; and 73,772,931 shares issued and
   outstanding pro forma as adjusted(2)..................        13         74
  Additional paid-in capital.............................   113,964    508,283
  Deferred stock-based compensation......................   (50,281)   (50,281)
  Accumulated other comprehensive loss...................       (38)       (38)
  Accumulated deficit....................................   (66,630)   (66,630)
                                                           --------   --------
   Total stockholders' equity (deficit)..................    (2,972)   391,408
                                                           --------   --------
     Total capitalization................................  $381,619   $584,419
                                                           ========   ========

--------

(1) Reflects the portion of the net proceeds from the 13% Senior Notes used to purchase a portfolio of U.S. government securities to fund the second and third scheduled interest payments on the notes plus accrued interest, and restricted cash of $13,315,600 plus accrued interest provided as collateral under six separate security agreements for standby letters of credit and an escrow account entered into and in accordance with certain lease agreements.

(2) Excludes 7,113,745 shares of common stock issuable upon the exercise of outstanding warrants and 7,452,425 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2000.

                                    DILUTION

   The pro forma net tangible book value of our common stock as of June 30, 2000, giving effect to the conversion of all shares of preferred stock outstanding as of June 30, 2000 into common stock on the closing of this offering was $188,608,000, or approximately $3.51 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, divided by 53,772,931 shares of common stock outstanding, after giving effect to the conversion of the preferred stock outstanding as of June 30, 2000 into shares of common stock.

   Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of the shares of common stock in this offering and after deducting the estimated underwriting discount and commissions and estimated offering expenses and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of June 30, 2000, would have been $391,408,000, or $5.31 per share. This represents an immediate increase in net tangible book value of $1.80 per share to existing stockholders and an immediate dilution in net tangible book value of $5.69 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $11.00
                                                                        ------
     Pro forma net tangible book value per share as of June 30,
      2000....................................................... $3.51
     Increase per share attributable to new investors............  1.80
                                                                  -----
   Pro forma net tangible book value per share after this
    offering.....................................................         5.31
                                                                        ------
   Dilution per share to new investors...........................       $ 5.69
                                                                        ======

   The following table sets forth on a pro forma basis as of June 30, 2000, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the difference between the number of shares of common stock purchased from Equinix, the total consideration paid to Equinix and the average price paid by existing stockholders and by new investors, before deduction of estimated discounts and commissions and estimated offering expenses payable by us:

                                                                        Average
                                                                         Price
                                Shares Purchased  Total Consideration  Per Share
                               ------------------ -------------------- ---------
                                 Number   Percent    Amount    Percent
                               ---------- ------- ------------ -------
Existing stockholders......... 53,772,931   72.9% $193,204,000   46.8%  $ 3.59
New stockholders.............. 20,000,000   27.1% $220,000,000   53.2%  $11.00
                               ----------  -----  ------------  -----   ------
  Total....................... 73,772,931  100.0% $413,204,000  100.0%  $ 5.60
                               ==========  =====  ============  =====   ======

   As of June 30, 2000, there were options outstanding to purchase a total of 7,452,425 shares of common stock at a weighted average exercise price of $3.99 per share under our 1998 Stock Option Plan. In addition, as of June 30, 2000, there were warrants outstanding to purchase a total of 7,113,745 shares of common stock and convertible preferred stock at a weighted average exercise price of $1.37 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

   If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 23,000,000 shares, or 30.0% of the total number of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following statement of operations data for the periods from our inception on June 22, 1998 to December 31, 1998, and for the year ended December 31, 1999, and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited consolidated financial statements and the related notes to the financial statements. The statement of operations data for six months months ended June 30, 1999 and 2000 and balance sheet data as of June 30, 2000 were derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus, which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for this period. Our historical results are not necessarily indicative of the results to be expected for the full year or future periods. The pro forma as adjusted column gives effect to this offering and related matters as though they had occurred on June 30, 2000. See "Capitalization". The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                   Period from                Six months ended
                                  June 22, 1998
                                  (inception) to  Year ended  ------------------
                                   December 31,  December 31, June 30,  June 30,
                                       1998          1999       1999      2000
                                  -------------- ------------ --------  --------
                                  (dollars in thousands, except per share data)
                                                                 (unaudited)
Statement of Operations Data:
Revenues........................     $   --        $     37   $   --    $  1,028
                                     -------       --------   -------   --------
Costs and operating expenses:
  Cost of revenues (excludes
   stock-based compensation of
   none and $177 for the periods
   ended December 31, 1998 and
   1999, respectively, and $8
   and $214 for the six months
   ended June 30, 1999 and 2000,
   respectively)................         --           3,091       340      8,409
  Sales and marketing (excludes
   stock-based compensation of
   $13 and $1,631 for the
   periods ended December 31,
   1998 and 1999, respectively,
   and $68 and $2,970 for six
   months ended June 30, 1999
   and 2000, respectively)......          34          2,318       651      5,738
  General and administrative
   (excludes stock-based
   compensation of $151 and
   $4,819 for the periods ended
   December 31, 1998 and 1999,
   respectively, and $1,048 and
   $6,846 for the six months
   ended June 30, 1999 and 2000,
   respectively)................         752          7,784     2,384     15,323
  Stock-based compensation......         164          6,627     1,124     10,030
                                     -------       --------   -------   --------
   Total costs and operating
    expenses....................         950         19,820     4,499     39,500
                                     -------       --------   -------   --------
  Loss from operations..........        (950)       (19,783)   (4,499)   (38,472)
Interest income.................         150          2,138       172      7,532
Interest expense................        (220)        (3,146)     (138)   (13,880)
                                     -------       --------   -------   --------
Net loss........................     $(1,020)      $(20,791)  $(4,465)  $(44,820)
                                     =======       ========   =======   ========
Historical net loss per share:
  Basic and diluted ............     $ (1.48)      $  (4.98)  $ (2.78)  $  (4.45)
                                     =======       ========   =======   ========
  Weighted average shares.......         688          4,173     1,607     10,063
                                     =======       ========   =======   ========
Pro forma net loss per share
 (unaudited):
  Basic and diluted.............                   $  (0.74)            $  (0.98)
                                                   ========             ========
  Weighted average shares.......                     28,157               45,907
                                                   ========             ========

                                   As of December 31,    As of June 30, 2000
                                   -------------------  ----------------------
                                                                    Pro Forma
                                     1998      1999      Actual    As Adjusted
                                   --------- ---------  ---------  -----------
                                                             (unaudited)
                                            (dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-
 term investments................. $  9,165  $ 222,974  $ 159,313   $ 362,113
Accounts receivable...............      --         178      2,327       2,327
Restricted cash and short-term
 investments......................      --      38,609     38,500      38,500
Property and equipment, net.......      482     28,444     63,192      63,192
Construction in progress..........       31     18,312    174,549     174,549
Total assets......................   10,001    319,946    450,472     653,272
Debt facilities and capital lease
 obligations, excluding current
 portion..........................      --       8,808      8,082       8,082
Senior notes......................      --     183,955    184,929     184,929
Redeemable convertible preferred
 stock............................   10,436     97,227    191,580         --
Total stockholders' equity
 (deficit)........................     (846)     8,472     (2,972)    391,408
Other Financial Data:
Adjusted EBITDA(1)................     (782)   (12,547)   (24,832)    (24,832)
Net cash used in operating
 activities.......................     (796)    (9,908)   (24,897)    (24,897)
Net cash used in investing
 activities.......................   (5,265)   (86,270)  (125,090)   (125,090)
Net cash provided by financing
 activities.......................   10,226    295,178     95,761     298,561

--------
(1) Adjusted EBITDA consists of net loss excluding interest, income taxes, depreciation and amortization of capital assets and amortization of deferred stock-based compensation. Adjusted EBITDA is presented to enhance an understanding of our operating results, is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the period indicated and may be calculated differently than Adjusted EBITDA for other companies. Adjusted EBITDA is not a measure determined under generally accepted accounting principles nor is it a measure of liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Equinix designs, builds and operates neutral IBX centers where Internet businesses place their equipment and their network facilities in order to interconnect with each other to improve Internet performance. Our neutral IBX centers provide content providers, application service providers, or ASPs, and e-commerce companies with the ability to directly interconnect with a choice of bandwidth providers, Internet service providers, or ISPs, and site and performance management companies. Equinix currently has IBX centers in the Washington, D.C. metropolitan area, the New York metropolitan area and in Silicon Valley. We intend to complete construction of five additional IBX centers and several expansion projects by May 2001, resulting in a total of eight IBX centers in the U.S. and Europe. Since our inception on June 22, 1998, our operating activities have consisted primarily of designing and building our IBX centers, developing our management team and raising private equity and third party debt to fund the design and building of our IBX centers.

   We generate recurring revenues primarily from the leasing of cabinet space and the provisioning of direct interconnections between our customers. In addition, we offer value-added services and professional services including "Smart Hands" service for customer equipment installations and maintenance. Customer contracts for the lease of cabinets, interconnections and switch ports are renewable and typically range from one to three years with payments for services made on a monthly basis. We entered into our first customer contract in April 1999. In addition, we generate non-recurring revenues which are comprised of installation charges that are billed upon successful installation of our customer cabinets, interconnections and switch ports. Both recurring and non-recurring revenues are recognized ratably over the term of the contract.

   We have contracts with approximately 65 customers, many of which have signed multi-site and multi-year contracts. Assuming completion of our planned IBX projects, the full installation of the customer equipment contemplated by these contracts and no incremental interconnection revenue beyond the minimum provided for by these contracts, these contracts would provide us with monthly revenue of approximately $2.7 million. Of that amount, approximately $1.8 million does not depend upon our further construction efforts. Because we may alter our rollout schedule and we depend upon third parties to construct and connect our facilities with fiber and, accordingly, the timing of installations, we cannot predict when and whether we will realize the full value of these contracts. Moreover, many of our customer contracts can be terminated upon requisite written notice.

   Cost of revenues consist primarily of rental payments on our existing and proposed IBX centers, site employees' salaries and benefits, utility costs, amortization and depreciation of IBX center build-out costs and equipment and engineering, power, redundancy and security systems support and services. We expect that our cost of revenues will increase significantly as we continue our rollout of additional IBX centers.

   Our selling, general and administrative expenses consist primarily of costs associated with recruiting, training and managing new employees, salaries and related costs of our operations, marketing and sales, customer fulfillment and support functions costs and finance and administrative personnel and related professional fees. Our selling, general and administrative expenses, will increase significantly as we continue our rollout of additional IBX centers and expansion projects.

   We recorded deferred stock-based compensation of approximately $1.1 million, $19.4 million and $46.6 million in connection with stock options granted during 1998, 1999 and the six months ended

June 30, 2000, respectively, where the deemed fair value of the underlying common stock was subsequently determined to be greater than the exercise price on the date of grant. Approximately $164,000, $6.6 million and $10.0 million was amortized to stock-based compensation expense for the period and year ended December 31, 1998 and 1999, respectively, and the six months ended June 30, 2000, respectively. Options granted are typically subject to a four year vesting period. We are amortizing the deferred stock-based compensation on an accelerated basis over the vesting periods of the applicable options in accordance with FASB Interpretation No. 28. The remaining $50.3 million of deferred stock-based compensation at June 30, 2000 will be amortized over the remaining vesting period. As a result of the cumulative effect of stock-based compensation, we expect stock-based compensation expense, which is primarily attributable to amortization of deferred stock-based compensation charges, to impact our reported results through December 31, 2004. Based on option grants through June 30, 2000, we expect stock-based compensation expense to be approximately $27.9 million for the year ending December 31, 2000.

   A key aspect of our strategy is to capitalize on our first mover advantage and to execute our rapid IBX center rollout program. The rollout of these additional IBX centers will significantly increase both fixed and operating expenses, including expenses associated with hiring, training and managing new employees, leasing and maintaining additional IBX centers, power and redundancy system engineering support and related costs, implementing security systems and related costs and depreciation.

Results of Operations

   Since our inception in June 1998, we have experienced operating losses and negative cash flows from operations in each quarter. As of June 30, 2000, we had an accumulated deficit of $66.6 million. The revenue and income potential of our business and market is unproven, and our short operating history makes an evaluation of our business and prospects difficult. There can be no assurance that we will ever achieve profitability on a quarterly or annual basis or, if achieved, sustain such profitability.

 Six Months Ended June 30, 1999 and 2000

   Revenues. We recognized revenues of $1.0 million for the six months ended June 30, 2000. Revenues consisted of recurring revenues of $978,000, primarily from the leasing of cabinet space, and non-recurring revenue of $50,000 related to the recognized portion of installation revenue. Installation and service fees are recognized ratably over the term of the contract. We did not offer IBX center colocation or interconnection exchange services during the six months ended June 30, 1999, and as such, no revenues were recognized during that time period.

   Cost of Revenues. Cost of revenues increased from $347,000 for the six months ended June 30, 1999 to $8.6 million for the six months ended June 30, 2000. Cost of revenues consists primarily of rental payments for our leased IBX centers, site employees' salaries and benefits, utility costs, power and redundancy system engineering support services and related costs, security services and related costs and depreciation and amortization of our IBX center buildout and other equipment costs. As of June 30, 1999, we had not opened any IBX centers, but we had incurred rent expense on the first IBX center. During the six months ended June 30, 2000, we incurred expenses on our first three operational IBX centers.

   Sales and Marketing. Sales and marketing expenses increased from $719,000 for the six months ended June 30, 1999 to $8.7 million for the six months ended June 30, 2000. Sales and marketing expenses consist primarily of compensation and related costs for the sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials and travel. The increase in sales and marketing expense resulted from the addition of personnel in our sales and marketing organizations, reflecting our increased selling effort and our efforts to develop market awareness. Also included in sales and marketing for the six months ended June 30, 1999 and 2000 are $67,800 and $3.0 million, respectively, of stock-based compensation expense. We anticipate that sales and marketing expenses will increase in absolute dollars as we increase our investment in these areas to coincide with the rollout of additional IBX centers.

   General and Administrative. General and administrative expenses increased from $3.4 million for the six months ended June 30, 1999 to $22.2 million for the six months ended June 30, 2000. General and administrative expenses consist primarily of salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses. The increase in general and administrative expenses was primarily the result of increased expenses associated with additional hiring of personnel in management, finance and administration, as well as other related costs associated with supporting the Company's expansion. Also included in general and administrative for the six months ended June 30, 1999 and 2000 are $1.0 million and $6.8 million, respectively, of stock-based compensation expense. We anticipate that general and administrative expenses will increase in absolute dollars due to increased staffing levels consistent with the growth in our infrastructure and related operating costs associated with our regional and international expansion efforts.

   Interest Expense, net. For the six months ended June 30, 1999, we reported interest income of $172,000 and interest expense of $138,000. For the six months ended June 30, 2000, we reported net interest expense of $6.3 million. Net interest for the six months ended June 30, 2000 consisted of interest income of $7.5 million offset by interest expense of $13.9 million. Interest income increased substantially due to higher cash, cash equivalent and short-term investment balances held in interest bearing accounts, resulting from the proceeds of the senior notes and preferred stock financing activities. Interest expense for the six months ended June 30, 2000 is a result of the issuance of senior notes and increased debt facilities and capital lease obligations and amortization of the senior notes debt facilities and capital lease obligations discount.

 Period from Inception (June 22, 1998) through December 31, 1998 and Year Ended December 31, 1999

   Revenues. We recognized revenues of $37,000 for the year ended December 31, 1999. In addition, we entered into contracts with other customers and allocated cabinet space to these customers as of December 31, 1999. Although we entered into these customer contracts, we have not recognized such amounts as revenues as the sales cycle was not yet complete by December 31, 1999. We did not offer IBX center colocation or interconnection exchange services from inception through December 31, 1998, and as such, no revenues were recognized from the date of inception to December 31, 1998.

   Cost of Revenues. We incurred cost of revenues of $3.3 million for the year ended December 31, 1999. Cost of revenues is primarily comprised of rental payments for our leased IBX centers, site employees' salaries and benefits, utilities costs, power and redundancy system engineering support services and related costs, security services and related costs and depreciation and amortization of our IBX center build-out and other equipment costs. We did not offer IBX center colocation or interconnection exchange services from inception through December 31, 1998, and as such, no cost of revenues were recorded from the date of inception to December 31, 1998.

   Sales and Marketing. Sales and marketing expenses increased from $47,000 for the period from the date of inception to December 31, 1998 to $3.9 million for the year ended December 31, 1999. These expenses consist primarily of salary and benefit costs from the hiring of both sales and marketing personnel and certain related recruiting and relocation costs, the establishment of sales and marketing programs and the recognition of stock-based compensation expense in the amount of approximately $13,000 and $1.6 million for the period from the date of inception to December 31, 1998 and the year ended December 31, 1999, respectively. In addition, we established two regional sales offices to support the New York and Washington, D.C. metropolitan area IBX centers. We anticipate that sales and marketing expenses will increase substantially to coincide with the commercial operation of our IBX centers and additional stock-based compensation expense.

   General and Administrative. General and administrative expenses increased from $902,200 for the period from the date of inception to December 31, 1998 to $12.6 million for the year ended December 31, 1999. General and administrative expenses are primarily comprised of salaries and employee benefits expenses, including stock-based compensation expense in the amount of approximately $151,000 and $4.8 million for the period from the date of inception to December 31, 1998 and the year ended December 31, 1999, respectively, professional and consultant fees and corporate headquarter operating costs, including facility and other rental costs. We anticipate that general and administrative expenses will increase significantly due to increased staffing levels consistent with the growth in our infrastructure and related operating costs associated with our regional and international expansion efforts and additional stock-based compensation expense.

   Interest Expense, net. Net interest expense increased from $70,100 for the period from the date of inception to December 31, 1998 to $1.0 million for the year ended December 31, 1999. We recognized interest income of $2.1 million for the year ended December 31, 1999 compared to $150,000 for the period from inception to December 31, 1998. Interest income increased substantially due to higher cash, cash equivalent and short-term investment balances resulting from the senior notes and preferred stock financing activities. Interest expense was $3.1 million for the year ended December 31, 1999 compared to $220,000 for the period from inception to December 31, 1998. Interest expense increased due to the issuance of senior notes, increased debt facilities and capital lease obligations and amortization of the senior notes and debt facilities and capital lease obligation discount. Interest expense for the period from inception to December 31, 1998 consisted of the interest charge from the conversion right of the convertible loan arrangement, under which the initial lenders to the Company converted their promissory notes into Series A preferred stock at a more beneficial rate than other Series A investors.

Quarterly Results of Operations Data

   The following table sets forth unaudited quarterly statement of operations data for each of the eight quarters ended June 30, 2000. In the opinion of management, this data has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, including all necessary adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of this data. The quarterly data should be read in conjunction with our financial statements and the notes to our financial statements appearing elsewhere in this prospectus. We expect our net loss to increase over the next several quarters because we plan to continue to incur significant expenses as we rollout additional IBX centers and expansion projects. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

                           Period from
                          June 22, 1998
                           (inception)                               Three Months Ended
                               to       -------------------------------------------------------------------------------
                          September 30, December 31, March 31, June 30,  September 30, December 31, March 31,  June 30,
                              1998          1998       1999      1999        1999          1999       2000       2000
                          ------------- ------------ --------- --------  ------------- ------------ ---------  --------
                                                            (dollars in thousands)
Statement of Operations
 Data:
Revenues................      $ --         $ --       $   --   $   --       $   --       $     37   $    136   $    892
Costs and operating
 expenses
 Cost of revenues.......        --           --            43      305          660         2,262      3,320      5,303
 Sales and marketing....        --            47          144      575        1,126         2,103      4,516      4,192
 General and
  administrative........        130          773        1,232    2,200        4,498         4,672      6,255     15,914
                              -----        -----      -------  -------      -------      --------   --------   --------
 Total costs and
  operating expenses....        130          820        1,419    3,080        6,284         9,037     14,091     25,409
                              -----        -----      -------  -------      -------      --------   --------   --------
 Loss from operations...       (130)        (820)      (1,419)  (3,080)      (6,284)       (9,000)   (13,955)   (24,517)
Interest income.........          4          146          106       66          238         1,728      3,662      3,870
Interest expense........        --           --           (32)    (106)        (242)       (2,766)    (7,716)    (6,164)
Interest charge on
 beneficial conversion
 of convertible debt....        220          --           --       --           --            --         --         --
                              -----        -----      -------  -------      -------      --------   --------   --------
Net loss................      $(346)       $(674)     $(1,345) $(3,120)     $(6,288)     $(10,038)  $(18,009)  $(26,811)
                              =====        =====      =======  =======      =======      ========   ========   ========

   As a result of our limited operating history, we do not have historical financial data for a significant number of periods on which to base planned operating expenses. Quarterly revenues and operating results depend substantially on the rate of new customer acquisitions, whether the related revenues are recognized immediately or deferred over future time periods, the rollout of our IBX centers and expansion projects and changes in our operating expenses. Accordingly, these factors could have a material adverse effect on our business, results of operations and financial condition. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to our expectations would have an immediate adverse effect on our business, results of operation and financial condition. Due to the foregoing factors, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may underperform or fall.

Liquidity and Capital Resources

   Since inception, we have financed our operations and capital requirements primarily through the issuance of senior notes, the private sale of preferred stock and debt financing for aggregate gross proceeds of approximately $408.7 million. As of June 30, 2000, as adjusted to give effect to the receipt of the net proceeds from this offering (assuming an initial public offering price of $11.00 per share) we had approximately $362.1 million in cash, cash equivalents and short-term investments. Furthermore, we have an additional $38.5 million of restricted cash and cash equivalents to fund interest expense on our 13% Senior Notes due 2007 and collateral under six separate security agreements for standby letters of credit and an escrow account entered into and in accordance with certain lease agreements. Our principal sources of liquidity following this offering will consist of this cash and $5.0 million in debt and capital lease facilities and, subject to the negotiation and execution of definitive loan documentation, a proposed $100.0 million credit facility. As of June 30, 2000, our total indebtedness from our senior notes, debt facilities and capital lease obligations was $214.5 million.

   Net cash used in operating activities was $796,000 for the period from inception to December 31, 1998, $9.9 million for the year ended December 31, 1999 and $24.9 million for the six months ended June 30, 2000. We used cash primarily to fund our net loss from operations.

   Net cash used in investing activities was $5.3 million for the period from inception to December 31, 1998, $86.3 million for the year ended December 31, 1999 and $125.1 million for the six months ended June 30, 2000. Net cash used in investing activities was primarily attributable to the construction of our IBX centers and the purchase of restricted cash and short-term investments.

   Net cash generated by financing activities was $10.2 million for the period from inception to December 31, 1998 and $295.2 million for the year ended December 31, 1999. Net cash generated by financing activities was $95.8 for the six months ended June 30, 2000. The cash generated from financing activities for the period from inception through December 31, 1998 was due to the sale of Series A preferred stock. The cash generated by financing activities for the year ended December 31, 1999 was primarily due to the issuance of senior notes, proceeds from debt and capital lease facilities and proceeds from the issuance of Series B preferred stock. Net cash generated in financing activities during the six months ended June 30, 2000 was primarily proceeds from the issuance of Series C preferred stock and exercises of stock options offset in part by repayments of debt facilities and capital lease obligations.

   In March 1999, we entered into a loan and security agreement in the amount of $7.0 million bearing interest at 7.5% to 9.0% per annum repayable in 36 to 42 equal monthly payments with a final interest payment equal to 15% of the advance amounts due at maturity. In May 1999, we entered into a master lease agreement in the amount of $1.0 million. This master lease agreement was increased by addendum in August 1999 by $5.0 million. This agreement bears interest at either 7.5% or 8.5% and is repayable over 42 months in equal monthly payments with a final interest payment equal to 15% of the advance amounts due on maturity. In August 1999, we entered into a loan agreement in the amount of $10.0 million. This loan agreement bears interest at 8.5% and is repayable over 42 months in equal monthly payments with a final interest payment equal to 15% of the advance amounts due on maturity. At June 30, 2000, we had total debt and capital lease financings available of $23.0 million, of which we had drawn down $18.0 million.

   In December 1999, we issued $200.0 million aggregate principal amount of 13% Senior Notes due 2007 for aggregate net proceeds of $193.4 million, net of offering expenses. Of the $200.0 million gross proceeds, $16.2 million was allocated to additional paid-in capital for the fair value of the common stock warrants and recorded as a discount to the senior notes. Senior notes, net of the unamortized discount, is $184.9 million as of June 30, 2000.

   In December 1999, we completed the private sale of our Series B preferred stock, net of issuance costs, in the amount of $81.7 million.

   In June 2000, we completed the private sale of our Series C preferred stock in the amount of $94.4 million.

   On May 23, 2000, we entered into a purchase agreement regarding approximately 80 acres of real property in San Jose, California. On June 21, 2000, before the closing on this property, we assigned our interest in the purchase agreement to iStar San Jose, LLC. On the same date, iStar purchased this property and entered into a 20-year lease with us for the property. Under the terms of the lease, we have the option to extend the lease for an additional 60 years, for a total lease term of 80 years. In addition, we have the option to purchase the property from iStar after 10 years.

   We expect that our cash on hand and anticipated cash flow from operations, and assuming the negotiation, execution and drawdown of our proposed $100.0 million credit facility, should be adequate to build an additional five IBX centers and expansion projects on built IBX centers by May 2001. Assuming sufficient customer demand and the availability of additional financing, we will build additional IBX centers and expand certain existing IBX centers. We are continually evaluating the location, number and size of our facilities based upon the availability of suitable sites, financing and customer demand. If we cannot raise additional funds on acceptable terms or funds under our proposed credit facility are unavailable to us or our losses exceed our expectations, we may delay the currently planned projects, the rollout of additional IBX centers or permanently reduce our rollout plans. Additional financing may take the form of debt or equity. If we are unable to raise additional funds to further our rollout, we anticipate that the cash flow generated from the eight IBX centers, for which we will have obtained financing if the credit facility is available, will be sufficient to meet the working capital, debt service and corporate overhead requirements associated with those IBX centers.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS
No. 133, as amended by SFAS No. 137, Deferral of the Effective Date of FASB Statement No. 133, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement does not currently apply to us as we do not have any derivative instruments or engage in hedging activities.

   In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The adoption of SAB 101 did not have a material impact on our financial position and results of operations.

   In March 2000, the FASB issued Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB 25. This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain of the conclusions of FIN 44 covering events occurring during the period after December 15, 1998 or January 12, 2000 did not have a material effect on the Company's financial position and results of operations. The Company does not expect that the adoption of the remaining conclusions will have a material effect on the financial position and results of operations.

Impact of the Year 2000

   We have not experienced any year 2000-related disruption in the operation of our systems. Although most year 2000 problems should have become evident on January 1, 2000, additional year 2000-related problems may become evident only after that date.

Quantitative and Qualitative Disclosures About Market Risk

   Equinix has limited exposure to financial market risks, including changes in interest rates. An increase or decrease in interest rates would not significantly increase or decrease interest expense on debt obligations due to the fixed nature of our debt obligations. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that we are not subject to any material market risk exposure. Equinix does not currently have any foreign operations and thus our exposure to foreign currency fluctuations is minimal.

   The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The interest rate changes affect the fair market value but do not impact earnings or cash flows. The effect of an immediate 10% change in interest rates would not have a material impact on our future operating results or cash flows. Fair market values were determined from quoted market prices.

                                    BUSINESS

Overview

   Equinix designs, builds and operates neutral IBX centers where Internet businesses place their equipment and their network facilities in order to interconnect with each other to improve Internet performance. Our neutral IBX centers place our customers' operations at a central location and provide them with the highest level of security, multiple back-up services, flexibility to grow and technical assistance. Our neutral IBX centers provide content providers, ASPs and e-commerce companies with the ability to directly interconnect with a competitive choice of bandwidth providers, ISPs and site and performance management companies. Content providers include those companies that supply information, education or entertainment content such as Excite@Home. ASPs include those companies that supply hosted applications to enterprises over the Internet, such as Storage Networks. E-commerce companies include those companies which conduct the sale of goods and services over the Internet. ISPs provide Internet connectivity services and include companies such as InterNAP and NorthPoint Communications Group. Bandwidth providers include companies such as WorldCom and AT&T. Site and performance management companies include one-stop Web presence integrators and content distribution companies such as iBeam. Equinix IBX centers enable Internet companies to quickly, easily and privately interconnect with a choice of business partners and customers as well as aggregate services in order to provide them with the flexibility, speed and scalability they need to accelerate business growth in a more cost effective way.

   Equinix currently has IBX centers in the Washington, D.C. metropolitan area, the New York metropolitan area and in Silicon Valley. We intend to complete construction of five additional IBX centers and several expansion projects by May 2001, resulting in a total of eight IBX centers in the U.S. and Europe. In addition to bandwidth providers such as AT&T, Colt, WorldCom and Level 3, our customers include Cable & Wireless, Concentric Network, Enron, Excite@Home, iBeam, InterNAP, NorthPoint Communications Group, Teleglobe and Storage Networks.

   We were incorporated in Delaware in June 1998. Our founders, Albert M. Avery, IV, our president and chief operating officer, and Jay S. Adelson, our chief technology officer, were responsible for designing, building and operating the Palo Alto Internet Exchange, or PAIX, one of the first and most active global Internet exchange points. PAIX launched commercial service in July 1996 and was functioning at full capacity within one year of introduction.

   Since March 1999, we have raised more than $412.7 million to fund the rollout of our IBX centers. In April 1999, our first customer contract was signed, and we began recognizing revenue in December 1999. We have not yet been profitable and expect to incur significant additional losses.

Market Opportunity

   Since the early 1990s, the Internet has experienced tremendous growth and is emerging as a global medium for communications and commerce. According to Forrester Research, the number of Internet sites worldwide is expected to grow from fewer than 500,000 in 1997 to approximately 4.0 million in 2002. According to International Data Corporation, worldwide Internet business commerce sales are forecast to grow from approximately $50 billion at the end of 1998 to approximately $1.3 trillion by the end of 2003.

   As a result of competitive pressures, Internet and e-commerce companies are demanding facilities that provide multiple interconnections with a broad cross-section of product and service providers and customers. The tremendous growth of Internet usage and e-commerce has aggravated the inefficiencies of the current Internet architecture, which has constrained businesses' abilities to effectively grow and manage their Internet operations.

   As the Internet and Internet businesses experienced significant growth and demand, and content providers emerged, vertically integrated hosting providers evolved to provide these businesses with places to locate their equipment and access the Internet. Until now, Internet businesses have had to rely on these vertically integrated hosting providers for the distribution of content and delivery of services between thousands of individual networks. Internet and e-commerce companies that choose to colocate equipment at these facilities typically have no choice but to purchase bandwidth from the owner of the facility. Bandwidth is typically known as the rate at which data flows over a network and is measured in bits per second. This can be costly, given the lack of competition, and a significant risk if the facility owner's network were to fail or have performance problems.

   As content becomes more critical, the choice of suppliers and direct interconnection become increasingly important. Forrester Research predicts that a combination of rapid Internet growth and increased outsourcing of Internet-related services will create an acute need for Internet-related hosting and colocation services, producing U.S. revenue growth from approximately $3.5 billion in the year 2000 to over $14 billion by 2003.

The Equinix Solution

   Equinix IBX centers provide the environment and services to meet the challenges facing Internet businesses today. Our centers will provide a free market environment where choice stimulates efficient business growth. Because Internet companies have a broad choice of product and service providers, they can increase their service offerings, deliver services more efficiently and have access to a larger potential customer base. As a result, we are able to provide the following key benefits to our customers:

   Choice. We believe that the ability of customers to choose among a variety of product and service providers is the fundamental driver of dynamic growth in commerce. By offering this crucial element of choice, our IBX centers are designed to serve as a catalyst for our customers that creates synergy among them and makes it possible for them to adapt their business models to successfully scale, or keep pace, with the growth of each other and of the Internet. Internet and e-commerce related businesses view the IBX center as a forum to attract additional customers and diversify sources of supply for their businesses.

   Opportunity to Increase Revenues and Reduce Costs. Our customers will have access to a variety of potential business partners. Accordingly, our customers will have a better opportunity to increase the size of their addressable markets, accelerate revenue growth and improve the quality of their services at our IBX centers. In addition, participants will be able to enhance their ability to control costs by aggregating their service purchases at a single location and through improved purchasing power.

   Scalability. Our IBX centers will both stimulate and support the efficient growth of our customers. From a facility perspective, we construct our IBX centers to be large enough to accommodate our customers' short- term needs, and our plan is to maintain sufficient available expansion space to meet their long-term growth needs where possible. In addition, through our global presence we will have a broad capacity to meet customers' multi-market and multi-geographic requirements. On an individual basis, customers are able to design their own unique cabinet configurations within a shared or private cage environment. As the need arises, customers can expand within their original cage or upgrade into a cage which meets their expanded requirements. We predict that customers will require this added capacity as they interconnect with each other and expand their customer reach.

   Reliability. Our IBX design provides our customers with reliable and disaster-resistant environments that are necessary for optimum Internet commerce interconnection. We believe that the level of excellence and consistency achieved in our IBX architecture and design results in premium, secure, fault-tolerant exchanges. Our IBX centers are designed to offer our customers redundant, high-bandwidth Internet connectivity through multiple third-party connections. Additionally, our solutions include multiple layers of physical security, scalable cabinet space availability, on-site trained staff 24 hours per day, 365 days per year, dedicated areas for customer care and equipment staging, redundant AC/DC power systems and multiple other redundant, fault-tolerant infrastructure systems.

Equinix Strategy

   Our objective is to provide content providers, ASPs and e-commerce companies with the ability to directly interconnect with a choice of bandwidth providers, ISPs, and site and performance management companies to grow their business. Equinix IBX centers enable Internet companies to quickly, easily and privately interconnect with a choice of business partners and customers, providing them with the flexibility, speed and adaptability they need to accelerate business growth and to allow a faster, more reliable Internet. To accomplish this objective we are employing the following strategies:

   Provide Customer Choice. We provide our customers with the freedom to choose their preferred product and service providers. We call this a neutral environment and it is one of the fundamental characteristics of an IBX center. We believe this is a significantly improved approach compared with the current Internet model because it offers customers increased value and reliability based on the availability of multiple providers of needed services. In traditional colocation or Web hosting environments, customers are often limited to a single choice of bandwidth provider, ISP, site management company, or performance management company. This limited choice can lead to single points of failure for customers or a limited number of options to choose from for value added services. The Equinix model of neutrality gives customers a wide range of providers to choose from for each of the services they require for increased Internet performance and reliability. For instance, in each IBX customers can choose from multiple bandwidth providers, ISPs and Web management companies. The ability to choose whom they work with directly leads to better Internet business performance due to the increased diversity and an improved overall total cost of ownership since these suppliers are competing for the customers' business within the IBX center. Our customers will benefit from a neutral environment that stimulates efficient business growth through accelerated network economics, or the value derived by a provider at an IBX center from being able to sell its services to a locally-aggregated set of customers, created by the efficient and rapidly growing interaction between Internet businesses.

   Manage Choice to Create Network Effect. To attract the widest choice of Internet partners, it is important to provide a robust mix of leading companies from a variety of businesses and services. This allows content providers, e-commerce companies and ASPs the opportunity to interconnect with a wide variety of companies. As a result of the IBX interconnection model, IBX participants encourage their customers, suppliers and business partners to also come into the IBX center. These customers, suppliers and business partners may also, in turn, encourage their business partners to locate in IBX centers resulting in additional customer growth. For example, a large financial site that chooses to locate in an Equinix IBX may encourage a bandwidth provider, a site management company or another content partner, like a financial news service, to also locate in the same IBX. In turn, these bandwidth providers or content partners will also bring their business partners to the IBX. This network effect enhances the value of an IBX center with each new customer as interconnections provide monthly recurring revenues.

   Leverage Strategically Scalable Centers. The network effect created by the Equinix IBX model requires strategic scalability to support the dynamic IBX growth environment. Our expansion plans are designed to meet the growth of our customers. Our IBX centers will both stimulate and support the efficient growth of our customers. From a facility perspective, we construct our IBX centers to be large enough to accommodate our customers' short term needs, and our plan is to maintain sufficient available expansion space to meet their long-term growth needs where possible.

   Expand Globally and Capitalize on First-Mover Advantage. We believe that capitalizing on our first mover advantage is essential to establishing leadership in the rapidly developing neutral Internet business exchange market. As a result, we currently plan to open additional IBX centers in the United States and internationally. We believe the demand for our international IBX centers and services will be significant due to the early stage of Internet infrastructure deployment outside of the U.S.

   Establish Equinix as the Leading Brand for IBX Centers. We plan to establish Equinix as the industry standard for the highest quality business to business Internet exchanges. Through brand awareness and promotion we intend to create a strong following among all top content providers, ASPs and e-commerce companies. We believe that this strong brand awareness, combined with our ability to provide the highest quality business to business marketplace facilities and professional services will provide us with a competitive advantage in our market.

   Leverage Blue-Chip Equity Owners. Our stockholders are some of the most influential companies driving the development, operation and utilization of the Internet. They provide us with invaluable technical and business insight, industry contacts and customer relationships to help expedite the expansion of our business. These stockholders include Artemis S.A., Bechtel Corp., Benchmark Capital, The Carlyle Group, Cisco Systems and Reuters.

Customers

   Customers typically sign renewable contracts of one to three years in length, often with options on additional space. In addition to bandwidth providers such as AT&T, Colt, WorldCom and Level 3, our current customers include Cable & Wireless, Concentric Network, Enron, Excite@Home, iBeam, InterNAP, NorthPoint Communications Group, Teleglobe and StorageNetworks. Additionally, AT&T, Enron, Excite@Home, InterNAP, Level 3, NorthPoint Communications Group,Teleglobe, StorageNetworks and WorldCom have signed multi-site agreements.

   Historically, Internet businesses have been vertically integrated and provided all services directly to their customers. These services typically include marketing, access and Internet backbone connectivity, server hosting, and other services such as e-mail and Usenet newsgroups. Continued rapid growth, innovation, competition and scarce human resources have opened the door for companies to specialize in core Internet services and outsourced other elements of their business or product to suppliers. These specialized players include:

  . content providers and e-commerce companies supplying information, education or entertainment content and conducting the sale of goods and services;

  . ASPs offering hosted applications over the Internet;

  . ISPs offering end-users Internet access and customer support;

  . bandwidth providers (telecommunications carriers); and

  . site and performance management companies which integrate and manage a customer's end-to-end web presence and performance.

   We consider these companies to be the core of our customer base and we offer each customer a choice of business partners and solutions that are designed to meet their unique and changing needs.

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

   We believe our IBX centers provide choice and neutrality that are important to companies interested in the growth and reliability of the Internet. Equinix does not compete with its customers and partners and offers choice within each customer segment. We believe most Internet companies benefit from the choice of a wide variety of Internet business partners because their business interaction is greatly enhanced, which in turn can translate to new revenue sources, greater efficiency and growth.

   We believe the additional benefits to all customer segments include:

  . Expedited service delivery
  . Scalable, flexible, fault-tolerant environment
  . Cost savings through aggregating purchases and sales at a single location . Minimize packet loss and latency, or time that elapses between a request for information and its arrival
  . Ability to focus on core competencies
  . Centralized market with access to dozens of potential customers and partners
  . Proximity to service providers reduces operations, technology and marketing costs, quickens service deployment, and improves performance
  . Multiple layers of physical security
  . Elimination of capital investment for facilities
  . 24X7 on-site Internet and telecommunications-trained staff

   We believe our IBX centers offer the following additional benefits to our customers:

Type of Customer:             Benefits:

Content Providers, ASPs and E-Commerce Companies
                               . Direct interconnection with a choice of
                                 multiple bandwidth providers, Internet
                                 service providers, and site and performance management companies. Choice gives participants the ability to decide which suppliers are the most cost-effective and provide the level of service they require. The benefits to content providers, ASPs and e-commerce companies include maximized Web presence, increased revenue streams, greater security and increased customer satisfaction
                               . Simplified outsourcing of various component
                                 services including DSL, e-mail, Usenet and content distribution

Internet Service Providers     . Direct peering, or traffic exchange, with
                                 other ISPs over private high-speed dedicated interconnections
                               . Simplified outsourcing of various component
                                 services including DSL, e-mail, Usenet and content distribution
                               . Expedited, flexible, scalable and cost-
                                 efficient bandwidth provisioning

Bandwidth Providers (Carriers) . Economies of scale with reduced capital costs
                               . Centralized market with access to dozens of
                                 potential customers

Site and Performance Management Companies
                               . Direct interconnection with a choice of
                                 multiple bandwidth providers and ISPs. Choice gives site and performance management companies the ability to decide which suppliers are the most cost-effective and provide the level of service they require

Services

   Within our IBX centers, customers can place their equipment and interconnect with a choice of Internet companies. Equinix also provides customized solutions for customers looking to resell IBX space component as part of their complete, one-stop shop solution.

   Cabinets. Customers have several choices for colocating their equipment. They can place the equipment in an Equinix shared or private cage or customize their space to build their own data center within an IBX center. Cabinets are 84 inches high, suitable for networking and server colocation. Cable trays support cables between and among cabinets. Stationary or slide shelves and enclosed cabinets are available upon request. As a customer's colocation requirements increase, they can expand within their original cage or upgrade into a cage that meets their expanded requirements.

   Shared Cages. A shared cage environment is designed for customers needing less than ten full cabinets to house their equipment. Each cabinet in a shared cage is individually secured with an advanced trackable electronic locking system and the cage itself is secured with the biometric hand-geometry system.

   Private Cages. Customers that contract for a minimum of five full cabinets can use a private cage to house their equipment. Private cages are also available in larger full cabinet sizes. Each private cage is individually secured with the biometric hand-geometry system.

   Data Centers. Customers interested in providing a hosting service or colocation center have the option of outsourcing the design, construction and management of the physical facility to Equinix. Each customer can customize the cabinet configuration within the space they purchase from Equinix in order to satisfy their specific customers' needs.

Interconnection

   Physical Cross-Connect. Customers needing to directly connect to another IBX customer can do so for a set price. Equinix leaves the choice of speed and media type to the customers, based on their needs. Cross connections are installed, delivered and tested by us within twenty-four hours of a customer's request.

   Central Switching Fabric. Customers may choose to connect to our central switching fabric rather than purchase a direct physical cross connection. With a connection to this switch, a customer can aggregate multiple interconnects over one physical connection instead of purchasing individual physical cross connects.

   Direct Connections. Customers requiring a dedicated communications link may directly connect to each other. Direct connections are Any Mode Any Speed, which means they can include single-mode fiber, multi-mode fiber, and other media upon request, as well as handle any speed required by the customer. These cross connections are customized and terminated per customer instructions and may be implemented within 24 hours of request.

Value-Added Services

   Our IBX centers are staffed with Internet and telecommunications specialists who are on-site and available 24 hours per day, 365 days per year. These professionals are trained to perform installations of customer equipment and cross connections.

   Core Infrastructure Services. Those customers with a port connection on the central switching fabric have access to multiple core infrastructure services. These services address critical

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

intelligent networking requirements and assist customers in improving the quality of their interconnection and traffic exchange.

   "Smart Hands" Services. Our customers can take advantage of our professional "Smart Hands" service, which gives customers access to our IBX staff for a variety of troubleshooting tasks, when their own staff is not on site. These tasks include equipment installation power cycling, card swapping, and performing emergency equipment replacement. Services are available on-demand or by customer contract.

IBX Design and Staffing

   Our IBX centers are designed to provide a state-of-the-art, secure, full-service, neutral operating environment of a typical minimum of 875 cabinets, or 50,000 square feet, in the first-phase buildout for colocation of customer equipment. The IBX centers are designed to provide specific and compelling improvements over legacy facilities, including scalability to meet our customer's ongoing growth, improved security, redundancy of all key infrastructure systems and improved customer care. An IBX center is divided into six basic functional areas--access, customer care, colocation, telecommunications access, mechanical and power systems and operations.

   Access Area. The access area includes a bullet-resistant guard booth; a welcome area, a hand-geometry enrollment station, and a mantrap to further control access to the IBX center. All doors and access ways are secured with biometric hand-geometry readers to ensure absolute identification and authentication. All customers and Equinix employees entering an Equinix IBX center must be cleared through this secured zone.

   Customer Care Area. The customer care area includes a seating section, conference rooms, Internet workstations, customer equipment preparation work areas, equipment lockers, a game room, bathrooms, showers and a kitchen.

   Colocation Area. The colocation area is divided into large cages to house networking and customer computer equipment that is secured by biometric security access systems. This area includes dual independent AC and DC power distribution systems, full-automated CCTV digital camera security surveillance, and a tamper-proof overhead cable-management system with separate trays for fiber and copper data, AC power and DC power cables. Secured access to the colocation area is through the customer care area.

   Telecommunications Access Area. All IBX centers will have a minimum of two dedicated fiber entry vaults for telecommunications carrier access to the colocation area. In addition, every IBX center has roof space or a separate platform for customers who access the IBX center via wireless devices such as satellite dishes, radio antennae and microwave.

   Mechanical and Power Systems Area. The mechanical and power systems area includes machine rooms and space used to house all mechanical, power safety and security equipment. Fully redundant heating, ventilation, air conditioning and power systems, as well as dual electric utility feeds support all areas of the IBX center. Power systems are designed and periodically tested to transparently handle rapid transition from public utility power to back-up power. The AC uninterruptable power supply and DC battery systems are configured to operate a fully occupied IBX center for a minimum of fifteen minutes. If there is a utility power failure, the on-site generator system could be brought on-line in less than eight seconds through an automatic transfer switch to supply seamless, uninterrupted power to the IBX center. The emergency generators, located in a specially equipped area, supply power to the AC and DC systems. On-site fuel tanks store sufficient fuel to power a fully occupied IBX center for a minimum of 48 hours.

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

   Operations Area. The operations area houses the IBX manager's office, an operations center for staff technicians and office space for visiting Equinix employees. It includes consoles for monitoring all IBX environmental systems and for tracking all activities at the IBX center. In selected IBX centers, this area will house regional operations centers that will monitor the operations of several IBX centers.

Additional Specifications

   Security System. All access controls and other security functions are connected to a central security computer system that controls access to the interior and exterior perimeters of the IBX centers. A security guard located behind the bullet-resistant security console controls access to the colocation area. The caged sections of the colocation area can only be accessed through hand-geometry readers located on cage doors. Digital cameras connected to a central system at the security console monitor and record all activity within the IBX center, as well as the perimeter and the roof.

   Staffing. A typical IBX center is staffed with 13 Equinix employees, including one IBX manager, a chief engineer, a warehouse coordinator and eight technical service personnel who provide 24 hours per day, 365 days per year coverage for customer support needs. In addition, an IBX center has two security guards on duty at all times and 24-hour technical support.

   Other. For security purposes, an Equinix IBX center is anonymous. No indications of center ownership or function are visible from the exterior. In addition, there are no raised floors and all walls are airtight and without windows. Our IBX centers are designed with advanced fire suppression systems which are armed with sensory mechanisms to sample the air and raise alarms before pressurization or release. Finally, Equinix IBX centers are built in compliance with location-dependent seismic standards.

IBX Rollout Schedule

   The objective of our global rollout strategy is to rapidly establish a leadership position in the mission critical Internet and e-commerce markets. Equinix currently has IBX centers in the Washington, D.C. metropolitan area, the New York metropolitan area and in Silicon Valley. We intend to complete construction of five additional IBX centers and several expansion projects by May 2001, resulting in a total of eight IBX centers in the U.S. and Europe. The scalable nature of our IBX model enables us to be flexible in response to changing market opportunities. As a result, the timing and placement of our IBX centers will vary depending on numerous factors, including customer need, technological and other developments.

   In November 1999, the Company entered into a master agreement with Bechtel Corporation, or Bechtel, whereby Bechtel agreed to act as the exclusive contractor under a Master Agreement to provide program management, site identification and evaluation, engineering and construction services to build our IBX centers under mutually agreed upon guaranteed completion dates. As part of the agreement, the Company granted Bechtel a warrant to purchase 352,500 shares of the Company's common stock at $1.00 per share (the "Bechtel Warrant"). The Bechtel Warrant is immediately exercisable and expires five years from date of grant. As of June 30, 2000, 281,988 shares of the Bechtel Warrant are subject to repurchase at the original exercise price, if Bechtel's performance commitments are not complete.

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

Sales and Marketing

 Sales

   We use a direct sales force to market our services to Internet and e-commerce related businesses. We are organizing our sales force by customer segments as well as establishing a sales presence in diverse geographic regions, which will enable efficient servicing of the customer base from a network of regional offices. A regional office is comprised of a manager, sales representatives and technical support personnel. We also have reseller agreements with several large customers. These distribution channels will account for a smaller portion of our business by design. In addition, our sales team will work closely with each customer to foster the natural network effect of our IBX model, resulting in access to a wider potential customer base via our existing customers. As a result of the IBX interconnection model, IBX participants encourage their customers, suppliers and business partners to also come into the IBX. These customers, suppliers and business partners also, in turn, encourage their business partners to locate in IBX centers resulting in additional customer growth. This network effect significantly reduces Equinix's customer acquisition costs.

   Before opening an IBX center, we secure key anchor customers and focus on generating sales commitments for between at least 10 and 20% of the available capacity. Our sales strategy is to target the top 25 companies in our customer segments, which include content providers, ASPs, e-commerce companies, carriers, ISPs and site and performance management companies. Momentum in the selling process and the presence of anchor customers are important to attracting additional potential customers who see the IBX center as an opportunity to generate new customers and revenues. We expect a substantial number of customers to contract for services at multiple IBX centers and have already received orders from such customers. At each IBX center, our sales representatives will screen prospective customers and will manage the population of the IBX center to ensure an appropriate mix of customer types.

 Marketing

   To support our sales effort and to actively promote and solidify the Equinix brand, we plan to conduct comprehensive marketing programs. Our marketing strategies will include an active public relations campaign, print advertisements, online advertisements, trade shows, speaking engagements, strategic partnerships and on-going customer communications programs. We are focusing our marketing effort on business and trade publications, online media outlets, industry events and sponsored activities. We participate in a variety of Internet, computer and financial industry conferences and encourage our officers and employees to pursue speaking engagements at these conferences. In addition to these activities, we intend to build recognition through sponsoring or leading industry technical forums and participating in Internet industry standard-setting bodies.

Competition

   Our market is new, rapidly evolving, and likely to have an increasing number of competitors. To be successful in this emerging market, we must be able to sufficiently differentiate our IBX model from existing colocation and web hosting companies. We may also face competition from persons seeking to replicate our IBX concept. We may not be successful in differentiating ourselves or achieving widespread market acceptance of our business. Furthermore, enterprises that have already invested substantial resources in peering arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. If we are unable to complete our IBX centers in a timely manner, other companies will be able to attract the same customers that we are targeting. Once the customers are located in our competitors' facilities, it will be very difficult, if not impossible, to convince them to relocate to our IBX centers.

   We may encounter competition from a number of sources, some of which may also be our customers, including:

  . vertically integrated Web site hosting, colocation and ISP companies such as AboveNet, Exodus, GlobalCenter and Globix;

  . established communications carriers such as AT&T, Level 3, WorldCom and Qwest; and

  . emerging colocation service providers such as Colo.com, CO Space, which recently agreed to be acquired by InterNAP and Telehouse.

   Potential competitors may bundle their products or incorporate colocation services in a manner that is more attractive to our potential customers than purchasing cabinet space in our IBX centers and utilizing our services. Furthermore, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can.

   Some of our potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. In particular, carriers and several hosting and colocation companies have extensive customer bases and broad customer relationships that they can leverage, including relationships with many of our potential customers. These companies also have significantly greater customer support and professional service capabilities than we do. Because of their greater financial resources, some of these companies have the ability to adopt aggressive pricing policies. As a result, in the future we may have to adopt pricing strategies that compete with such competitors to attract and retain customers. Any such pricing pressures would adversely affect our ability to generate revenues.

Employees

   As of June 30, 2000, we had 187 employees and 21 full-time consultants. We had 151 employees based at our corporate headquarters in Redwood City, California and our regional sales offices in New York, NY and Reston, VA. Of those employees, 75 were in engineering and operations, 45 were in sales and marketing and 31 were in management and finance. The remaining 36 employees were based at our Washington, D.C., New York, NY, Los Angeles, CA, Chicago, IL and Silicon Valley IBX centers.

Properties

   Our executive offices are currently located in Redwood City, CA and after August 2000 will be located in Mountain View, CA. We have entered into lease commitments for IBX centers in Ashburn, VA, Newark, NJ, San Jose and Los Angeles, CA, Chicago, IL, Dallas, TX, and Amsterdam, The Netherlands. Relating to future IBX centers, we do not intend to own real estate or buildings but rather continue to enter into lease agreements with a minimum term of ten years, renewal options and rights of first refusal on space for expansion.

Legal Proceedings

   We are currently not involved in any litigation.

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

                                  MANAGEMENT

Officers, Key Employees and Directors

   Our officers, key employees and directors, and their ages as of July 17, 2000, are as follows:

Name                     Age Position
----                     --- --------
Peter F. Van Camp.......  44 Chief Executive Officer and Director
Albert M. Avery, IV.....  56 President, Chief Operating Officer and Director
Jay S. Adelson..........  29 Chief Technology Officer
Philip J. Koen..........  48 Chief Financial Officer, Corporate Development Officer and Secretary
Marjorie S. Backaus.....  38 Chief Marketing Officer
Dante R. DeWitt.........  36 Chief Information Officer
Roy A. Earle............  43 Vice President, IBX Development
Peter T. Ferris.........  43 Vice President, Worldwide Sales
Renee F. Lanam..........  38 General Counsel and Assistant Secretary
Scott Kriens............  42 Director
Dawn G. Lepore..........  46 Director
Andrew S. Rachleff......  41 Director
John G. Taysom..........  46 Director
Michelangelo Volpi......  33 Director

   Peter F. Van Camp has served as Equinix's chief executive officer and as a director since May 2000. From March 1999 to May 2000, Mr. Van Camp was employed at UUNET, the Internet division of WorldCom, a telecommunications corporation, where he served as president of Internet markets and, most recently, as president of the Americas region. Before joining UUNET, Mr. Van Camp served as president of WorldCom Advanced Networks from February 1998 to March 1999. During the period from May 1995 to February 1998, Mr. Van Camp was president of Compuserve Network Services, an Internet access provider. Before holding this position, Mr. Van Camp held various positions at Compuserve, Inc. during the period between October 1982 to May 1995. Mr. Van Camp currently serves as a director of Paradyne Networks, Inc., a public company.

   Albert M. Avery, IV, one of our founders, has served as Equinix's president, chief operating officer and as a director since May 2000. From our inception in June 1998 to May 2000, Mr. Avery served as our president, chief executive officer and as a director. During the period from February 1996 to June 1998, Mr. Avery was general manager of the Palo Alto Internet Exchange, or PAIX, of Digital Equipment Corporation, or DEC, now a division of Compaq, a computing systems supplier. During the period from March 1994 to February 1996, Mr. Avery served as chief of staff to the vice president of research and advanced development at DEC. Before holding this position, Mr. Avery held a variety of sales, business and engineering management roles at DEC, which he joined in 1968.

   Jay S. Adelson, one of our founders, has served as Equinix's chief technology officer since our inception in June 1998. From June 1998 to June 2000, Mr. Adelson was also one of our directors. During the period from February 1997 to June 1998, Mr. Adelson was operations manager at PAIX. Before joining PAIX, Mr. Adelson was a founding member of Netcom On-Line Communications, Inc., an Internet services corporation, where, during the period from January 1994 to February 1997, he managed both access and network operations.

   Philip J. Koen has served as Equinix's chief financial officer and secretary since July 1999. In addition, Mr. Koen became our corporate development officer in May 2000. Before joining Equinix,

Mr. Koen was employed at PointCast, Inc., an Internet company, where he served as chief executive officer during the period from March 1999 to June 1999; chief operating officer during the period from November 1998 to March 1999; and chief financial officer and executive vice president responsible for software development, network operations, finance, information technology, legal and human resources during the period from July 1997 to November 1998. From December 1993 to May 1997, Mr. Koen was vice president of finance and chief financial officer of Etec Systems, Inc., a semi-conductor equipment company. Mr. Koen currently serves as a director of Fortel Corporation and of Centura Software Corp., both public companies.

   Marjorie S. Backaus has served as Equinix's chief marketing officer since May 2000. From November 1999 to May 2000, Ms. Backaus served as vice president, marketing of Equinix. During the period from August 1996 to November 1999, Ms. Backaus was vice president of marketing at Global One, a telecommunications company. From November 1987 to August 1996, Ms. Backaus served in various positions at AT&T, a telecommunications company, including that of division manager, DirecTV.

   Dante R. DeWitt has served as Equinix's chief information officer since June 2000. Before joining Equinix, Mr. DeWitt was employed at Hambrecht & Quist, an investment banking firm, from June 1998 to June 2000, where he served as chief information officer. From September 1997 to June 1998, Mr. DeWitt served as an executive vice president at Bank America, a financial services corporation, where he was in charge of technology and operations for the Global Asset Management Division. From March 1995 to September 1997, Mr. DeWitt was employed at Bank America Robertson Stephens, an investment banking firm, as chief information officer.

   Roy A. Earle has served as Equinix's vice president, IBX development since November 1999. Before joining Equinix, Mr. Earle was employed at Etec Systems, a semiconductor equipment company, where he served as vice president and general manager of display products from September 1997 to November 1999 and as vice president for operations from October 1995 to September 1997. From July 1994 to October 1995, Mr. Earle served as chief operating officer and plant manager at Temic Siliconix, a semiconductor company.

   Peter T. Ferris has served as Equinix's vice president, worldwide sales since July 1999. During the period from June 1997 to July 1999, Mr. Ferris was vice president of sales for Frontier Global Center, a provider of complex web site hosting services. From June 1996 to June 1997, Mr. Ferris served as vice president, eastern sales at Genuity Inc., an Internet services provider. From December 1993 to June 1996, Mr. Ferris was vice president, mid-Atlantic sales at MFS DataNet Inc., a telecommunications services provider.

   Renee F. Lanam has served as Equinix's general counsel and assistant secretary since April 2000. Before joining Equinix, Ms. Lanam was employed at the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP ("Gunderson Dettmer"), where she was an associate from January 1996 to January 2000 and a partner from January 2000 to April 2000. Prior to joining Gunderson Dettmer, Ms. Lanam was an associate at the law firms of Jackson, Tufts, Cole & Black and Brobeck, Phleger & Harrison, LLP.

   Scott Kriens has served as a director of Equinix since July 2000. Mr. Kriens has been president, chief executive officer and chairman of the board of directors of Juniper Networks Inc., an Internet infrastructure solutions company, since October 1996. From April 1986 to January 1996, Mr. Kriens served as vice president of sales and vice president of operations at StrataCom, Inc., a telecommunications equipment company, which he co-founded in 1986.

   Dawn G. Lepore has served as a director of Equinix since July 2000.
Ms. Lepore is vice chairman and chief information officer and a member of the management committee of the Charles Schwab Corporation, a financial services corporation, where she has served for over sixteen years in various capacities. Prior to her appointment as chief information officer at Schwab in October 1993, Ms. Lepore served as senior vice president of information technology at Schwab from May 1993 to October 1993. Ms. Lepore currently serves on the board of directors of eBay, Inc., the Times Mirror Company and Viador, Inc.

   Andrew S. Rachleff has served as a director of Equinix since September 1998. In May 1995, Mr. Rachleff co-founded Benchmark Capital, a venture capital firm, and has served as a general partner since that time. Prior to co-founding Benchmark Capital, Mr. Rachleff spent ten years as a general partner with Merrill, Pickard, Anderson & Eyre, a venture capital firm. Mr. Rachleff also serves on the boards of directors of NorthPoint Communications, Inc., a competitive local exchange carrier and one of our stockholders, CacheFlow Inc., an Internet caching appliance company and several privately held companies.

   John G. Taysom has served as a director of Equinix since March 2000. Mr. Taysom has been employed by Reuters Plc., a global television and news agency, since 1982, most recently as managing director of the Reuters Greenhouse Fund. Mr. Taysom currently serves as a director of Tibco Software Inc., Digimarc Corp., and several privately held companies.

   Michelangelo Volpi has served as a director of Equinix since November 1999. Mr. Volpi has served in various capacities at Cisco Systems, a data communications equipment manufacturer, since 1994, most recently as chief strategy officer.

Director Compensation

   Directors do not receive compensation for services provided as a director or for participation on any committee of the board of directors. Directors are not reimbursed for their out-of-pocket expenses in serving on the board of directors or any committee of the board of directors. Directors are eligible for option grants under our 1998 Stock Plan and our 2000 Director Option Plan.

Compensation Committee Interlocks and Insider Participation

   No interlocking relationship exists between any member of our board of directors and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

Indemnification

   To the fullest extent permitted by applicable law, our amended and restated certificate of incorporation authorizes us to provide indemnification of, and advancement of expenses to, our agents and any other persons to whom the Delaware General Corporation Law permits us to provide indemnification, in excess of the indemnification and advancement otherwise permitted by the Delaware General Corporation Law. Our authorization is subject only to limits created by the Delaware General Corporation Law relating to actions for breach of duty to Equinix, our stockholders and others.

   Our bylaws provide for mandatory indemnification of our directors to the fullest extent permitted by Delaware law and for permissive indemnification of any person, other than a director, made party to any action, suit or proceeding by reason of the fact that he or she is or was our officer or employee.

   We have also entered into indemnification agreements with our officers and directors containing provisions that may require us to indemnify such officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Executive Compensation

   The following table sets forth information with respect to compensation for the fiscal year ended December 31, 1999 paid by us for services by each of the individuals who served as our chief executive officer during the fiscal year 1999 and each other executive officer whose total salary for the fiscal year exceeded $100,000, collectively referred to as the Named Executive Officers.

                           Summary Compensation Table

                                                                   Long-Term
                                                                  Compensation
                                                                    Awards
                                            Annual Compensation   Securities
                                            -------------------   Underlying
Name and Principal Position                 Salary($)  Bonus($)   Options(#)
---------------------------                 -------------------- -------------
Albert M. Avery, IV........................ $    178,020 $     0        0(1)
President, Chief Executive Officer and
 Director
Jay S. Adelson............................. $    173,754 $     0        0(1)
Chief Technology Officer and Director

--------

(1) Each of Messrs. Avery and Adelson purchased 3,030,000 shares of restricted stock on June 22, 1998 in accordance with a stock purchase agreement. Each agreed to amend his stock purchase agreement on July 30, 1998 to subject 2,727,000 of the shares to vesting restrictions. Pursuant to the amendment, the 2,727,000 shares will vest in 48 monthly installments from June 22, 1998. The purchaser will also vest in 25% of the shares if his employment is involuntarily terminated and will vest in all of the shares if his employment is involuntarily terminated within 12 months following a change in control of Equinix. As of December 31, 1999, Messrs. Avery and Adelson had each vested in 1,022,625 of the restricted shares and the restricted shares had a value of $8,180,489, which represents 1,704,375 unvested shares valued at $4.80 per share less $0.0003, the price paid per share. On May 15, 2000, our board of directors agreed to waive our repurchase right with respect to all of Mr. Avery's unvested shares. As a result, Mr. Avery currently holds 2,580,000 fully vested shares of our common stock. On July 17, 2000 our board of directors agreed to amend Mr. Adelson's stock purchase agreement to provide for the full lapse of our repurchase right if we terminate or constructively terminate Mr. Adelson's employment without cause.

Option Grants in Last Fiscal Year

   We have not granted stock options or stock appreciation rights to any of the Named Executive Officers during the fiscal year ended December 31, 1999.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   None of the Named Executive Officers exercised options during the fiscal year ended December 31, 1999 and none of the Named Executive Officers held any options at the end of the fiscal year.

Stock Plans

2000 Equity Incentive Plan

   Share Reserve. Our board of directors adopted our 2000 Equity Incentive Plan on May 26, 2000. We have reserved 5,000,000 shares of our common stock for issuance under the 2000 Equity Incentive Plan, plus any shares not yet issued under our 1998 Stock Plan on the date of this offering which will also be available under the 2000 Equity Incentive Plan. On January 1 of each year, starting with the year 2001, the number of shares in the reserve will automatically increase by 6% of the total number of shares of common stock that are outstanding at that time or, if less, by 6,000,000 shares. In general, if options or shares awarded under the 2000 Equity Incentive Plan or the 1998 Stock Plan are forfeited, then those options or shares will again become available for awards under the 2000 Equity Incentive Plan. We have not yet granted any options under the 2000 Equity Incentive Plan.

   Outstanding options under the 1998 Stock Plan will be incorporated into the 2000 Equity Incentive Plan at the time of this offering and no further option grants will be made under the 1998 Stock Plan. The incorporated options will continue to be governed by their existing terms, unless the Board elects to extend one or more features of the 2000 Equity Incentive Plan to those options or to other outstanding shares. The Board has elected to extend the change in control acceleration feature of the 2000 Equity Incentive Plan described below to all outstanding options and unvested shares. Previously, options granted under the 1998 Stock Plan generally provided that vesting of the shares would accelerate upon an acquisition only if not assumed by the acquiring entity.

   Administration. The compensation committee of our board of directors administers the 2000 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of our 2000 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

   Eligibility. The following groups of individuals are eligible to participate in the 2000 Equity Incentive Plan:

  .employees;

  .members of our board of directors who are not employees; and

  .consultants.

   Types of Award. The 2000 Equity Incentive Plan provides for the following types of awards:

  .incentive stock options to purchase shares of our common stock;

  .nonstatutory stock options to purchase shares of our common stock;

  .restricted shares of our common stock; and

  .stock appreciation rights and stock units.

   Options and Stock Appreciation Rights. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for incentive stock options granted under the 2000 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

  .cash;

  .shares of common stock that the optionee already owns;

  . a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

  .an immediate sale of the option shares through a broker designated by us;
     or

  .a loan from a broker designated by us, secured by the option shares.

   A participant who exercises a stock appreciation right shall receive the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2000 Equity Incentive Plan shall be determined by the compensation committee. The settlement value of the stock appreciation right may be paid in:

    cash; or

    shares of common stock.

   Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire ten years after they are granted, except that they generally expire earlier if the participant's service terminates earlier. The 2000 Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 1,000,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 1,500,000 shares in the first year of employment.

   Restricted Shares and Stock Units. Restricted shares and stock units may be awarded under the 2000 Equity Incentive Plan in return for:

  .cash;

  . a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

  .services already provided to us; and

  .in the case of treasury shares only, services to be provided to us in the future.

Restricted shares and stock units vest at the time or times determined by the compensation committee.

   Change in Control. If a change in control of Equinix occurs, an option or restricted stock award under the 2000 Equity Incentive Plan will not generally become fully vested. However, if the surviving corporation does not assume the option or award or replace it with a comparable award, then vesting will accelerate as to all of the shares of common stock subject to such Award. An option or award will become fully exercisable and fully vested if the holder's employment or service is involuntarily terminated within 18 months following the change in control. A change in control includes:

  . a merger of Equinix after which our own stockholders own 50% or less of the surviving corporation (or its parent company);

  . a sale of all or substantially all of our assets;

  . a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

  . an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Equinix (such as a holding company owned by our stockholders).

   Amendments or Termination. Our board may amend or terminate the 2000 Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2000 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

Employee Stock Purchase Plan

   Share Reserve and Administration. Our board of directors adopted our Employee Stock Purchase Plan on May 26, 2000. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 1,000,000 shares of our common stock for issuance under the plan. On January 1 of each year, starting with the year 2001, the number of shares in the reserve will automatically increase by 2% of the total number of shares of common stock that are outstanding at that time or, if less, by 600,000 shares. The plan will be administered by the compensation committee of our board of directors.

   Eligibility. All of our employees are eligible to participate if they are employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on February 20th and August 20 of each year. However, the first offering period will start on the effective date of this offering and end on August 19, 2002.

   Amount of Contributions. Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will occur on February 19 and August 19 of each year. Each participant may purchase up to 2,500 shares on any purchase date. But the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000.

   Purchase Price. The price of each share of common stock purchased under our Employee Stock Purchase Plan will be 85% of the lower of:

  . the fair market value per share of common stock on the date immediately before the first day of the applicable offering period; or

  . the fair market value per share of common stock on the purchase date.

   In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

  . the price per share to the public in this offering; or

  . the fair market value per share of common stock on the purchase date.

   Other Provisions. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Equinix. If a change in control of Equinix occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the Employee Stock Purchase Plan at any time. Our Chief Executive Officer may also amend the plan in certain respects. If our board increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must seek the approval of our stockholders.

2000 Director Option Plan

   Share Reserve. Our board of directors adopted our 2000 Director Option Plan on May 26, 2000. We have reserved 200,000 shares of our common stock for issuance under the plan. On January 1 of each year, starting with the year 2001, the number of shares in the reserve will automatically increase by 50,000 shares. In general, if options granted under the 2000 Director Option Plan are forfeited, then those options will again become available for grants under the plan. The Director Option Plan will be administered by the compensation committee of our board of directors, although all grants under the plan are automatic and non-discretionary.

   Initial Grants. Only the non-employee members of our board of directors will be eligible for option grants under the 2000 Director Option Plan. Each non-employee director who is serving on our board on the effective date of this offering who has not already received an initial option for 40,000 shares and each non-employee director who first joins our board after the effective date of this offering will receive an initial option for 40,000 shares. That grant will occur on the effective date of the offering for current directors or when the director takes office for new directors. The initial options vest in four equal annual installments over the four-year period following the date of grant.

   Annual Grants. At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director who will continue to be a director after that meeting will automatically be granted an annual option for 10,000 shares of our common stock. However, a new non-employee director who is receiving the initial option will not receive the annual option in the same calendar year. The annual options are fully vested on the first anniversary of the date of grant.

   Other Option Terms. The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board (if earlier). If a change in control of Equinix occurs, a non-employee director's option granted under the 2000 Director Option Plan will become fully vested.

   Amendments or Termination. Our board may amend or terminate the 2000 Director Option Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2000 Director Option Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

Employment Agreements and Change in Control Arrangements

   The compensation committee of our board of directors, as plan administrator of the 2000 Stock Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the Named Executive Officers and any other person in connection with certain changes in control of Equinix. In connection with our adoption of the 2000 Stock Plan, we have provided that upon a change in control of Equinix, each outstanding option and all shares of restricted stock will generally become fully vested unless the surviving corporation assumes the option or award or replaces it with a comparable award.

   None of our executive officers have employment agreements with us, and their employment may be terminated at any time. Our form offer letter for officers provides for an additional 12 months of vesting if we are acquired or upon a change in control, provided such officer is still employed on the date of acquisition.

   We have delivered an offer letter to Peter F. Van Camp, our chief executive officer, dated April 25, 2000, which provides that his salary shall be $310,000 per year. The letter provides for the grant of an option to purchase 3,105,000 shares of common stock at the fair market value on the grant date vesting over four years. The letter provides that we will extend a no-interest loan to Mr. Van Camp for up to $3,000,000 to purchase a primary residence. The loan will be secured by Mr. Van Camp's primary residence and any shares of stock that Mr. Van Camp obtains by exercising the options described above. The agreement also provides for reimbursement of up to $80,000 of relocation expenses. The agreement further provides for 12 months of severance pay if Mr. Van Camp is terminated by us for reasons other than cause or disability. We have also entered into a stock option agreement with Mr. Van Camp, which provides that our right to repurchase unvested shares shall lapse upon certain changes in control of Equinix.

   Equinix has also delivered an offer letter to Philip J. Koen, our chief financial and corporate development officer, dated July 9, 1999, which provides that his salary shall be $195,000 per year. The letter provides that we will grant him an option to purchase 660,000 shares of common stock at the fair market value on the grant date vesting over four years. The letter further provides for six months of severance pay if Mr. Koen is terminated by us for reasons other than cause.

   We have also delivered an offer letter to Peter T. Ferris, our vice president of sales, dated June 28, 1999, which provides that his salary shall be $190,000 per year and he is eligible for a target bonus of $60,000. The letter provides for the grant of an option to purchase 510,000 shares of common stock at the fair market value on the grant date vesting over four years. The letter also provides that we will extend a no-interest loan to Mr. Ferris of up to $750,000 to purchase his primary residence. The loan will be secured by Mr. Ferris' primary residence and any shares of stock that Mr. Ferris obtains by exercising the options described above. The letter also provides for acceleration of vesting of option shares as if Mr. Ferris remained employed for one additional year if there are certain changes in control of Equinix. We also agreed to indemnify Mr. Ferris for any claims brought by his former employer under an employment and non-compete agreement he had with his former employer.

   On May 15, 2000, our board of directors agreed to waive our repurchase right with respect to all of Albert M. Avery, IV's unvested shares. As a result, Mr. Avery currently holds 2,580,000 fully vested shares of our common stock. On July 17, 2000 our board of directors agreed to amend Mr. Adelson's stock purchase agreement to provide for the full lapse of our repurchase right if we terminate or constructively terminate Mr. Adelson's employment without cause.

                        RELATED PARTY TRANSACTIONS

   Since inception, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, on an as converted basis, or an immediate family member of any of these individuals or entities, had or will have a direct or indirect interest other than:

  . compensation arrangements, which are described where required under "Management;" and

  . the transactions described below.

   Sale of Common Stock. In June 1998, we issued and sold 3,030,000 shares of our common stock to Albert M. Avery, IV, our president, chief operating officer and director, at a per share purchase price of $0.0003 which accounts for a
2.02 for one stock split on August 31, 1998 and a three for two stock split on January 19, 2000. In May 2000, our board of directors agreed to waive our repurchase right with respect to all of Mr. Avery's unvested shares. As a result, Mr. Avery currently holds 2,580,000 fully vested shares of our common stock.

   In June 1998, we issued and sold 3,030,000 shares of our common stock to Jay
S. Adelson, our chief technology officer, at a per share purchase price of $0.0003 which accounts for a 2.02 for one stock split on August 31, 1998 and a three for two stock split on January 19, 2000. On July 17, 2000 our board of directors agreed to amend Mr. Adelson's stock purchase agreement to provide for the full lapse of our repurchase right if we terminate or constructively terminate Mr. Adelson's employment without cause.

   Series A Preferred Stock Financing. In September 1998, we issued and sold 7,522,500 shares of our Series A preferred stock to Benchmark Capital Partners II, L.P., a 5% stockholder of us, at a per share purchase price of $0.67 which accounts for a three for two stock split on January 19, 2000. One of our directors, Andrew S. Rachleff, is a general partner of Benchmark Capital, the general partner of Benchmark Capital Partners II, L.P.

   In September 1998, we issued and sold 5,775,000 shares of our Series A preferred stock to Cisco Systems, Inc., a 5% stockholder of us, at a per share purchase price of $0.67 which accounts for a three for two stock split on January 19, 2000. One of our directors, Michelangelo Volpi, is chief strategy officer of Cisco Systems, Inc.

   Series B Preferred Stock Financing. In August through November 1999, we issued and sold 1,012,500 shares of our Series B preferred stock to Benchmark Capital Partners II, L.P., at a per share purchase price of $5.33 which accounts for a three for two stock split on January 19, 2000.

   In September 1999, we issued and sold 684,375 shares of our Series B preferred stock to Cisco Systems, Inc., at a per share purchase price of $5.33 which accounts for a three for two stock split on January 19, 2000.

   In September 1999, we issued and sold 356,250 shares of our Series B preferred stock to Microsoft Corporation, a 5% stockholder of us, at a per share purchase price of $5.33 which accounts for a three for two stock split on January 19, 2000.

   In September 1999, we issued and sold 937,500 shares of our Series B preferred stock to NorthPoint Communications, Inc. at a per share purchase price of $5.33 which accounts for a three for two stock split on January 19, 2000. One of our directors, Andrew S. Rachleff, is also a director of NorthPoint Communications, Inc.

   In October 1999, we issued and sold 937,500 shares of our Series B preferred stock to Reuters Investment (Bermuda) Limited, at a per share purchase price of $5.33 which accounts for a three for two stock split on January 19, 2000. One of our directors, John G. Taysom, is employed by Reuters plc., an entity affiliated with Reuters Investment (Bermuda) Limited.

   Series C Preferred Stock Financing. In May 2000, we issued and sold 132,625 shares of our Series C preferred stock to Benchmark Capital Partners IV, L.P., at a per share purchase price of $15.08. Benchmark Capital is the general partner of Benchmark Capital Partners IV, L.P.

   In May 2000, we issued and sold 331,564 shares of our Series C preferred stock to Cisco Systems, Inc., at a per share purchase price of $15.08.

   In May 2000, we issued and sold 331,564 shares of our Series C preferred stock to Reuters Holdings Switzerland SA, at a per share purchase price of $15.08. Reuters plc. is affiliated with Reuters Holdings Switzerland SA.

   Lease Agreement with Entity Affiliated with 5% Stockholder. In March 1999, we entered into an equipment lease facility with Cisco Systems Credit Corporation, an entity affiliated with Cisco Systems, Inc., under which we leased $137,293 of equipment for a 24-month term.

   Warrants to Purchase Common Stock. In August 1999, we issued warrants to purchase 338,145 shares of our common stock, which accounts for a three for two stock split on January 19, 2000, at a purchase price of $0.53 per share, to NorthPoint Communications, Inc. in connection with a strategic agreement.

   Loans to Executive Officers. In September 1999, we loaned an aggregate of $750,000 to Peter T. Ferris, one of our executive officers, to purchase a principal residence. The non-interest bearing note is secured by a second deed of trust on the residence, a promissory note and a stock pledge agreement, and has a term of five years.

   In December 1999 we loaned Marjorie S. Backaus, one of our executive officers, $112,500. This amount was repaid in full in January 2000. In addition, in January 2000, we loaned an aggregate of $250,000 to Ms. Backaus to purchase a principal residence. The non-interest bearing note is secured by a second deed of trust on the residence, a promissory note and a stock pledge agreement, and has a term of five years.

   In May 2000, we agreed to loan up to $3,000,000 to Peter F. Van Camp, one of our executive officers, to purchase a principal residence. The non-interest bearing note will be secured by the residence and a stock pledge agreement.

   Relocation Allowances to Executive Officers. In July 1999, we granted a relocation allowance in the amount of $60,000 to Peter T. Ferris. The full amount of the allowance has been paid to Mr. Ferris.

   In November 1999, we granted a relocation allowance in the amount of $60,000 to Marjorie S. Backaus. The full amount of the allowance has been paid to Ms. Backaus.

   In May 2000, we granted a relocation allowance in the amount of $80,000 to Peter F. Van Camp. To date, Mr. Van Camp has not received any amount under the allowance. In addition, we reimbursed Mr. Van Camp's prior employer for relocation costs.

   Founders' Registration Rights. We have entered into an investors' rights agreement that provides for registration rights in favor of Albert M. Avery, IV and Jay S. Adelson if there are public issuances of our common stock.

   Option Grants. In June 2000, we granted options with a per share exercise price of $7.00 to the following executive officers in the following amounts:
Albert M. Avery--56,000; Philip J. Koen--80,000; Jay S. Adelson--56,000; Roy A. Earle--56,000; Peter T. Ferris--56,000; Marjorie S. Backaus--56,000; and Renee
F. Lanam--40,000. In July 2000, we granted options with a per share exercise price of $7.00 to the following directors in the following amounts: Scott Kriens--40,000 and Dawn G. Lepore--40,000. We may grant additional options to our directors and executive officers in the future. See "Management--Option Grants in Last Fiscal Year".

   Indemnification. We have entered into an indemnification agreement with each of our officers and directors. See "Management--Indemnification" for a description of the indemnification available to our officers and directors under these indemnification agreements.

                             PRINCIPAL STOCKHOLDERS

   The table below presents selected information regarding beneficial ownership of our outstanding common stock, on an as converted basis, as of June 30, 2000 for:

  . each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock on an as converted basis;

  . each of our directors, our chief executive officer and our other highest-paid executive officers; and

  . all of our directors and executive officers as a group.

   Under the rules of the Securities and Exchange Commission, beneficial ownership includes sole or shared voting or investment power over securities and includes the shares issuable under stock options that are exercisable within 60 days of June 30, 2000. Shares issuable under stock options exercisable within 60 days are considered outstanding for computing the percentage of the person holding the options but are not considered outstanding for computing the percentage of any other person.

   Percentage ownership calculations are based on 53,772,931 shares of common stock outstanding as of June 30, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock. Unless otherwise indicated, the address for each listed stockholder is c/o Equinix, Inc., 901 Marshall Street, Redwood City, California 94063. To our knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons or entities identified in this table have sole voting and investment power relating to all shares of stock shown as beneficially owned by them.

                                                           Percent of Shares
                                                              Outstanding
                                              Number of   --------------------
                                             Beneficially Before the After the
Name of Beneficial Owner                     Owned Shares  Offering  Offering
------------------------                     ------------ ---------- ---------
Peter F. Van Camp (1).......................   3,105,000      5.8%      4.2%
Albert M. Avery, IV (2).....................   2,596,920      4.8       3.5
Jay S. Adelson (3)..........................   2,959,208      5.5       4.0
Philip J. Koen (4)..........................     740,000      1.4       1.0
Andrew S. Rachleff (5)......................   8,667,625     16.1      11.7
 2480 Sand Hill Road, Suite 200
 Menlo Park, CA 94025
John G. Taysom (6)..........................         --       --        --
 85 Fleet Street
London EC4P 4AJ England
Michelangelo Volpi (7)......................         --       --        --
 170 West Tasman Drive
 San Jose, CA 95134
Entities affiliated with Benchmark Capital
 (8)........................................   8,667,625     16.1      11.7
 2480 Sand Hill Road, Suite 200
 Menlo Park, CA 94025
Cisco Systems, Inc..........................   6,790,939     12.6       9.2
 170 West Tasman Drive
 San Jose, CA 95134
Microsoft Corporation.......................   3,356,250      6.2       4.5
 One Microsoft Way
 Redmond, WA 98052
Capital Research and Management Company
 (9)........................................   3,315,649      6.2       4.5
 333 South Hope Street
 Los Angeles, CA 90071
All directors and executive officers as a
 group (12 persons) (10)....................  20,433,833     38.0      27.7

--------

 (1) Includes 3,105,000 shares subject to options that are exercisable within 60 days of June 30, 2000.

 (2) Includes 56,000 shares subject to options that are exercisable within 60 days of June 30, 2000.

 (3) Includes 56,000 shares subject to options that are exercisable within 60 days of June 30, 2000 and 1,363,500 shares subject to a right of repurchase by us as of June 30, 2000. Also includes 8,974 shares held as custodian for Rowan Sharon Adelson. Mr. Adelson disclaims beneficial ownership of these shares.

 (4) Includes 80,000 shares subject to options that are exercisable within 60 days of June 30, 2000 and 445,156 shares subject to a right of repurchase by us as of June 30, 2000. Also includes 15,000 shares held as custodian for Claire Koen, Ted Koen and William Koen. Mr. Koen disclaims beneficial ownership of these shares.

 (5) Represents 8,535,000 shares of common stock held by Benchmark Capital Partners II, L.P., as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund II, L.P., and 132,625 shares of common stock held by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners, IV, L.P., Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P. and related individuals. Mr. Rachleff is a managing member of Benchmark Capital Management Co. II, LLC, the general partner of Benchmark Capital Partners, II, L.P., Benchmark Founders' Fund II, L.P. Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund II, L.P. Mr. Rachleff is also a managing member of Benchmark Capital Management Co., IV, LLC, the general partner of Benchmark Capital Partners, IV, L.P., Benchmark Founders' Fund IV, L.P. and Benchmark Founders' Fund IV-A, L.P. Mr. Rachleff disclaims beneficial ownership of these shares, except with respect to 3,984 shares of common stock and to the extent of his pecuniary interest in the Benchmark funds.

 (6) Mr. Taysom is employed by Reuters plc., an entity affiliated with Reuters Investments (Bermuda) Limited and Reuters Holdings Switzerland SA which collectively hold 1,269,064 shares of Equinix.
 (7) Mr. Volpi is chief strategy officer of Cisco Systems, Inc., which beneficially holds 6,790,939 shares of Equinix.
 (8) Includes 8,535,000 shares of common stock held by Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund II, L.P. and 132,625 shares of common stock held by Benchmark Capital Partners, IV, L.P., Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P. and related individuals.
 (9) Includes 2,000,000 shares held by the New Economy Fund and 1,315,649 shares held by American Variable Insurance Series, Growth Fund.

(10) Includes the shares described in Notes 1 through 7. Also includes 1,458,000 shares subject to options that are exercisable within 60 days of June 30, 2000 and 735,000 shares subject to a right of repurchase by us as of June 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

   On the closing of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. The following is a summary description of our capital stock. Our amended and restated bylaws and our amended and restated certificate of incorporation, to be effective after the closing of this offering, provide further information about our capital stock.

Common Stock

   As of June 30, 2000, there were 53,772,931 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock on the closing of this offering, that were held of record by approximately 250 stockholders. There will be 73,772,931 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after June 30, 2000 of outstanding options or warrants, after giving effect to the sale of the shares of common stock to the public in this offering.

   The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. All dividends are non-cumulative. In the event of the liquidation, dissolution, or winding up of Equinix, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Warrants

   Immediately following the closing of this offering, the following warrants will be outstanding:

  . a warrant to purchase a total of 33,100 shares of common stock at an exercise price of $6.00 per share that expires in 2010;

  . a warrant to purchase a total of 540,000 shares of common stock at an exercise price of $4.00 per share that expires in 2005;

  . a warrant to purchase a total of 6,000 shares of common stock at an exercise price of $5.00 per share that expires in 2005;

  . a warrant to purchase a total of 30,000 shares of common stock at an exercise price of $1.67 per share that expires the earlier of 2009 or five years from the effective date of our initial public offering of common stock;

  . warrants to purchase a total of 675,000 shares of common stock at an exercise price of $0.67 per share that expire in 2004;

  . a warrant to purchase a total of 338,145 shares of common stock at an exercise price of $0.53 per share that expires in 2004;

  . a warrant to purchase a total of 765,000 shares of common stock at an exercise price of $0.67 per share that expires the earlier of 2009 or three years from the effective date of our initial public offering of common stock;

  . a warrant to purchase a total of 150,000 shares of common stock at an exercise price of $3.00 per share that expires the earlier of 2006 or three years from the effective date of our initial public offering of common stock;

  . warrants to purchase a total of 300,000 shares of common stock at an exercise price of $3.00 per share that expire the earlier of 2006 or three years from the effective date of our initial public offering of common stock;

  . a warrant to purchase a total of 250,000 shares of common stock at an exercise price of $5.33 per share that expires in 2005;

  . a warrant to purchase a total of 650,000 shares of common stock at an exercise price of $5.33 per share that expires in 2005; and

  . additional warrants to purchase a total of 3,376,500 shares of common stock at an exercise price of $0.0067 per share issued in connection with our offering of senior notes that expire in 2007.

Preferred Stock

   On the closing of this offering, 10,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Equinix without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law

   Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation and bylaws provide that, effective on the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws also provide that, except as otherwise required by law or by our amended and restated certificate of incorporation, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors, or by the president or at the request of stockholders holding at least 30% of our capital stock. Further, provisions of the bylaws and the amended and restated certificate of incorporation provide that the stockholders may amend the bylaws or most provisions of the amended and restated certificate of incorporation only with the affirmative vote of 66 2/3% of our capital stock. These provisions of the amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Equinix. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Equinix. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

   Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 prevents certain Delaware corporations, including those whose securities are listed on The Nasdaq National Market, from engaging, under certain circumstances in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving Equinix and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of the provisions of DGCL Section 203.

Registration Rights

   After this offering, the holders of approximately 47,116,722 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, the holders of approximately 41,056,722 shares of common stock are entitled to demand registration rights, pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. Further, the holders of approximately 47,116,722 shares of common stock may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights terminate after three (3) years following the consummation of our initial public offering and are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 90 days following an offering of our securities, including the offering made hereby.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock is Boston EquiServe
L.P.

The Nasdaq National Market Listing

   We have submitted an application to have our common stock approved for quotation on the Nasdaq National Market under the symbol "EQIX."

                        SHARES ELIGIBLE FOR FUTURE SALE

   On completion of this offering, we will have 73,772,931 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options after June 30, 2000. Of the 20,000,000 shares
which will be sold to the public in this offering,         shares will be
available for immediate sale in the public market as of the date of this
prospectus, and         shares will be subject to a 180-day lockup period.
Approximately       additional shares will be available for sale in the public market 90 days after the offering, subject to compliance with the volume and
other limitations of Rule 144. Approximately         additional shares will be
available for sale in the public market following the expiration of 180-day lockup agreements with representatives of the underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144. The table below sets forth the approximate number of shares eligible for future sale after giving effect to the lock-up and the holding requirements under Rule 144.

                    Approximate Shares
  Days after Date      Eligible for
 of this Prospectus     Future Sale                     Comment
 ------------------ ------------------                  -------
 On Effectiveness..                    Freely tradable shares sold in offering;
                                       shares salable under Rule 144
 90 Days...........                    Shares salable under Rule 144; vested
                                       options for shares salable under Rule
                                       701
 180 Days..........                    Lock-up released; shares and vested
                                       options for shares salable under Rule
                                       144, 144(k) or 701
 Thereafter........                    Restricted securities held for one year
                                       or less

   In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of common stock which will be approximately 737,730 shares immediately after the offering; or

  . the average weekly trading volume during the four calendar weeks preceding such sale, subject to manner of sale requirements, and depending on the amount sold, the filing of a Form 144 with respect to such sale.

A person or persons whose shares are aggregated who is not deemed to have been an affiliate of Equinix at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

   We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock in this offering.

   We, our directors, executive officers and other stockholders, holding an
aggregate of approximately        common shares or rights to acquire the
shares, have agreed pursuant to the underwriting agreement and other agreements that we and they will not sell any common stock without the prior consent of Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus, except that we may, without such consent, grant options and sell shares pursuant to our stock plans.

   Any of our employees or consultants who purchased shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of the date of this prospectus, the holders of options
exercisable into approximately      shares of common stock will be eligible to
sell their shares on the expiration of the 180-day lockup period, or subject in certain cases to vesting of such options.

   We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our stock plans within 30 days after the date of this prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. We intend to register these shares on Form S-8, along with options that have not been issued under our stock plans as of the date of this prospectus.

   In addition, after this offering, the holders of approximately 47,116,722 shares of common stock will be entitled to certain rights with respect to registration of those shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates of Equinix, becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of such registration. See "Description of Capital Stock--Registration Rights".

                                  UNDERWRITERS

   Equinix and the underwriters named below have entered into an underwriting agreement with respect to shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Salomon Smith Barney Inc., Chase Securities Inc. and Epoch Securities, Inc. are the representatives of the underwriters.

                                                                      Number of
   Name                                                                 Shares
   ----                                                               ----------
   Goldman, Sachs & Co...............................................
   Salomon Smith Barney Inc..........................................
   Chase Securities Inc. ............................................
   Epoch Securities, Inc.............................................

                                                                      ----------
       Total......................................................... 20,000,000
                                                                      ==========

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3.0 million shares from Equinix to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Equinix. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 3.0 million additional shares.

                                                            Paid by Equinix
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per share..........................................    $            $
   Total..............................................    $            $

   Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $     per share from the initial public offering price. Any
of these securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

   Equinix and its directors, officers, employees and substantially all other stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances by Equinix under its existing employee benefit plans or, for individuals, transfers by gift, or for corporations, transfers to wholly-owned subsidiary of such corporation, provided that in each case the transferee agrees to be bound by the restriction for any remaining period. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

   At Equinix's request, the underwriters have reserved, at the initial public offering price, up to 1.6 million shares of common stock for sale to select directors, officers, employees, and friends of Equinix, Inc. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

   Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Equinix and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Equinix's historical performance, estimates of the business potential and earnings prospects of Equinix, an assessment of Equinix's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   Equinix has applied for quotation of its common stock on the Nasdaq National Market under the symbol "EQIX".

   In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Equinix in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of this underwriter in stabilizing or short-sale covering transactions.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Equinix's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter marker or otherwise.

   A prospectus in electronic format will be made available on Internet web sites maintained by one or more of the lead or co-managers of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

   The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

   Equinix estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.8 million.

   Equinix has agreed to indemnify the underwriters against liabilities under the Securities Act of 1933.

   From time to time, some of the underwriters have provided, and may in the future continue to provide, investment banking services to us.

   An affiliate of Salomon Smith Barney Inc. purchased 525,0000 shares of our Series B preferred stock in an offering that was completed in December 1999. Salomon Smith Barney Inc. and its affiliates will enter into an agreement not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

   Epoch Securities, Inc. is an investment banking firm formed in November 1999. In addition to this offering, Epoch Securities, Inc. has engaged in the business of public and private equity investing and financing and financial advisory services since its inception. The senior investment banking team of Epoch Securities, Inc. has in excess of 40 years of experience in the securities industry. Epoch Securities, Inc. does not have any material relationship with Equinix or any of our officers, directors or other controlling persons, except for its contractual relationship with Equinix under the terms of the underwriting agreement entered into in connection with this offering.

   The corporate parents of Charles Schwab & Co., Inc., Ameritrade (Inc.) and TD Waterhouse Investor Services, Inc. are equity investors in Epoch's corporate parent. Under the terms of Epoch's distribution agreement, Charles Schwab, Ameritrade and TD Waterhouse are entitled to receive an allocation of any shares allocated in the offering to Epoch on a free retention basis. Until they accept this allocation, however, they are not obligated to take any shares. If they do take shares, they are obligated to try to sell those shares to brokerage customers who buy shares through the Internet, a computerized system or other automated system, but they otherwise are entitled to allocate shares following their customary practices. Charles Schwab, Ameritrade and TD Waterhouse are not underwriters under the underwriting agreement. Because of their current relationship to Epoch and their role in the distribution of securities, however, they may be deemed to be underwriters as that term is defined in the Securities Act in connection with this offering. They believe their activities fall within the selling dealer exception to the definition and, therefore, believe that they are not "underwriters" under the Securities Act.

                                 LEGAL MATTERS

   The validity of the common stock being offered will be passed on for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, some partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, our outside corporate counsel, beneficially owned an aggregate of 84,375 shares of our capital stock. Legal matters in connection with this offering will be passed on for the underwriters by Cahill Gordon & Reindel, New York, New York.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

   On March 7, 2000, KPMG LLP resigned as our independent accountants upon determining that they may no longer be independent of Equinix as a result of Cisco Systems, Inc.'s investment in both KPMG Consulting, Inc., a subsidiary of KPMG LLP and Equinix. We subsequently appointed PricewaterhouseCoopers LLP as our principal accountants on March 21, 2000. There were no disagreements with the former accountants during the fiscal years ended December 31, 1998 and 1999 or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. The former independent accountants issued an unqualified report on the financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and the period from June 22, 1998 (inception) to December 31,1998. For purposes of this filing, the financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and the period from June 22, 1998 (inception) to December 31, 1998 have been audited by PricewaterhouseCoopers LLP. Prior to March 21, 2000, we did not consult with PricewaterhouseCoopers LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements. The change in accountants was approved by our board of directors.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999 and for the period from June 22, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act relating to the common Stock being offered. This prospectus does not contain all of the information presented in the registration statement and the exhibits to the registration statement. For further information about Equinix and the common stock we are offering, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to summarize only the provisions of these documents that are materials to investors. You should refer to the exhibits to this registration statement for the complete contents of these contracts and documents. In addition, we file reports, proxy statements and other information with the Securities and Exchange Commission. These documents and the registration statement, including the exhibits, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part may be obtained from this office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a world wide web site that contains report, proxy and information statements and other information regarding registrants, including us, that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                                 EQUINIX, INC.

                Index to Consolidated FInancial Statements


Report of Independent Accountants........................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit)................... F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                       Report of Independent Accountants

The Board of Directors and Stockholders of Equinix, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Equinix, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from June 22, 1998 (date of inception) to December 31, 1998 and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
May 31, 2000

                                 EQUINIX, INC.

                        Consolidated Balance Sheets

                                                                     Pro Forma
                                December 31,                       Stockholders'
                          -------------------------    June 30,       Equity
                             1998          1999          2000      June 30, 2000
                          -----------  ------------  ------------  -------------
                                                     (unaudited)    (unaudited)
Assets
Current assets:
  Cash and cash
equivalents.............  $ 4,164,500  $203,165,000  $148,940,000
  Short-term
   investments..........    5,000,000    19,808,600    10,373,400
  Accounts receivable...          --        177,700     2,326,700
  Current portion of
   restricted cash and
   short-term
   investments..........          --     25,110,400    26,816,800
  Prepaids and other
   current assets.......      167,600     1,596,900     1,640,100
                          -----------  ------------  ------------
   Total current
    assets..............    9,332,100   249,858,600   190,097,000
Property and equipment,
 net....................      482,000    28,444,000    63,191,800
Construction in
 progress...............       30,700    18,312,100   174,549,300
Restricted cash and
 short-term investments,
 less current portion...          --     13,498,300    11,683,200
Debt issuance costs,
 net....................          --      7,125,800     7,575,500
Other assets............      156,400     2,707,100     3,374,700
                          -----------  ------------  ------------
   Total assets.........  $10,001,200  $319,945,900  $450,471,500
                          ===========  ============  ============

Liabilities, Redeemable
  Convertible Preferred
 Stock and Stockholders'
    Equity (Deficit)

Current liabilities:
  Accounts payable and
   accrued expenses.....  $   159,200  $  4,143,200  $  8,838,200
  Accrued construction
   costs................      252,300     9,772,200    49,104,800
  Current portion of
   debt facilities and
   capital lease
   obligations..........          --      4,394,600     4,686,900
  Accrued interest
   payable..............          --      2,166,700     2,622,400
  Other current
   liabilities..........          --        204,600     1,069,000
                          -----------  ------------  ------------
   Total current
    liabilities.........      411,500    20,681,300    66,321,300
  Debt facilities and
   capital lease
   obligations, less
   current portion......          --      8,808,400     8,081,800
  Senior notes..........          --    183,954,700   184,928,800
  Other liabilities.....          --        802,400     2,531,400
                          -----------  ------------  ------------
   Total liabilities....      411,500   214,246,800   261,863,300
                          -----------  ------------  ------------

Commitments and
 contingencies (Note 8)

Redeemable convertible
 preferred stock........   10,435,500    97,227,300   191,580,000  $         --
Stockholders' equity
 (deficit):
  Common stock, $0.001
   par value per share;
   43,500,000,
   112,500,000 and
   132,000,000 shares
   authorized in 1998,
   1999 and 2000;
   6,150,000, 11,672,196
   and 13,068,709 shares
   issued and
   outstanding in 1998,
   1999 and 2000;
   53,772,931 shares
   issued and
   outstanding pro forma
   (unaudited)..........        6,200        11,700        13,100        53,800
  Additional paid-in
   capital..............    1,139,500    43,961,800   113,964,500   305,503,800
  Deferred stock-based
   compensation.........     (971,800)  (13,705,500)  (50,280,900)  (50,280,900)
  Accumulated other
   comprehensive income
   (loss)...............          --         14,100       (38,200)      (38,200)
  Accumulated deficit...   (1,019,700)  (21,810,300)  (66,630,300)  (66,630,300)
                          -----------  ------------  ------------  ------------
   Total stockholders'
    equity (deficit)....     (845,800)    8,471,800    (2,971,800) $188,608,200
                          -----------  ------------  ------------  ============
   Total liabilities,
    redeemable
    convertible
    preferred stock and
    stockholders' equity
    (deficit)...........  $10,001,200  $319,945,900  $450,471,500
                          ===========  ============  ============

          See accompanying notes to consolidated financial statements.

                                 EQUINIX, INC.

                   Consolidated Statements of Operations

                          Period from                     Six months ended
                         June 22, 1998                -------------------------
                         (inception) to  Year ended    June 30,      June 30,
                          December 31,  December 31,     1999          2000
                              1998          1999      -----------  ------------
                         -------------- ------------        (unaudited)
Revenues...............   $       --    $     37,100  $       --   $  1,027,500
                          -----------   ------------  -----------  ------------
Costs and operating
 expenses:
 Cost of revenues
  (excludes stock-based
  compensation of none
  and $177,300 for the
  periods ended
  December 31, 1998 and
  1999 respectively,
  and $7,800 and
  $213,900 for the six
  months ended June 30,
  1999 and 2000,
  respectively)........           --       3,091,200      339,900     8,408,900
 Sales and marketing
  (excludes stock-based
  compensation of
  $13,200 and
  $1,631,000 for the
  periods ended
  December 31, 1998 and
  1999 respectively,
  and $67,800 and
  $2,970,200 for the
  six months ended June
  30, 1999 and 2000,
  respectively)........        34,200      2,317,600      651,300     5,737,900
 General and
  administrative
  (excludes stock-based
  compensation of
  $150,700 and
  $4,819,000 for the
  periods ended
  December 31, 1998 and
  1999 respectively,
  and $1,048,800 and
  $6,845,600 for the
  six months ended June
  30, 1999 and 2000,
  respectively)........       751,500      7,783,500    2,383,500    15,323,000
 Stock-based
  compensation.........       163,900      6,627,300    1,124,400    10,029,700
                          -----------   ------------  -----------  ------------
    Total costs and
     operating
     expenses..........       949,600     19,819,600    4,499,100    39,499,500
                          -----------   ------------  -----------  ------------
  Loss from
   operations..........      (949,600)   (19,782,500)  (4,499,100)  (38,472,000)
Interest income........       149,900      2,138,100      171,900     7,531,700
Interest expense.......      (220,000)    (3,146,200)    (137,900)  (13,879,700)
                          -----------   ------------  -----------  ------------
Net loss...............   $(1,019,700)  $(20,790,600) $(4,465,100) $(44,820,000)
                          ===========   ============  ===========  ============
Historical net loss per
 share:
  Basic and diluted....   $     (1.48)  $      (4.98) $     (2.78) $      (4.45)
                          ===========   ============  ===========  ============
  Weighted average
   shares..............       688,028      4,172,879    1,607,159    10,063,266
                          ===========   ============  ===========  ============
Pro forma net loss per
 share (unaudited):
  Basic and diluted....                 $      (0.74)              $      (0.98)
                                        ============               ============
  Weighted average
   shares..............                   28,156,608                 45,907,049
                                        ============               ============

          See accompanying notes to consolidated financial statements.

                                 EQUINIX, INC.

        Consolidated Statements of Stockholders' Equity (deficit)

          Period from June 22, 1998 (inception) to June 30, 2000

                                                                          Accumulated
                            Common stock      Additional     Deferred        other                      Total
                          ------------------    paid-in    stock-based   comprehensive Accumulated  stockholders'
                            Shares    Amount    capital    compensation  income (loss)   deficit       equity
                          ----------  ------  -----------  ------------  ------------- -----------  -------------
Issuance of common stock
for cash................   6,060,000  $6,100  $    (2,100) $        --      $    --    $        --   $     4,000
Issuance of common stock
upon exercise of common
stock options...........      90,000     100        5,900           --           --             --         6,000
Deferred stock-based
compensation............          --      --    1,135,700   (1,135,700)          --             --            --
Amortization of stock-
based compensation......          --      --           --      163,900           --             --       163,900
Net loss................          --      --           --           --           --     (1,019,700)   (1,019,700)
                          ----------  ------  -----------  -----------      -------    -----------   -----------
Balances as of December
31, 1998................   6,150,000   6,200    1,139,500     (971,800)          --     (1,019,700)     (845,800)
Issuance of common stock
upon exercise of common
stock options...........   5,522,196   5,500    1,280,100           --           --             --     1,285,600
Issuance of common stock
warrants................          --      --   22,181,200           --           --             --    22,181,200
Deferred stock-based
compensation............          --      --   19,361,000  (19,361,000)          --             --            --
Amortization of stock-
based compensation......          --      --           --    6,627,300           --             --     6,627,300
Comprehensive income
 (loss):
Net loss................          --      --           --           --           --    (20,790,600)  (20,790,600)
Unrealized appreciation
on short-term
investments.............          --      --           --           --       14,100             --        14,100
                          ----------  ------  -----------  -----------      -------    -----------   -----------
Net comprehensive loss..          --      --           --           --       14,100    (20,790,600)  (20,776,500)
                          ----------  ------  -----------  -----------      -------    -----------   -----------
Balances as of December
31, 1999................  11,672,196  11,700   43,961,800  (13,705,500)      14,100    (21,810,300)    8,471,800
Issuance of common stock
for cash (unaudited)....      50,213     100      252,700           --           --             --       252,800
Issuance of common stock
upon exercise of common
stock options
(unaudited).............   1,159,394   1,200    1,868,700           --           --             --     1,869,900
Issuance of common stock
upon exercise of common
stock warrants
(unaudited).............     352,500     300      352,200           --           --             --       352,500
Issuance of common stock
warrants (unaudited)              --      --   20,934,800           --           --             --    20,934,800
Repurchase of common
stock (unaudited).......    (165,594)   (200)     (10,800)          --           --             --       (11,000)
Deferred stock-based
compensation
(unaudited).............          --      --   46,605,100  (46,605,100)          --             --            --
Amortization of stock-
based compensation
(unaudited).............          --      --           --   10,029,700           --             --    10,029,700
Comprehensive income
(loss):
 Net loss (unaudited)...          --      --           --           --           --    (44,820,000)  (44,820,000)
 Unrealized depreciation
 on short-term
 investments
 (unaudited)............          --      --           --           --      (52,300)            --       (52,300)
                          ----------  ------  -----------  -----------      -------    -----------   -----------
 Net comprehensive loss
 (unaudited)............          --      --           --           --      (52,300)   (44,820,000)  (44,872,300)
                          ----------  ------  -----------  -----------      -------    -----------   -----------
Balances as of June 30,
2000 (unaudited)........  13,068,709  13,100  113,964,500  (50,280,900)     (38,200)   (66,630,300)   (2,971,800)
                          ==========  ======  ===========  ===========      =======    ===========   ===========


         See accompanying notes to consolidated financial statements.

                                 EQUINIX, INC.

                   Consolidated Statements of Cash Flows

                                Period from
                               June 22, 1998
                                (inception)
                                    to        Year ended   Six months ended June 30,
                               December 31,  December 31,  --------------------------
                                   1998          1999         1999          2000
                               ------------- ------------  -----------  -------------
                                                                  (unaudited)
Cash flows from operating
 activities:
 Net loss....................   $(1,019,700) $(20,790,600) $(4,465,100) $ (44,820,000)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Depreciation................         4,200       609,300      135,500      3,610,200
 Interest charge on
  beneficial conversion of
  convertible debt...........       220,000           --           --             --
 Amortization of deferred
  stock-based compensation...       163,900     6,627,300    1,124,400     10,029,700
 Amortization of senior note
  discount...................           --        161,900          --         974,100
 Amortization of debt
  facilities and capital
  lease obligation discount..           --        578,900       87,400        371,300
 Amortization of debt
  issuance costs.............           --         67,600          --         550,200
 Amortization of sales
  acquisition costs..........           --        201,000          --         301,600
 Amortization of rent
  discount...................           --            --           --          76,500
 Changes in operating assets
  and liabilities:
  Accounts receivable........           --       (177,700)         --      (2,149,000)
  Prepaids and other current
   assets....................      (167,600)   (1,429,300)         800        (43,200)
  Other assets...............      (156,400)   (1,243,900)    (296,800)      (792,300)
  Accounts payable and
   accrued expenses..........       159,200     2,313,800      888,700      3,945,000
  Accrued interest payable...           --      2,166,700          --         455,700
  Other current liabilities..           --        204,600       82,300        864,400
  Other liabilities..........           --        802,400          --       1,729,000
                                -----------  ------------  -----------  -------------
    Net cash used in
     operating activities....      (796,400)   (9,908,000)  (2,442,800)   (24,896,800)
                                -----------  ------------  -----------  -------------
Cash flows from investing
 activities:
 Purchase of short-term
  investments................    (5,000,000)  (22,812,300)  (2,233,000)   (16,136,700)
 Sales and maturities of
  short-term investments.....           --      8,017,800    5,122,200     25,519,700
 Purchases of property and
  equipment..................      (486,200)  (28,241,400)  (1,394,800)   (34,811,000)
 Additions to construction in
  progress...................       (30,700)  (14,145,100)  (7,596,700)  (139,102,800)
 Accrued construction costs..       252,300     9,519,900    6,064,500     39,332,600
 Purchase of restricted cash
  and short-term
  investments................           --    (38,608,700)         --     (12,891,300)
 Sale of restricted cash and
  short-term investments.....           --            --           --      13,000,000
                                -----------  ------------  -----------  -------------
    Net cash provided by
     (used in) investing
     activities..............    (5,264,600)  (86,269,800)     (37,800)  (125,089,500)
                                -----------  ------------  -----------  -------------
Cash flows from financing
 activities:
 Proceeds from issuance of
  common stock...............         4,000           --           --         252,800
 Proceeds from exercise of
  stock options..............         6,000     1,285,600      172,300      2,222,400
 Proceeds from issuance of
  debt facilities and capital
  lease obligations..........           --     16,114,500          --       1,929,200
 Repayment of debt facilities
  and capital lease
  obligations................           --       (988,000)         --      (2,734,800)
 Proceeds from issuance of
  promissory notes...........       220,000           --           --             --
 Proceeds from senior notes
  and common stock warrants,
  net........................           --    193,890,200          --             --
 Repurchase of preferred
  stock......................           --        (10,000)         --             --
 Repurchase of common stock..           --            --           --         (11,000)
 Proceeds from issuance of
  redeemable convertible
  preferred stock, net.......     9,995,500    84,886,000    2,000,000     94,352,700
 Debt Issuance Costs.........           --            --           --        (250,000)
                                -----------  ------------  -----------  -------------
    Net cash provided by
     (used in) financing
     activities..............    10,225,500   295,178,300    2,172,300     95,761,300
                                -----------  ------------  -----------  -------------
Net increase (decrease) in
 cash and cash equivalents...     4,164,500   199,000,500     (308,300)   (54,225,000)
Cash and cash equivalents at
 beginning of period.........           --      4,164,500    4,164,500    203,165,000
                                -----------  ------------  -----------  -------------
Cash and cash equivalents at
 end of period...............   $ 4,164,500  $203,165,000  $ 3,856,200  $ 148,940,000
                                ===========  ============  ===========  =============
 Noncash financing and
  investing activities:
 Cash paid for taxes.........   $       --   $     67,500  $       --   $         --
                                ===========  ============  ===========  =============
 Cash paid for interest......   $       --   $    153,400  $       --   $  13,674,000
                                ===========  ============  ===========  =============
Noncash financing and
 investing activities:
 Preferred stock warrants
  issued for financing
  commitments................   $       --   $  3,095,800  $ 1,334,800  $         --
                                ===========  ============  ===========  =============
 Common stock warrants issued
  for strategic agreement....   $       --   $  1,507,800  $       --   $         --
                                ===========  ============  ===========  =============
 Common stock warrants issued
  for services...............   $       --   $  4,466,200  $       --   $  16,338,500
                                ===========  ============  ===========  =============
 Revaluation of common stock
  warrants issued for
  services...................   $       --   $        --   $       --   $   4,596,300
                                ===========  ============  ===========  =============
 Conversion of notes payable
  to convertible preferred
  stock......................   $   440,000  $        --   $       --   $         --
                                ===========  ============  ===========  =============
 Unrealized
  appreciation/(depreciation)
  on investments.............   $       --   $     14,100  $       --   $     (52,300)
                                ===========  ============  ===========  =============
 Assets recorded under
  capital lease..............   $       --   $    660,700  $       --   $     383,000
                                ===========  ============  ===========  =============
 Deferred compensation on
  grants of stock options....   $ 1,135,700  $ 19,361,000  $ 5,547,100  $  48,411,900
                                ===========  ============  ===========  =============

          See accompanying notes to consolidated financial statements.

                                 EQUINIX, INC.

                Notes to Consolidated Financial Statements

1.Nature of Business and Summary of Significant Accounting Policies

  Nature of Business

     Equinix, Inc. ("Equinix" or the "Company") was incorporated as Quark Communications, Inc. in Delaware on June 22, 1998. The Company changed its name to Equinix, Inc. on October 13, 1998. Equinix designs, builds, and operates neutral Internet Business Exchange ("IBX") centers.

     For the period June 22, 1998 (inception) through December 31, 1998 and the period ended September 30, 1999, the Company was a development stage enterprise. Subsequent to this period, the Company opened its second IBX center for commercial operation. In addition, the Company began to recognize revenue from its IBX centers. As a result, the Company is no longer a development stage enterprise as of and for the year ended December 31, 1999.

  Stock Split

     In January 2000, the Company's stockholders approved a three-for-two stock split effective January 19, 2000 whereby three shares of common stock and redeemable convertible preferred stock, respectively, were exchanged for every two shares of common stock and redeemable convertible preferred stock then outstanding. All share and per share amounts in these financial statements have been adjusted to give effect to the stock split (See Note
  11).

  Unaudited Interim Results

     The accompanying consolidated balance sheet as of June 30, 2000, the consolidated statements of income and of cash flows for the six months ended June 30, 1999 and 2000 and the consolidated statement of stockholders' equity for the six months ended June 30, 2000 are unaudited.

     In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's financial position as of June 30, 2000 and the results of its operations and cash flows for the six month periods ended June 30, 1999 and 2000. The data disclosed in notes to the consolidated financial statements for these periods is unaudited.

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Equinix and its wholly-owned subsidiary, Equinix-DC, Inc. ("Equinix-DC"). All significant intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                                 EQUINIX, INC.

  Cash, Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid instruments with a maturity from the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market mutual funds and certificates of deposit with financial institutions with maturities of between 7 and 60 days. Short-term investments generally consist of certificates of deposits with maturities of between 90 and 180 days and highly liquid debt and equity securities of corporations, municipalities and the U.S. government. Short-term investments are classified as "available-for-sale" and are carried at fair value based on quoted market prices, with unrealized gains and losses reported in stockholders' equity as a component of comprehensive income. The cost of securities sold is based on the specific identification method.

  Restricted Cash and Short-term Investments

     Restricted cash and short-term investments as of December 31, 1999 consists of $37,011,500, plus accrued interest of $67,100, deposited with an escrow agent to pay the first three interest payments on the Senior Notes (see Note 4) and restricted cash of $1,530,100 provided as collateral under three separate security agreements for standby letters of credit entered into and in accordance with certain lease agreements. On June 1, 2000, the Company made its first interest payment of $13,000,000 on the Senior Notes out of restricted cash and short-term investments. Restricted cash and short-term investments as of June 30, 2000 consists of $23,702,800, plus accrued interest of $1,409,800, deposited with an escrow agent to pay the second and third interest payments on the Senior Notes and restricted cash of $13,315,600, plus accrued interest of $71,800 for six standby letters of credit and an escrow account entered into and pursuant to certain lease agreements. These agreements expire at various dates through 2014.

  Financial Instruments and Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, cash equivalents and short-term investments to the extent these exceed federal insurance limits and accounts receivable. Risks associated with cash, cash equivalents and short-term investments are mitigated by the Company's investment policy, which limits the Company's investing to only those marketable securities rated at least A-1 or P-1 investment grade, as determined by independent credit rating agencies.

     The Company's customer base is primarily composed of businesses throughout the United States. The Company performs ongoing credit evaluations of its customers.

  Property and Equipment

     Property and equipment are stated at original cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally two to five years for non-IBX center equipment and seven to ten years for IBX center equipment. Leasehold improvements and assets acquired under capital lease are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement.

                                 EQUINIX, INC.

  Construction in Progress

     Construction in progress includes direct and indirect expenditures for the construction of IBX centers and is stated at original cost. The Company has contracted out substantially all of the construction of the IBX centers to independent contractors under construction contracts. Construction in progress includes certain costs incurred under a construction contract including project management services, site identification and evaluation services, engineering and schematic design services, design development and construction services and other construction-related fees and services. In addition, the Company has capitalized certain interest costs during the construction phase. Once an IBX center becomes operational, these capitalized costs are depreciated at the appropriate rate consistent with the estimated useful life of the underlying asset.

     Included within construction in progress is the value attributed to the unearned portion of warrants issued to certain fiber carriers and our contractor totaling $4,136,300 as of December 31, 1999 and $21,271,000 as of June 30, 2000 (see Note 6).

     Interest incurred is capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, Capitalization of Interest Costs. Total interest cost incurred and total interest capitalized during the year ended December 31, 1999, was $3,323,600 and $177,400, respectively. Total interest cost incurred and total interest capitalized during the six months ended June 30, 2000, was $15,847,100 and $1,967,400, respectively.

  Fair Value of Financial Instruments

     The carrying value amounts of the Company's financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term obligations approximate their fair value due to either the short-term maturity or the prevailing interest rates of the related instruments.

  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

     In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company considers the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment of long-lived assets has been recorded as of December 31, 1998 and 1999.

  Revenue Recognition

     Revenues consist of monthly recurring fees for colocation and interconnection services at the IBX centers, service fees associated with the delivery of professional services and non-recurring installation fees. Revenues from colocation and interconnection services are billed

                                 EQUINIX, INC.

  monthly and recognized ratably over the term of the contract, generally one to three years. Professional service fees are recognized in the period in which the services were provided and represent the culmination of the earnings process. Non-recurring installation fees are deferred and recognized ratably over the term of the related contract.

  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce tax assets to the amounts expected to be realized.

  Stock-Based Compensation

     The Company accounts for its stock-based compensation plans in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. As permitted under SFAS No. 123, the Company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plans.

     The Company accounts for stock-based compensation arrangements with nonemployees in accordance with the Emerging Issues Task Force Abstract ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Accordingly, unvested options and warrants held by nonemployees are subject to revaluation at each balance sheet date based on the then current fair market value.

     Unearned deferred compensation resulting from employee and nonemployee option grants is amortized on an accelerated basis over the vesting period of the individual options, in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans ("FASB Interpretation No. 28").

  Segment Reporting

     The Company has adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes annual and interim reporting standards for operating segments of a company. The statement requires disclosures of selected segment-related financial information about products, major customers and geographic areas.

  Comprehensive Income

     The Company has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the

                                 EQUINIX, INC.

  Company's net loss or stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income (loss). Comprehensive income (loss) consists of net loss and other comprehensive income.

  Pro Forma Stockholders' Equity (unaudited)

     Immediately prior to the effective date of the offering, all outstanding shares of Series A, Series B and Series C redeemable convertible preferred stock will convert into shares of common stock at a one-for-one conversion rate. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma stockholders' equity as of June 30, 2000.

  Historical and Pro Forma Net Loss Per Share

     The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98 basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrants and preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

     Pro forma net loss per share has been computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock as if such conversion occurred on January 1, 1999 or at the date of original issuance, if later.

                                 EQUINIX, INC.

     The following table sets forth the computation of historical and pro forma basic and diluted net loss per share for the periods indicated.

                           Period from
                             June 22,                   Six months ended June
                             1998 to      Year ended             30,
                           December 31,  December 31,  -------------------------
                               1998          1999         1999          2000
                           ------------  ------------  -----------  ------------
                                                             (Unaudited)
 Numerator:
  Net loss...............  $(1,019,700)  $(20,790,600) $(4,465,100) $(44,820,000)
                           ===========   ============  ===========  ============
Historical:
 Denominator:
  Weighted average
   shares................    3,174,917      8,751,001    6,490,742    15,924,925
  Weighted average
   unvested shares
   subject to
   repurchase............   (2,486,889)    (4,578,122)  (4,883,583)   (5,861,659)
                           -----------   ------------  -----------  ------------
   Total weighted average
    shares...............      688,028      4,172,879    1,607,159    10,063,266
                           ===========   ============  ===========  ============

 Net loss per share:
   Basic and diluted.....  $     (1.48)  $      (4.98) $     (2.78) $      (4.45)
                           ===========   ============  ===========  ============

Pro Forma:
 Denominator:
  Shares used in
   computing net loss per
   share, basic and
   diluted...............                   4,172,879                 10,063,266
  Adjustment to reflect
   assumed conversion of
   redeemable convertible
   preferred stock.......                  23,983,729                 35,843,783
                                         ------------               ------------
  Shares used in
   computing pro forma
   net loss per share,
   basic and diluted.....                  28,156,608                 45,907,049
                                         ============               ============
  Pro forma net loss per
   share, basic and
   diluted (unaudited)...                $      (0.74)              $      (0.98)
                                         ============               ============

   The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated:

                                       December 31,            June 30,
                                   --------------------- ---------------------
                                      1998       1999       1999       2000
                                   ---------- ---------- ---------- ----------
                                                              (unaudited)
Series A redeemable convertible
 preferred stock.................. 15,697,500 18,682,500 18,697,500 18,682,500
Series B redeemable convertible
 preferred stock..................         -- 15,759,561         -- 15,759,561
Series C redeemable convertible
 preferred stock..................         --         --         --  6,261,161
Series A preferred stock
 warrants.........................         --  1,245,000    795,000  1,245,000
Common stock warrants.............         --  1,365,645         --  3,737,245
Common stock options..............  2,074,050  2,780,988  1,862,115  7,452,425

                                 EQUINIX, INC.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, Deferral of the Effective Date of FASB Statement No. 133, is effective for all fiscal quarters of fiscal years beginning after September 15, 2000. This statement does not currently apply to the Company as the Company does not have any derivative instruments or engage in hedging activities.

     In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The adoption of SAB 101 did not have a material impact on the Company's financial position and results of operations.

     In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB 25. This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain of the conclusions of FIN 44 covering events occurring during the period after December 15, 1998 or January 12, 2000 did not have a material effect on the Company's financial position and results of operations. The Company does not expect that the adoption of the remaining conclusion will have a material effect on the financial position or results of operations.

2.Balance Sheet Components

  Cash, Cash Equivalents and Short-term Investments

     As of December 31, 1998 and 1999, cost approximated market value of cash, cash equivalents and short-term investments; unrealized gains and losses were not significant. As of December 31, 1999, cash equivalents included investments in corporate debt securities with various contractual maturity dates which do not exceed 90 days.

                                 EQUINIX, INC.

  Property & Equipment

     Property and equipment is comprised of the following:

                                                 December 31,
                                             ---------------------
                                                                     June 30,
                                               1998       1999         2000
                                             --------  -----------  -----------
                                                                    (unaudited)
   Leasehold improvements................... $240,600  $16,664,200  $44,291,700
   IBX plant and machinery..................      --     8,235,400    8,895,000
   Computer equipment and software..........   77,000    3,126,000   11,011,600
   IBX equipment............................      --       658,700    2,237,800
   Furniture and fixtures...................  168,600      373,200      979,400
                                             --------  -----------  -----------
                                              486,200   29,057,500   67,415,500
   Less accumulated depreciation............   (4,200)    (613,500)  (4,223,700)
                                             --------  -----------  -----------
                                             $482,000  $28,444,000  $63,191,800
                                             ========  ===========  ===========

     Leasehold improvements, certain computer equipment, software and furniture and fixtures recorded under capital leases aggregated none as of December 31, 1998; $660,700 as of December 31, 1999 and $1,044,100 as of
  June 30, 2000. Amortization on the assets recorded under capital leases is included in depreciation expense.

     Included within leasehold improvements is the value attributed to the earned portion of the WorldCom Warrant and Bechtel warrant totaling $329,900 and none, respectively, as of December 31, 1999 and $3,577,100 and $299,500, respectively, as of June 30, 2000 (see Note 6). Amortization on such warrants is included in depreciation expense.

  Restricted Cash and Short-term Investments

     Restricted cash and short-term investments consisted of the following:

                                                    December 31,   June 30,
                                                        1999         2000
                                                    ------------  -----------
                                                                  (unaudited)
   United States treasury notes:
     Due within one year........................... $ 25,110,400  $25,112,600
     Due after one year through two years..........   11,968,200          --
   Restricted cash in accordance with security
    agreements.....................................    1,530,100   13,387,400
                                                    ------------  -----------
                                                      38,608,700   38,500,000
   Less current portion............................  (25,110,400) (26,816,800)
                                                    ------------  -----------
                                                    $ 13,498,300  $11,683,200
                                                    ============  ===========

     As of December 31, 1999 and June 30, 2000, cost approximated market value of restricted cash and short-term investments; unrealized gains and losses were not significant.

                                 EQUINIX, INC.

  Accounts Payable and Accrued Expenses

     Accounts payable and accrued expenses consisted of the following:

                                                   December 31,
                                                -------------------  June 30,
                                                  1998      1999       2000
                                                -------- ---------- -----------
                                                                    (unaudited)
   Accounts payable............................ $ 33,800 $1,978,200 $5,944,900
   Accrued preferred stock issuance costs......      --   1,180,000        --
   Accrued compensation........................   23,200    303,000    872,200
   Deferred rent...............................   42,400     18,000      1,800
   Income taxes payable........................   39,800        --         --
   Accrued debt issuance costs.................      --     490,200    877,900
   Other.......................................   20,000    173,800  1,141,400
                                                -------- ---------- ----------
                                                $159,200 $4,143,200 $8,838,200
                                                ======== ========== ==========

3.Debt Facilities and Capital Lease Obligations

     Debt facilities and capital lease obligations consisted of the following as of December 31, 1999:

   Comdisco Loan and Security Agreement (net of unamortized
    discount of $901,000)..........................................  $ 4,141,000
   Venture Leasing Loan Agreement (net of unamortized discount of
    $1,034,200)....................................................    8,417,400
   Comdisco Master Lease Agreement and Addendum (net of unamortized
    discount of $11,800)...........................................      644,600
                                                                     -----------
                                                                      13,203,000
   Less current portion............................................   (4,394,600)
                                                                     -----------
                                                                     $ 8,808,400
                                                                     ===========

  Comdisco Loan and Security Agreement

     In March 1999, Equinix-DC entered into a $7,000,000 Loan and Security Agreement with Comdisco, Inc. ("Comdisco" and the "Comdisco Loan and Security Agreement"). Under the terms of the Comdisco Loan and Security Agreement, Comdisco may lend the Company up to $3,000,000 for equipment (referred to as the "hard" loan) and up to $4,000,000 for software and tenant improvements ("soft" loan) for the Ashburn, Virginia IBX center buildout. The loans, which are collateralized by the assets of the Ashburn IBX, are available in minimum advances of $1,000,000 and each loan is evidenced by a secured promissory note. The hard and soft loans issued bear interest at rates of 7.5% and 9% per annum, respectively, and are repayable in 42 and 36 equal monthly installments, respectively, plus a final balloon interest payment equal to 15% of the original advance amount due at maturity. The Comdisco Loan and Security Agreement has an effective interest rate of 18.1% per annum. As of December 31, 1999, $5,042,000 was outstanding under the Comdisco Loan and Security Agreement.

     In connection with the Comdisco Loan and Security Agreement, the Company granted Comdisco a warrant to purchase 765,000 shares of the Company's Series A redeemable convertible preferred stock at $0.67 per share (the "Comdisco Loan and Security Agreement

                                 EQUINIX, INC.

  Warrant"). This warrant is immediately exercisable and expires in ten years from the date of grant. The fair value of the warrant, using the Black-Scholes option pricing model with the following assumptions: deemed fair market value per share of $1.80, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of 10 years, was $1,255,000. Such amount was recorded as a discount to the applicable debt, and is being amortized to interest expense, using the effective interest method, over the life of the agreement.

  Comdisco Master Lease Agreement

     In May 1999, the Company entered into a Master Lease Agreement with Comdisco (the "Comdisco Master Lease Agreement"). Under the terms of the Comdisco Master Lease Agreement, the Company sells equipment to Comdisco, which it will then lease back. The amount of financing to be provided is up to $1,000,000. Repayments are made monthly over 42 months with a final balloon interest payment equal to 15% of the balance amount due at maturity. Interest accrues at 7.5% per annum. The Comdisco Master Lease Agreement has an effective interest rate of 14.6% per annum. As of December 31, 1999, $612,300 was outstanding under the Comdisco Master Lease Agreement.

     The Company leases certain leasehold improvements, computer equipment and software and furniture and fixtures under capital leases under the Comdisco Master Lease Agreement. These leases were entered into as sales-leaseback transactions. The Company deferred a gain of $77,700 related to the sale-leaseback in July 1999, which is being amortized in proportion to the amortization of the leased assets.

     In connection with the Comdisco Master Lease Agreement, the Company granted Comdisco a warrant to purchase 30,000 shares of the Company's Series A redeemable convertible preferred stock at $1.67 per share (the "Comdisco Master Lease Agreement Warrant"). This warrant is immediately exercisable and expires in ten years from the date of grant. The fair value of the warrant using the Black-Scholes option pricing model with the following assumptions: deemed fair market value per share of $3.00, dividend yield 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of 10 years, was $79,800. Such amount was recorded as a discount to the applicable capital lease obligation, and is being amortized to interest expense, using the effective interest method, over the life of the agreement.

  Comdisco Master Lease Agreement Addendum

     In August 1999, the Company amended the Comdisco Master Lease Agreement. Under the terms of the Comdisco Master Lease Agreement Addendum, the Company sells equipment (hard items) and software and tenant improvements (soft items) in its San Jose IBX center to Comdisco, which it then leases back. The amount of financing available under the Comdisco Master Lease Agreement Addendum is up to $2,150,000 for hard items and up to $2,850,000 for soft items. Amounts drawn under this addendum will be collateralized by the underlying hard and soft assets of the San Jose IBX center that were funded under the Comdisco Master Lease Agreement Addendum. Repayments are made monthly over the course of 42 months. Interest accrues at 8.5% per annum, with a final balloon interest payment equal to 15% of the original acquisition cost of the property financed. The Comdisco Master Lease Agreement Addendum has an effective interest rate of 15.3% per annum. As of December 31, 1999, $44,100 was outstanding under the Comdisco Master Lease Agreement Addendum.

                                 EQUINIX, INC.

     In connection with the Comdisco Master Lease Agreement Addendum, the Company granted Comdisco a warrant to purchase 150,000 shares of the Company's Series A redeemable convertible preferred stock at $3.00 per share (the "Comdisco Master Lease Agreement Addendum Warrant"). This warrant is immediately exercisable and expires in seven years from the date of grant or three years from the effective date of the Company's initial public offering, whichever is shorter. The fair value of the warrant using the Black-Scholes option pricing model with the following assumptions: deemed fair market value per share of $4.80, dividend yield 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of seven years, was $587,000. Such amount was recorded as a discount to the applicable capital lease obligation, and is being amortized to interest expense, using the effective interest method, over the life of the agreement.

  Venture Leasing Loan Agreement

     In August 1999, the Company entered into a Loan Agreement with Venture Lending & Leasing II, Inc. and other lenders ("VLL" and the "Venture Leasing Loan Agreement"). The Venture Leasing Loan Agreement provides financing for equipment and tenant improvements at the Newark, New Jersey IBX center and a secured term loan facility for general working capital purposes. The amount of financing to be provided is up to $10,000,000, which may be used to finance up to 85% of the projected cost of tenant improvements and equipment for the Newark IBX center and is collateralized by the assets of the Newark IBX. Notes issued bear interest at a rate of 8.5% per annum and are repayable in 42 monthly installments plus a final balloon interest payment equal to 15% of the original advance amount due at maturity and are collateralized by the assets of the New Jersey IBX. The Venture Leasing Loan Agreement has an effective interest rate of 14.7% per annum. As of December 31, 1999, $9,451,600 was outstanding under the Venture Leasing Loan Agreement.

     In connection with the Venture Leasing Loan Agreement, the Company granted VLL a warrant to purchase 300,000 shares of the Company's Series A redeemable convertible preferred stock at $3.00 per share (the "Venture Leasing Loan Agreement"). This warrant is immediately exercisable and expires on June 30, 2006. The fair value of the warrant using the Black-Scholes option pricing model with the following assumptions: deemed fair market value per share of $4.80, dividend yield 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of seven years, was $1,174,000. Such amount was recorded as a discount to the applicable debt, and is being amortized to interest expense, using the effective interest method, over the life of the agreement.

                                 EQUINIX, INC.

  Maturities

     Combined aggregate maturities for debt facilities and future minimum capital lease obligations as of December 31, 1999 are as follows:

                                                         Capital
                                             Debt         lease
                                          facilities   obligations    Total
                                          -----------  ----------- -----------
   2000.................................  $ 4,220,300   $ 214,100  $ 4,434,400
   2001.................................    4,596,000     214,100    4,810,100
   2002.................................    4,534,600     214,100    4,748,700
   2003 and thereafter..................    1,142,700     152,800    1,295,500
                                          -----------   ---------  -----------
                                           14,493,600     795,100   15,288,700
     Less amount representing interest..          --     (138,700)    (138,700)
                                          -----------   ---------  -----------
                                           14,493,600     656,400   15,150,000
     Less amount representing
      unamortized discount..............   (1,935,200)    (11,800)  (1,947,000)
                                          -----------   ---------  -----------
                                           12,558,400     644,600   13,203,000
     Less current portion...............   (4,220,300)   (174,300)  (4,394,600)
                                          -----------   ---------  -----------
                                          $ 8,338,100   $ 470,300  $ 8,808,400
                                          ===========   =========  ===========

4.Senior Notes and Debt Issuance Costs

     On December 1, 1999, the Company issued 200,000 units, each consisting of a $1,000 principal amount 13% Senior Note due 2007 (the "Senior Notes") and one warrant to purchase 16.8825 shares (for an aggregate of 3,376,500 shares) of common stock for $0.0067 per share (the "Senior Note Warrants"), for aggregate net proceeds of $193,400,000, net of offering expenses. Of the $200,000,000 gross proceeds, $16,207,200 was allocated to additional paid-in capital for the deemed fair value of the Senior Note Warrants and recorded as a discount to the Senior Notes. The discount on the Senior Notes is being amortized to interest expense, using the effective interest method, over the life of the debt. The Senior Notes have an effective interest rate of 14.1% per annum. The fair value attributed to the Senior Note Warrants was consistent with the Company's treatment of its other common stock transactions prior to the issuance of the Senior Notes. The fair value was based on recent equity transactions by the Company. The amount of the Senior Notes, net of the unamortized discount, is $183,954,700 as of December 31, 1999.

     As of December 31, 1999, restricted cash and short-term investments, including accrued interest thereon, includes $37,078,600 deposited with an escrow agent that will be used to pay the first three interest payments. Interest is payable semi-annually, in arrears, on June 1 and December 1 of each year, commencing on June 1, 2000. The Senior Notes are partially collateralized by the restricted cash and short-term investments. Except for this security interest, the notes are unsecured, senior obligations of the Company and are effectively subordinated to all existing and future indebtedness of the Company, whether or not secured.

     The Senior Notes are governed by the Indenture dated December 1, 1999, between the Company, as issuer, and State Street Bank and Trust Company of California, N.A., as trustee (the "Indenture"). Subject to certain exceptions, the Indenture restricts, among other things, the

                                 EQUINIX, INC.

  Company's ability to incur additional indebtedness and the use of proceeds therefrom, pay dividends, incur certain liens to secure indebtedness or engage in merger transactions.

     The costs related to the issuance of the Senior Notes were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Senior Notes. Debt issuance costs, net of amortization, are $7,125,800 as of December 31, 1999.

5. Redeemable Convertible Preferred Stock

    Redeemable convertible preferred stock consists of the following:

                                             Shares Issued
                                            and Outstanding     Amount Outstanding at
                                             December 31,           December 31,
                                         --------------------- -----------------------
                                Shares                                                 Liquidation
                              Authorized    1998       1999       1998        1999        Value
                              ---------- ---------- ---------- ----------- ----------- -----------
     Series A................ 21,000,000 15,697,500 18,682,500 $10,435,500 $12,425,500 $12,517,000
     Series B................ 24,000,000        --  15,759,561         --   81,706,000  83,998,000
                              ---------- ---------- ---------- ----------- ----------- -----------
                              45,000,000 15,697,500 34,442,061 $10,435,500 $94,131,500 $96,515,000
                              ========== ========== ========== =========== =========== ===========

     Between May and June 2000, the Company completed its Series C redeemable convertible preferred stock financing. The Company issued 6,261,161 shares of Series C redeemable convertible preferred stock, at a price of $15.08 per share (see Note 11). Also included in redeemable convertible preferred stock as of December 31, 1999 is the fair value of 1,245,000 Series A warrants issued in connection with various debt and capital lease facilities totaling $3,095,800 (see Note 3).

     On September 10, 1998, 15,037,500 shares of Series A redeemable convertible preferred stock were issued at a price of $0.67 per share. Concurrent with the issuance of the Series A redeemable convertible preferred stock, promissory notes of $220,000 were converted into 660,000 shares of Series A redeemable convertible preferred stock. During July 1998, the Company had borrowed $220,000 in the aggregate under a convertible loan arrangement with a number of individual investors. The loans accrued interest of 5.83% per annum while outstanding, which was paid in cash. During the period ended December 31, 1998, the Company recorded a charge of $220,000 to account for the "in the money" conversion right of the convertible loan arrangement. On January 27, 1999, 3,000,000 shares of Series A redeemable convertible preferred stock were issued, at a price of $0.67 per share in the second closing of the Series A financing.

     Between August and December 1999, the Company completed its Series B redeemable convertible preferred stock financing. The Company issued 15,759,561 shares of Series B redeemable convertible preferred stock, at a price of $5.33 per share.

     The rights, preferences, and privileges of the Series A and Series B redeemable convertible preferred stock are as follows:

    . Dividends are noncumulative and are payable only upon declaration by the Board of Directors at a rate of $0.05 and $0.43 per share for Series A and B, respectively. No dividends have been declared to date.

    . Holders of Series A and B redeemable convertible preferred stock have a liquidation preference of $0.67 and $5.33 per share, respectively, plus all declared but unpaid dividends. A consolidation, merger or sale of the Company will be declared to be a liquidation, dissolution or winding up of the Company for purposes of liquidation rights.

                                 EQUINIX, INC.

    . Each share of Series A and B redeemable convertible preferred stock is convertible, at the option of the holder, into common stock at a conversion price equal to the respective original preferred stock issue price. The conversion price is subject to adjustment for stock splits and combinations and will automatically convert into common stock in the event of either (i) an underwritten public offering with an aggregate gross offering price of at least $25,000,000 or
       (ii) upon a vote of the holders of a majority of the then outstanding shares of each class of preferred stock.

    . Each share of Series A and Series B redeemable convertible preferred stock has voting rights equal to that of common stock on an "as if converted" basis.

    . The holders of Series A and B redeemable convertible preferred stock are entitled to elect two and one directors, respectively, to the Company's Board of Directors so long as 25% of the shares of Series A and B redeemable convertible preferred stock originally issued remain outstanding.

    . Series A and B redeemable convertible preferred stock is not redeemable at any time, except in the case of our acquisition by another entity that results in the transfer of fifty percent or more of the outstanding voting power of the corporation or a sale of all or substantially all of the assets of the corporation. Effectively, this change in control would provide for the preferred stockholder to present their security for cash redemption.

    . Holders of greater than 1,500,000 shares of Series A and/or Series B redeemable convertible preferred stock have the right to purchase their pro rata share of securities subsequently sold or otherwise issued by the Company, subject to standard exceptions.

    . Holders of Series A and Series B redeemable convertible preferred stock have the right to veto:

              . any increase in the number of Series B redeemable convertible preferred stock or the issuance of any securities with rights senior to those of the Series B redeemable convertible preferred stock;

              . the redemption of any securities by the Company, other than in connection with an employee's termination of employment; and

              . any increase to the size of the Company's board of directors.

    . Holders of Series A and Series B redeemable convertible preferred stock may require the Company to file a registration statement with the SEC to register the holders' stock, and have the right to force the Company to include their shares in any registered public offering following the Company's initial public offering.

    . Holders of Series A and Series B redeemable convertible preferred stock have the right to receive financial and other information from the Company.

6. Stockholders' Equity

  Common Stock

     In August 1999, the Company amended and restated its Certificate of Incorporation to increase the authorized share capital to 112,500,000 shares of common stock.

     The Company's founders purchased 6,060,000 shares of stock.
  Approximately 5,454,000 shares are subject to restricted stock purchase agreements whereby the Company

                                 EQUINIX, INC.

  has the right to repurchase the stock upon voluntary or involuntary termination of the founder's employment with the Company at $0.00033 per share. The Company's repurchase right lapses at a rate of 25% per year. In May 2000, the board of directors agreed to waive the repurchase right with respect to one of the founder's unvested shares (see Note 11). As of December 31, 1998 and 1999, and June 30, 2000, 4,772,250, 3,408,750 and
  1,363,500 shares are subject to repurchase at a price of $0.00033 per share, respectively.

     Upon the exercise of certain unvested stock options, the Company issued to employees common stock which is subject to repurchase by the Company at the original exercise price of the stock option. This right lapses over the vesting period. As of December 31, 1998 and 1999 and June 30, 2000, there were 45,000, 4,465,509 and 4,689,665 shares, respectively, subject to repurchase.

     At December 31, 1999, the Company has reserved the following shares of authorized but unissued shares of common stock for future issuance:

     Conversion of Series A redeemable convertible preferred
      stock....................................................... 18,682,500
     Conversion of Series B redeemable convertible preferred
      stock....................................................... 15,759,561
     Series A redeemable convertible preferred stock warrants.....  1,245,000
     Common stock warrants........................................  4,742,145
     Common stock options.........................................  2,816,208
                                                                   ----------
                                                                   43,245,414
                                                                   ==========

  Stock Option Plan

     In September 1998, the Company adopted the 1998 Stock Plan (the "Plan") under which nonstatutory stock options and restricted stock may be granted to employees, outside directors, and consultants, and incentive stock options may be granted to employees. Accordingly, the Company has reserved a total of 8,262,810 shares of the Company's common stock for issuance upon the grant of restricted stock or exercise of options granted in accordance with the Plan. Options granted under the Plan generally expire 10 years following the date of grant and are subject to limitations on transfer. The Plan is administered by the Board of Directors.

     The Plan provides for the granting of incentive stock options at not less than 100% of the fair market value of the underlying stock at the grant date. Nonstatutory options may be granted at not less than 85% of the fair market value of the underlying stock at the date of grant.

     Option grants under the Plan are subject to various vesting provisions, all of which are contingent upon the continuous service of the optionee and may not impose vesting criterion more restrictive than 20% per year. Stock options may be exercised at anytime subsequent to grant. Stock obtained through exercise of unvested options is subject to repurchase at the original purchase price. The Company's repurchase right decreases as the shares vest under the original option terms.

     Options granted to stockholders who own greater than 10% of the outstanding stock must have vesting periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant as determined by the Board of Directors. Upon a change of control, all shares granted under the Plan shall immediately vest. Unless otherwise terminated by the Board of Directors, the Plan automatically terminates in September 2008.

                                 EQUINIX, INC.

     A summary of the Plan is as follows:

                                        December 31,
                          ------------------------------------------
                                 1998                  1999             June 30, 2000
                          -------------------- --------------------- ---------------------
                                                                         (unaudited)
                                     Weighted-             Weighted-             Weighted-
                                      average               average               average
                                     exercise              exercise              exercise
                           Shares      price     Shares      price     Shares      price
                          ---------  --------- ----------  --------- ----------  ---------
Outstanding at beginning
 of period..............        --     $ --     2,074,050    $0.07    2,780,988    $0.64
Granted.................  2,164,050     0.07    6,404,040     0.46    6,060,925     4.91
Forfeited...............        --       --      (340,500)    0.06     (230,094)    0.11
Exercised...............    (90,000)    0.07   (5,356,602)    0.24   (1,159,394)    1.55
                          ---------            ----------            ----------
Outstanding at end of
 period.................  2,074,050     0.07    2,780,988     0.64    7,452,425     3.99
                          =========            ==========            ==========
Shares available for
 future grant...........  6,098,760                35,220               954,389
                          =========            ==========            ==========
Exercisable at end of
 period.................     20,001                76,431               115,132
                          =========            ==========            ==========
Weighted-average grant
 date fair value of
 options granted to
 employees during the
 period at below deemed
 fair value.............                0.54                  3.19                  5.10
Weighted-average grant
 date fair value of
 options granted to non-
 employees during the
 period at below deemed
 fair value.............                0.58                  2.63                  1.27

     The following table summarizes information about stock options outstanding as of December 31, 1999:

                                          Outstanding             Exercisable
                                ------------------------------- ----------------
                                           Weighted-
                                            average   Weighted-        Weighted-
                                           remaining   average  Number  average
                                Number of contractual exercise    of   exercise
     Range of exercise prices    shares      life       price   shares   price
     ------------------------   --------- ----------- --------- ------ ---------
     $0.01 to $0.13..........   1,548,738    9.23       $0.07   76,431   $0.07
     $0.67...................     180,750    9.78        0.67      --      --
     $1.00...................     753,000    9.86        1.00      --      --
     $2.67...................     298,500    9.93        2.67      --      --
                                ---------                       ------
                                2,780,988    9.53        0.67   76,431    0.07
                                =========                       ======

     The weighted-average remaining contractual life of options outstanding at December 31, 1999 and June 30, 2000 was 9.53 years and 9.68 years, respectively.

  Stock-Based Compensation

  Employees

     The Company uses the intrinsic-value method prescribed in APB No. 25 in accounting for its stock-based compensation arrangements with employees. Stock-based compensation expense is recognized for employee stock option grants in those instances in which the deemed fair value of the underlying common stock was subsequently determined to be greater than the exercise price of the stock options at the date of grant. The Company recorded deferred stock-based

                                 EQUINIX, INC.

  compensation related to employees of $19,785,800 in respect to stock options granted through December 31, 1999, of which $135,300 and $6,067,300 has been amortized to stock-based compensation expense for the period and year ended December 31, 1998 and 1999, respectively, on an accelerated basis over the vesting period of the individual options, in accordance with FASB Interpretation No. 28. For the six months ended June 30, 2000, the Company recorded additional deferred stock-based compensation related to employees of $46,084,300, in respect of stock option grants during the six months ended June 30, 2000. During the six months ended June 30, 2000, the Company amortized $9,520,200 of compensation related to employees to stock-based compensation expense, on an accelerated basis in accordance with FASB Interpretation No. 28.

     Had compensation costs been determined using the fair value method for the Company's stock-based compensation plans, net loss would have been changed to the amounts indicated below:

                                       Period from
                                      June 22, 1998
                                       (inception)                  Six months
                                           to        Year ended       ended
                                      December 31,  December 31,     June 30,
                                          1998          1999           2000
                                      ------------- -------------  ------------
                                                                   (unaudited)
     Net loss:
       As reported...................  $(1,019,700) $ (20,790,600) $(44,820,000)
       Pro forma.....................   (1,021,600)   (20,844,500)  (44,893,100)
     Net loss per share:
       As reported...................  $     (1.48) $       (4.98) $      (4.45)
       Pro forma.....................        (1.48)         (5.00)        (4.46)

     The Company's calculations for employee grants were made using the minimum value method with the following weighted average assumptions for the period from June 22, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999: dividend yield of 0%; expected volatility of 0%; risk-free interest rates of 5.77% in the period from June 22, 1998 (inception) to December 31, 1998 and 5.66% in the year ended December 31, 1999; and expected lives of 2.67 years in the period from June 22, 1998 (inception) to December 31, 1998 and 2.52 years in the year ended December 31, 1999.

  Non-Employees

     The Company uses the fair value method to value options granted to non-employees. In connection with its grant of options to non-employees, the Company has recognized deferred stock-based compensation of $710,900 and $520,800 through December 31, 1999 and for the six months ended June 30, 2000, respectively, of which $28,600, $560,000 and $509,500 has been amortized to stock-based compensation expense for the period and year ended December 31, 1998 and 1999, respectively, and for the six months ended June 30, 2000, respectively, on an accelerated basis over the vesting period of the individual options, in accordance with FASB Interpretation No. 28.

     The Company's calculations for non-employee grants were made using the Black-Scholes option pricing model with the following weighted average assumptions for the period from June 22, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the six month period ended June 30, 2000: dividend yield of 0%; expected volatility of 80%; risk-free interest rates of 4.99% in the period from June 22, 1998 (inception) to December 31, 1998,

                                 EQUINIX, INC.

  5.48% in the year ended December 31, 1999 and 5.77% in the six month period ended June 30, 2000; and contractual life of 10 years.

  Warrants

     In August 1999, the Company entered into a strategic agreement with NorthPoint Communications, Inc. ("NorthPoint"). Under the terms of the strategic agreement, NorthPoint has agreed to use certain of the Company's domestic IBX centers and install their operational nodes in such centers. In exchange, the Company granted NorthPoint a warrant to purchase 338,145 shares of the Company's common stock at $0.53 per share (the "NorthPoint Warrant"). The NorthPoint Warrant was earned upon execution of the strategic agreement as Northpoint's performance commitment was complete. The NorthPoint Warrant is immediately exercisable and expires five years from the date of grant. The NorthPoint Warrant was valued at $1,507,800 using the Black-Scholes option-pricing model, which was capitalized on the accompanying consolidated balance sheet in other assets as a customer acquisition cost and is being amortized over the term of the agreement as a reduction of revenues recognized. The following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $4.80, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of 5 years.

     In November 1999, the Company entered into a definitive agreement with WorldCom, whereby WorldCom agreed to install high-bandwidth local connectivity services to the Company's first seven IBX centers by a pre-determined date in exchange for a warrant to purchase 675,000 shares of common stock of the Company at $0.67 per share (the "WorldCom Warrant"). The WorldCom Warrant is immediately exercisable and expires five years from the date of grant. As of December 31, 1999, warrants for 600,000 shares are subject to repurchase at the original exercise price if WorldCom's performance commitments are not completed. The WorldCom Warrant was valued at $2,969,000 using the Black-Scholes option-pricing model and was recorded to construction in progress on the accompanying consolidated balance sheet as of December 31, 1999. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with the WorldCom Warrant subject to repurchase are revalued at each balance sheet date to reflect their current fair value until WorldCom's performance commitment is complete. Any resulting increase in fair value of the warrants is recorded as a leasehold improvement. In addition, the following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $4.80, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5.5% and a contractual life of 5 years.

     In November 1999, the Company entered into a master agreement with Bechtel Corporation, or Bechtel, whereby Bechtel agreed to act as the exclusive contractor under a Master Agreement to provide program management, site identification and evaluation, engineering and construction services to build approximately 29 IBX centers over a four year period under mutually agreed upon guaranteed completion dates. As part of the agreement, the Company granted Bechtel a warrant to purchase 352,500 shares of the Company's common stock at $1.00 per share (the "Bechtel Warrant"). The Bechtel Warrant is immediately exercisable and expires five years from date of grant. As of December 31, 1999, warrants for 282,000 shares are subject to repurchase at the original exercise price, if Bechtel's performance commitments are not complete. The Bechtel Warrant was valued at $1,497,200 using the Black-Scholes option-pricing model and was recorded to construction in progress on the accompanying consolidated balance sheet as of December 31, 1999. Under EITF 96-18, the underlying shares of common stock associated with the Bechtel Warrant subject to repurchase

                                 EQUINIX, INC.

  are revalued at each balance sheet date to reflect their current fair value until Bechtel's performance commitment is complete. Any resulting increase in fair value of the warrants is recorded as a leasehold improvement. In addition, the following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $4.80, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5.5% and a contractual life of 5 years.

     In addition, the Company has issued several warrants in connection with its debt facilities and capital lease obligations (see Note 3) and the Senior Notes (see Note 4). The Company has the following warrants outstanding as of December 31, 1999:

                                                            Warrants   Exercise
     Series A preferred stock warrants                     outstanding  price
     ---------------------------------                     ----------- --------
     Comdisco Loan and Security Agreement Warrant.........    765,000  $  0.67
     Comdisco Master Lease Agreement Warrant..............     30,000     1.67
     Comdisco Master Lease Agreement Addendum Warrant.....    150,000     3.00
     Venture Leasing Loan Agreement Warrant...............    300,000     3.00
                                                            ---------
                                                            1,245,000
                                                            =========
                                                            Warrants   Exercise
     Common stock warrants                                 outstanding  price
     ---------------------                                 ----------- --------
     Senior Note Warrants.................................  3,376,500  $0.0067
     NorthPoint Warrant...................................    338,145     0.53
     WorldCom Warrant.....................................    675,000     0.67
     Bechtel Warrant......................................    352,500     1.00
                                                            ---------
                                                            4,742,145
                                                            =========

7. Income Taxes

     No provision for federal income taxes was recorded from inception through December 31, 1999 as the Company incurred no operating losses during the period.

     State tax expense is included in general and administrative expenses.

     Actual income tax expense differs from the expected tax benefit computed by applying the statutory federal income tax rate of approximately 34% for the periods ended December 31, 1998 and 1999, primarily as a result of the change in valuation allowance and stock based compensation.

                                 EQUINIX, INC.

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 1998 and December 31, 1999 is presented as follows:

                                                           1998        1999
                                                         ---------  -----------
     Deferred tax assets:
       Start-up expenses................................ $ 316,000  $ 2,551,000
       Net operating loss...............................       --     3,134,000
       Other............................................     5,000        8,000
                                                         ---------  -----------
         Deferred tax assets............................   321,000    5,693,000
     Deferred tax liability:
       Depreciation and amortization....................    (1,000)     (38,000)
                                                         ---------  -----------
         Net deferred tax assets........................   320,000    5,655,000
         Valuation allowance............................  (320,000)  (5,655,000)
                                                         ---------  -----------
                                                         $     --   $       --
                                                         =========  ===========

     The net change in the total valuation allowance for the period from June 22, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, was an increase of $287,300 and $6,182,700 respectively.

     The Company has established a valuation allowance against that portion of deferred tax assets where management has determined that it is more likely than not that the asset will not be realized.

     At December 31, 1999, the Company had net operating loss carryforwards of approximately $8,000,000 for federal and state tax purposes. If not earlier utilized, the federal net operating loss carryforward will expire in 2019 and the state loss carryforward will expire in 2006.

     Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Events that may cause limitations in the utilization of net operating losses include a cumulative stock ownership change of more than 50% over a three year period and other events. Equinix has not yet determined the extent that its net operating loss benefit will be limited.

8. Commitments and Contingencies

  Operating Lease Commitments

     The Company leases its IBX centers and certain equipment under noncancelable operating lease agreements expiring through 2014. The centers' lease agreements typically provide for base rental rates which increase at defined intervals during the term of the lease. In addition, the Company has negotiated rent expense abatement periods to better match the phased build-out of its centers. The Company accounts for such abatements and increasing base rentals using the straight-line method over the life of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent.

                                 EQUINIX, INC.

     Minimum future operating lease payments as of December 31, 1999 are summarized as follows:

   Year ending:
     2000.......................................................... $  4,949,700
     2001..........................................................    8,321,500
     2002..........................................................    8,578,700
     2003..........................................................    8,775,500
     2004..........................................................    9,045,300
     Thereafter....................................................   90,244,300
                                                                    ------------
       Total....................................................... $129,915,000
                                                                    ============

     Total rent expense was approximately $165,000 and $1,739,100 for the period from June 22, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999, respectively.

     Deferred rent included in accrued expenses was $42,400 and $18,000 as of December 31, 1998 and 1999, respectively. Deferred rent included in other liabilities was none and $566,600 as of December 31, 1998 and 1999, respectively.

  Employment Agreement

     The Company has agreed to indemnify an officer of the Company for any claims brought by his former employer under an employment and non-compete agreement the officer had with this employer.

  Employee Benefit Plan

     During the year ended December 31, 1999, the Company adopted the Equinix 401(k) Plan (the "401(k) Plan"). The 401(k) Plan allows eligible employees to contribute up to 15% of their compensation, limited to $10,000 in 1999. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) Plan, none have been made as of December 31, 1999.

9. Related Party Transactions

     The Company advanced an aggregate of $750,000 to an officer of the Company, which is evidenced by a promissory note. The proceeds of this loan were used to fund the purchase of a personal residence. The loan is due September 13, 2004, but is subject to certain events of acceleration, including an initial public offering of the Company's common stock and is secured by a second deed of trust on the officer's residence. The loan is non-interest bearing. This loan is presented in other assets on the accompanying consolidated balance sheet as of December 31, 1999.

     In March 1999, the Company entered into an equipment lease facility with a preferred stockholder under which the Company leased $137,300 of equipment for a 24-month term.

     In August 1999, the Company entered into a strategic agreement with NorthPoint. Under the terms of the strategic agreement, NorthPoint has agreed to use certain of the Company's

                                 EQUINIX, INC.

  domestic IBX centers and install their operational nodes in such centers. In exchange, the Company granted NorthPoint a warrant to purchase 338,145 shares of the Company's common stock at $0.53 per share. The NorthPoint Warrant was earned upon execution of the strategic agreement as NorthPoint's performance commitment was complete. The NorthPoint Warrant is immediately exercisable and expires five years from date of grant. The NorthPoint Warrant was valued at $1,507,800 using the Black-Scholes option-pricing model (see Note 6).

10. Segment Information

     During the year ended December 31, 1999, the Company adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires disclosures of selected segment-related financial information about products, major customers and geographic areas.

     The Company and its subsidiary are principally engaged in the design, build-out and operation of neutral IBX centers. All revenues result from the operation of these IBX centers. Accordingly, the Company considers itself to operate in a single segment for purposes of disclosure under SFAS No. 131. The Company's chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying consolidated financial statements.

     As of December 31, 1998 and 1999, all of the Company's operations and assets are based in the United States.

11. Subsequent Events (unaudited)

     In January 2000, the Company's stockholders approved an amendment to the 1998 Stock Plan increasing the aggregate number of common shares available for issuance over the term of the Plan by 3,750,000 to a total of 12,012,810 shares.

     In January 2000, the Company's stockholders approved a three-for-two stock split of its common and redeemable convertible preferred stock effective January 19, 2000. The Company amended and restated its Certificate of Incorporation to increase the authorized share capital to 132,000,000 shares of common stock and 68,000,000 shares of redeemable convertible preferred stock, of which 32,000,000 has been designated as Series A and 36,000,000 as Series B, to give effect to the three-for-two stock split. The accompanying consolidated financial statements have been adjusted to reflect this stock split.

     In January 2000, the Company entered into an operating lease for its Dallas, Texas IBX center. The agreement is for a minimum of 10 years, with annual rent payments increasing from $1,131,000 to $1,357,200 over the lease term.

     In January 2000, the Company entered into an operating lease agreement for its new corporate headquarters facility in Mountain View, California. The agreement is for a minimum of seven years, with annual rent payments increasing from $1,662,600 to $2,103,800 over the lease term. In connection with the lease agreement, the Company granted the lessor warrants to purchase up to 33,100 shares of the Company's common stock at $6.00 per share. The warrants expire 10 years from the date of grant. The warrants were valued at $185,700 using the Black-Scholes option pricing model and will be recorded as additional rent expense over the life of the lease. The following assumptions were used in determining the fair value of the

                                 EQUINIX, INC.

  warrants: deemed fair value per share of $6.55, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.0% and a contractual life of 10 years.

     In January 2000, the Company advanced an aggregate of $250,000 to an officer of the Company, which is evidenced by a promissory note. The proceeds of this loan were used to fund the purchase of a principal residence. The loan is due January 13, 2005, but is subject to certain events of acceleration, including an initial public offering of the Company's common stock. The loan is secured by a second deed of trust on the officer's residence and is non-interest bearing.

     In April 2000, the Company entered into a definitive agreement with a fiber carrier whereby the fiber carrier agreed to install high-bandwidth local connectivity services to a number of the Company's IBX centers in exchange for colocation space and related benefits in such IBX centers. In connection with this agreement, the Company granted the fiber carrier warrants to purchase up to 540,000 shares of the Company's common stock at $4.00 per share. The warrants are immediately exercisable and expire five years from date of grant. Warrants for 140,000 shares are immediately vested and warrants for 400,000 shares are subject to repurchase at the original exercise price if certain performance commitments are not completed by a pre-determined date. The fiber carrier is not obligated to install high-bandwidth local connectivity services and, apart from forfeiting the relevant number of warrants and colocation space, will not be penalized for not installing. The warrants were valued at $5,371,800 using the Black-Scholes option-pricing model and has been recorded initially to construction in progress until installation is complete. The following assumptions were used in determining the fair value of the warrants: deemed fair market value per share of $11.82, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.56% and a contractual life of 5 years. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with these warrants subject to repurchase are revalued at each balance sheet date to reflect their current fair value until the performance commitment is complete. Any resulting increase in fair value of the warrant will ultimately be recorded as a leasehold improvement.

     In April 2000, the Company entered into an operating lease agreement for its Amsterdam, The Netherlands, IBX center. The agreement is for a minimum of 15 years, with annual rent payments of 3,244,300 Dutch Guilders (approximately $1,336,300), adjusted annually according to the consumer price index (the "CPI").

     During the six months ended June 30, 2000, the Company granted additional stock options to employees to purchase 6,060,925 shares of common stock under the 1998 Stock Plan resulting in an additional deferred stock-based compensation charge of approximately $46.6 million.

     In May 2000, the Company amended and restated its Certificate of Incorporation to change the authorized share capital to 80,000,000 shares of common stock and 43,000,000 shares of redeemable convertible preferred stock, of which 20,000,000 has been designated as Series A, 16,000,000 has been designated as Series B and 7,000,000 has been designated as Series C.

     In May 2000, the Company's stockholders approved an amendment to the 1998 Stock Plan increasing the aggregate number of common shares available for issuance over the term of the Plan by 3,000,000 to a total of 15,012,810 shares.

     In May and June 2000, the Company completed the closing of the Series C redeemable convertible preferred stock financing. The Company raised approximately $94.4 million and issued 6,262,161 shares of Series C redeemable convertible preferred stock. The rights,

                               EQUINIX, INC.

  preferences and privileges of the Series C redeemable convertible preferred stock are consistent with those outlined for Series A and B in Note 5 except as follows:

      . Dividends are payable at a rate of $1.21 per share

      . Holders have a liquidation preference of $15.08 per share plus all declared but unpaid dividends.

     On May 15, 2000, the board of directors agreed to waive the repurchase right with respect to all of Albert M. Avery, IV's unvested shares.

     On May 16, 2000, Peter F. Van Camp joined Equinix as chief executive officer. His offer letter provides for the grant of an option to purchase 3,105,000 shares of common stock at the fair market value on the grant date vesting monthly over four years. The agreement also provides for a no-interest loan to Mr. Van Camp for up to $3,000,000 to purchase a primary residence. The loan will be secured by Mr. Van Camp's primary residence and any shares of stock that Mr. Van Camp obtains by exercising the options described above. The agreement also details salary and caps the amount of relocation expenses. The agreement further provides for 12 months of severance pay if Mr. Van Camp is terminated by us for reasons other than cause or disability. The stock option agreement with Mr. Van Camp provides that the Company's right to repurchase unvested shares shall lapse upon certain changes in control of Equinix.

     On May 26, 2000, the board of directors approved the 2000 Equity Incentive Plan under which 5,000,000 shares of common stock have been reserved. Any shares not yet issued under the 1998 Stock Plan will also be available for grant under this plan. On each January 1, commencing with the year 2001, the number of shares in reserve will automatically increase by 6% of the total number of shares of common stock that are outstanding at that time or, if less, by 6,000,000 shares. The board has elected to extend the change in control acceleration feature of the 2000 Equity Incentive Plan to all outstanding options and unvested shares. Previously, options granted under the 1998 Stock Plan provided that vesting of the shares would accelerate only if not assumed by the acquiring entity. This plan is subject to stockholder approval.

     In May 2000, the Company adopted the employee stock purchase plan under which 1,000,000 shares have been reserved for issuance thereafter. On each January 1, the number of shares in reserve will automatically increase by 2% of the total number of shares of common stock outstanding at that time, or, if less, by 600,000 shares. The plan permits purchases of common stock via payroll deductions. The maximum payroll deduction is 15% of the employee's cash compensation. Purchases of the common stock will occur on February 1 and August 1 of each year. The price of each share purchased will be 85% of the lower of:

      . The fair market value per share of common stock on the date immediately before the first day of the applicable offering period (which lasts 24 months); or

      . The fair market value per share of common stock on the purchase date.

     The value of the shares purchased in any calendar year may not exceed $25,000. This plan is subject to stockholder approval.

     In May 2000, the board of directors also adopted the 2000 directors' stock option plan and 200,000 shares of common stock were reserved for issuance under this plan. On each January 1, starting with the year 2001, the number of shares in reserve will automatically

                               EQUINIX, INC.

  increase by 50,000 shares. Non-employee members of the board of directors will be eligible for option grants under the 2000 directors' stock option plan. Each non-employee director who joins the board after the effective date of the plan will receive an initial option of 25,000 shares. The initial options vest in four equal annual installments following the date of grant. At each annual stockholder's meeting, beginning in 2000, each non-employee director will automatically be granted an annual option for 10,000 shares of the common stock. A new non-employee director who receives the initial option will not receive the 10,000 share annual option in the same calendar year. These options vest fully on the first anniversary of the date of the grant. The exercise price of the option will be equal to the fair market value of the common stock on the option grant date. The non-employee directors' options have a 10-year term, and expire one year after a director leaves the board. Upon a change of control of the Company, the options become fully vested. This plan is subject to stockholder approval.

     On May 23, 2000, Equinix entered into an agreement to purchase approximately 80 acres of land in San Jose, California for approximately $82.1 million. On June 21, 2000, before the closing on this property, the Company assigned its interest in the purchase agreement to iStar San Jose, LLC ("iStar"), and, concurrently, entered into a 20-year lease with iStar for the property. Under the terms of the lease, the Company has an option to extend the lease period for an additional 60 years, in six renewal terms of ten years each, for a total lease term of 80 years. In addition, the Company has an option to purchase the property from iStar after 10 years. The total rent payments during years one through five are approximately $9,584,000. Beginning the sixth lease year and every five years thereafter, the rent payments will increase by the percentage increase in the CPI, but in no event will the annual cumulative increase exceed 3.5% per annum.

     Concurrent with the execution of the lease, the Company posted a letter of credit in the amount of $10.0 million. This letter of credit shall increase to $35.0 million if the Company does not meet certain financing targets. This security deposit shall be reduced on a pro rata basis based on the status of construction activity. On the tenth anniversary and every tenth year thereafter, Equinix shall have the right to purchase the property at the then fair market value, but at no less than the original purchase price.

     In June 2000, the Company entered into a memorandum of understanding with COLT Telecommunications ("Colt") whereby Colt agreed to install high-bandwidth local connectivity services to a number of the Company's European IBX centers in exchange for colocation space and related benefits in such IBX centers. In connection with this agreement, the Company granted Colt warrants to purchase up to 250,000 shares of the Company's common stock at $5.33 per share. The warrants are immediately exercisable and expire five years from the date of grant. The shares are subject to repurchase at the original exercise price if certain performance commitments are not completed by a pre-determined date. Colt is not obligated to install high-bandwidth local connectivity services and, apart from forfeiting the relevant number of warrants and colocation space, will not be penalized for not installing. The warrants were valued at $2,795,000 using the Black-Scholes option-pricing model and has been recorded initially to construction in progress until installation is complete. The following assumptions were used in determining the fair value of the warrants: deemed fair market value per share of $13.58, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.23% and a contractual life of 5 years. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with these warrants subject to repurchase are revalued at each balance sheet date to reflect their current fair value until the performance commitment is complete. Any

                               EQUINIX, INC.

  resulting increase in fair value of the warrant will ultimately be recorded as a leasehold improvement.


     We are currently having discussions with a group of lenders to obtain a $100.0 million senior secured credit facility. Although we believe we will secure commitments for our contemplated credit facility, we do not know that we will receive satisfactory commitments from lenders or that we will be able to negotiate satisfactory terms for and ultimately enter into a credit facility. Moreover, we expect that our credit facility will contain financial covenants and borrowing limitations that may prevent some or all of the funds potentially available to us from actually becoming available to us. If we are not successful in entering into our contemplated credit facility, or if funds are not ultimately made available to us under our credit facility, we may have to obtain funds from an alternative source to pursue our plans for five additional IBX centers and expansion projects.

     In June 2000, the Company entered into a strategic agreement with WorldCom and UUNET, an affiliate of WorldCom (the "UUNET Strategic Agreement"), which amends, supersedes and restates the definitive agreement entered into with WorldCom in November 1999 and the related WorldCom Warrant. Under the UUNET Strategic Agreement, WorldCom agreed to install high-bandwidth local connectivity services and UUNET agreed to provide high-speed data entrance facilities to a number of the Company's IBX centers in exchange for colocation services and related benefits in such IBX centers. In connection with this strategic agreement, the Company granted WorldCom Venture Fund a warrant (the "WorldCom Venture Fund Warrant") to purchase up to 650,000 shares of Company's common stock at $5.33 per share. All but 37,500 of the shares under the earlier WorldCom Warrant are immediately vested under the UUNET Strategic Agreement. The WorldCom Venture Fund Warrant is immediately exercisable and expires five years from the date of grant. The warrant is subject to repurchase at the original exercise price if certain performance commitments are not completed by a pre-determined date. WorldCom and UUNET are not obligated to install high-bandwidth local connectivity services and provide high-speed data entrance facilities, respectively, and, apart from forfeiting the relevant number of warrants and colocation space, will not be penalized for not performing. The warrant was valued at $7,254,800 using the Black-Scholes option-pricing model and has been recorded initially to construction in progress until installation is complete. The following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $13.58, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.23% and a contractual life of 5 years. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with this warrant subject to repurchase are revalued at each balance sheet date to reflect their current fair value until the performance commitment is complete. Any resulting increase in fair value of the warrant will ultimately be recorded as a leasehold improvement.

     The Company's board of directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               -----------------

                            TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  14
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  27
Management...............................................................  37
Related Party Transactions...............................................  46
Principal Stockholders...................................................  49
Description of Capital Stock.............................................  51
Shares Eligible for Future Sale..........................................  54
Underwriters.............................................................  56
Legal Matters............................................................  59
Change in Independent Accountants........................................  59
Experts..................................................................  59
Where You Can Find More Information......................................  59
Index to Consolidated Financial Statements............................... F-1

                               -----------------

   Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            20,000,000 Shares

                              Equinix, Inc.

                               Common Stock

                               -----------------

                               [Logo of Equinix]

                               -----------------

                           Goldman, Sachs & Co.

                           Salomon Smith Barney

                                Chase H&Q

                              Epoch Partners

                   Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

   The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees, and the Nasdaq National Market listing fee.

  SEC registration fee.............................................. $   65,000
  NASD filing fee...................................................     25,000
  Nasdaq National Market listing fee................................     83,500
  Printing and engraving expenses...................................    450,000
  Legal fees and expenses...........................................    650,000
  Accounting fees and expenses......................................    400,000
  Road show expenses................................................     50,000
  Blue sky fees and expenses........................................      5,000
  Transfer agent fees...............................................     25,000
  Miscellaneous fees and expenses...................................     46,500
                                                                     ----------
    Total ..........................................................  1,800,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VII, Section 7.6 of our bylaws provides for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our amended and restated certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to us and to our stockholders. This provision in the amended and restated certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our officers and directors, a form of which is attached as
Exhibit 10.1 and incorporated by reference. The indemnification agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. We also maintain liability insurance for our directors and officers. Reference is also made to
Section 7 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our officers and directors against certain liabilities, and Section 1.9 of the amended and restated investors' rights agreement contained in Exhibit 10.6 to this registration statement, indemnifying some of our stockholders, including controlling stockholders, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

   Since inception, we have issued and sold the following securities:

     1. We granted stock options to purchase 14,629,015 shares of common stock at exercise prices ranging from $0.067 to $7.00 per share to employees, consultants and directors pursuant to our 1998 Stock Option Plan.

     2. From January 1999 through June 2000, we issued and sold an aggregate of 6,605,996 shares of common stock to employees, consultants and directors for aggregate consideration of approximately $3,359,800 pursuant to exercises of options granted under our 1998 Stock Option Plan.

     3. In September 1998 and January 1999, we issued and sold 18,682,500 shares of our Series A preferred stock for an aggregate purchase price of approximately $12,455,000 to a group of investors under a stock purchase agreement.

     4. On March 10, 1999 we issued a warrant to purchase 765,000 shares of our Series A preferred stock with an exercise price of $0.67 per share to Comdisco, Inc. in connection with a Loan and Security Agreement dated March 10, 1999 between Comdisco, Inc. and ourselves.

     5. On May 27, 1999 we issued a warrant to purchase 30,000 shares of our Series A preferred stock with an exercise price of $1.67 per share to Comdisco, Inc. in connection with a Master Lease Agreement dated May 27, 1999 between Comdisco, Inc. and ourselves.

     6. In August, September, October, November and December 1999, we issued and sold 15,759,561 shares of our Series B preferred stock for an aggregate purchase price of approximately $84,052,320 to a group of investors under a stock purchase agreement.

     7. On August 16, 1999 we issued a warrant to purchase 150,000 shares of our Series A preferred stock with an exercise price of $3.00 per share to Comdisco, Inc. in connection with a Master Lease Agreement dated May 27, 1999 between Comdisco, Inc. and ourselves.

     8. On August 16, 1999 we issued warrants to purchase a total of 300,000 shares of our Series A preferred stock with an exercise price of $3.00 per share to Venture Lending & Leasing, Inc. II and its designees in connection with a Loan Agreement dated August 16, 1999 between Venture Lending & Leasing, Inc. II and ourselves.

     9. On August 31, 1999 we issued a warrant to purchase 338,145 shares of our common stock with an exercise price of $0.53 per share to NorthPoint Communications, Inc. in connection with a Strategic Agreement dated August 31, 1999 between NorthPoint Communications, Inc. and ourselves.

      10. On November 3, 1999 we issued a warrant to purchase 352,500 shares of our common stock with an exercise price of $1.00 per share to Bechtel Corporation in connection with a Master Agreement dated November 3, 1999 between Bechtel Corporation and ourselves. The warrant was subsequently exercised and we issued 352,500 shares thereunder.

      11. On November 16, 1999 we issued warrants to purchase 675,000 shares of our common stock with an exercise price of $0.67 per share to WorldCom, Inc. in connection with that certain agreement dated November 16, 1999 between WorldCom, Inc. and ourselves.

      12. In December 1999 we issued 200,000 units consisting of 13% senior discount notes due 2007 and warrants to purchase an aggregate of 3,376,500 shares of common stock with an exercise price of $0.0067 per share to Salomon Smith Barney Inc., Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as initial purchasers, for resale to qualified institutional buyers, for an aggregate purchase price of $200,000,000. Salomon Smith Barney Inc., Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. received an aggregate discount of $6,000,000 for acting as initial purchasers in connection with this transaction.

      13. On January 28, 2000 we issued a warrant to purchase 33,100 shares of our common stock with an exercise price of $6.00 per share to Alexandria Real Estate Equities, L.P., in connection with the execution and delivery of the lease relating to property located in Mountain View, California.

      14. On March 21, 2000 we issued and sold 31,211 shares of our common stock for an aggregate purchase price of approximately $166,666.74 to a group of individuals under common stock purchase agreements.

      15. On March 31, 2000 we issued a warrant to purchase 540,000 shares of our common stock with an exercise price of $4.00 per share to AT&T in connection with a commercial agreement between AT&T and ourselves dated March 31, 2000 relating to our IBX centers.

      16. On May 1, 2000 we issued a warrant to purchase 6,000 shares of our common stock with an exercise price of $5.00 per share to Malcolm Brown in connection with that certain agreement dated May 1, 2000 between Malcolm Brown and ourselves.

      17. In May and June 2000 we issued and sold 6,262,161 shares of our Series C preferred stock for an aggregate purchase price of approximately $94,433,388 to a group of investors under a stock purchase agreement.

       18. On June 21, 2000 we issued a warrant to purchase 250,000 shares of our common stock with an exercise price of $5.33 per share to COLT Telecom Group plc, in connection with a strategic agreement.

       19. On June 29, 2000 we issued a warrant to purchase 650,000 shares of our common stock with an exercise price of $5.33 per share to WorldCom Venture Fund, in connection with a strategic agreement.

       20. On July 5, 2000 we issued and sold 16,190 shares of our common stock for a purchase price of $84,997.50 to Howard Fischer Associates International under a common stock purchase agreement.

   The sale of the above securities was determined to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act, Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under 701. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
   No.   Description
 ------- -----------
  1.1**  Form of Underwriting Agreement.
  3.1*   Amended and Restated Certificate of Incorporation of the Registrant,
         as amended to date.
  3.2*   Bylaws of the Registrant.
  3.3*** Form of Amended and Restated Certificate of Incorporation to be filed upon the closing of the offering made under this Registration
         Statement.
  3.4*** Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made under this Registration Statement.
  4.1    Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
  4.2**  Form of Registrant's Common Stock certificate.
  4.6*   Common Stock Registration Rights Agreement (See Exhibit 10.3).
  4.9*   Amended and Restated Investors' Rights Agreement (See Exhibit 10.6).

 Exhibit
   No.    Description
 -------  -----------
  5.1     Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
          LLP.
 10.1*    Indenture, dated as of December 1, 1999, by and among the Registrant and State Street Bank and Trust Company of California, N.A. (as
          trustee).
 10.2*    Warrant Agreement, dated as of December 1, 1999, by and among the
          Registrant and State Street Bank and Trust Company of California,
          N.A. (as warrant agent).
 10.3*    Common Stock Registration Rights Agreement, dated as of December 1,
          1999, by and among the Registrant, Benchmark Capital Partners II,
          L.P., Cisco Systems, Inc., Microsoft Corporation, ePartners, Albert
          M. Avery, IV and Jay S. Adelson (as investors), and the Initial
          Purchasers.
 10.4*    Registration Rights Agreement, dated as of December 1, 1999, by and among the Registrant and the Initial Purchasers.
 10.5*    Form of Indemnification Agreement between the Registrant and each of its officers and directors.
 10.6*    Amended and Restated Investors' Rights Agreement, dated as of May 8,
          2000, by and between the Registrant, the Series A Purchasers, the
          Series B Purchasers, the Series C Purchasers and members of the
          Registrant's management.
 10.8*    The Registrant's 1998 Stock Option Plan.
 10.9*+   Lease Agreement with Carlyle-Core Chicago LLC, dated as of September
          1, 1999.
 10.10*+  Lease Agreement with Market Halsey Urban Renewal, LLC, dated as of
          May 3, 1999.
 10.11*+  Lease Agreement with Laing Beaumeade, dated as of November 18, 1998.
 10.12*+  Lease Agreement with Rose Ventures II, Inc., dated as of June 10,
          1999.
 10.13*+  Lease Agreement with 600 Seventh Street Associates, Inc., dated as of
          August 6, 1999.
 10.14*+  First Amendment to Lease Agreement with Trizechahn Centers, Inc. (dba
          Trizechahn Beaumeade Corporate Management), dated as of October 28,
          1999.
 10.15*+  Lease Agreement with Nexcomm Asset Acquisition I, L.P., dated as of
          January 21, 2000.
 10.16*+  Lease Agreement with Trizechahn Centers, Inc. (dba Trizechahn
          Beaumeade Corporate Management), dated as of December 15, 1999.
 10.17*   Lease Agreement with ARE-2425/2400/2450 Garcia Bayshore LLC, dated as of January 28, 2000.
 10.18*   Sublease Agreement with Insweb Corporation, dated as of November 1,
          1998.
 10.19*+  Master Agreement for Program Management, Site Identification and
          Evaluation, Engineering and Construction Services between Equinix,
          Inc. and Bechtel Corporation, dated November 3, 1999.
 10.20*+  Agreement between Equinix, Inc. and WorldCom, Inc., dated November
          16, 1999.
 10.21*   Customer Agreement between Equinix, Inc. and WorldCom, Inc., dated
          November 16, 1999.
 10.22*+  Lease Agreement with GIP Airport B.V., dated as of April 28, 2000.
 10.23*   Purchase Agreement between International Business Machines
          Corporation and Equinix, Inc. dated May 23, 2000.
 10.24*** 2000 Equity Incentive Plan.
 10.25    2000 Director Option Plan.
 10.26*** 2000 Employee Stock Purchase Plan.
 10.27+   Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated June 21, 2000.
 16.1*    Letter regarding change in certifying accountant.
 21.1*    List of Subsidiaries of the Registrant.
 23.1     Consent of PricewaterhouseCoopers LLP, independent accountants.
 23.2     Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1***  Power of Attorney.
 27.1*    Financial Data Schedule.

-------

  * Incorporated herein by reference to the exhibit of the same number in the Registrant's Registration Statement on Form S-4 (file No. 333-93749).

 ** To be filed by amendment.

*** Previously filed.
+ Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to Equinix's application for confidential treatment.

  (b) Financial Statement Schedules

   All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

   We undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit, or proceeding, is asserted by a director, officer, or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

   We undertake that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on this 19th day of July, 2000.

                                          Equinix, Inc.

                                                   /s/ Peter F. Van Camp
                                          By:__________________________________
                                                     Peter F. Van Camp
                                                Chief Executive Officer and
                                                         Director

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----
       /s/ Peter F. Van Camp           Chief Executive Officer       July 19, 2000
______________________________________  and Director (Principal
          Peter F. Van Camp             Executive Officer)

          Albert M. Avery, IV*         President, Chief Operating    July 19, 2000
______________________________________  Officer and Director
         Albert M. Avery, IV

         /s/ Philip J. Koen            Chief Financial Officer       July 19, 2000
______________________________________  Corporate Development
            Philip J. Koen              Officer and Secretary
                                        (Principal Financial and
                                        Accounting Officer),

                                       Director                      July 19, 2000
______________________________________
             Scott Kriens

                                       Director                      July 19, 2000
______________________________________
            Dawn G. Lepore

          Andrew S. Rachleff*          Director                      July 19, 2000
______________________________________
          Andrew S. Rachleff

          Michelangelo Volpi*          Director                      July 19, 2000
______________________________________
          Michelangelo Volpi

            John G. Taysom*            Director                      July 19, 2000
______________________________________
            John G. Taysom

   /s/ Peter F. Van Camp

*By: _____________________

    Peter F. Van Camp

     Attorney-in-Fact

    /s/ Philip J. Koen

*By: _____________________

      Philip J. Koen

     Attorney-in-Fact

                                 Exhibit Index

 Exhibit
 Number                               Exhibit Title
 --------                             -------------
  1.1**   Form of Underwriting Agreement.
  3.1*    Amended and Restated Certificate of Incorporation of the Registrant,
          as amended to date.
  3.2*    Bylaws of the Registrant.
  3.3***  Form of Amended and Restated Certificate of Incorporation to be filed upon the closing of the offering made under this Registration
          Statement.
  3.4***  Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made under this Registration Statement.
  4.1     Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
  4.2**   Form of Registrant's Common Stock certificate.
  4.6*    Common Stock Registration Rights Agreement (See Exhibit 10.3).
  4.9*    Amended and Restated Investors' Rights Agreement (See Exhibit 10.6).
  5.1     Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
          LLP.
 10.1*    Indenture, dated as of December 1, 1999, by and among the Registrant and State Street Bank and Trust Company of California, N.A. (as
          trustee).
 10.2*    Warrant Agreement, dated as of December 1, 1999, by and among the
          Registrant and State Street Bank and Trust Company of California,
          N.A. (as warrant agent).
 10.3*    Common Stock Registration Rights Agreement, dated as of December 1,
          1999, by and among the Registrant, Benchmark Capital Partners II,
          L.P., Cisco Systems, Inc., Microsoft Corporation, ePartners, Albert
          M. Avery, IV and Jay S. Adelson (as investors), and the Initial
          Purchasers.
 10.4*    Registration Rights Agreement, dated as of December 1, 1999, by and among the Registrant and the Initial Purchasers.
 10.5*    Form of Indemnification Agreement between the Registrant and each of its officers and directors.
 10.6*    Amended and Restated Investors' Rights Agreement, dated as of May 8,
          2000, by and between the Registrant, the Series A Purchasers, the
          Series B Purchasers, the Series C Purchasers and members of the
          Registrant's management.
 10.8*    The Registrant's 1998 Stock Option Plan.
 10.9*+   Lease Agreement with Carlyle-Core Chicago LLC, dated as of September
          1, 1999.
 10.10*+  Lease Agreement with Market Halsey Urban Renewal, LLC, dated as of
          May 3, 1999.
 10.11*+  Lease Agreement with Laing Beaumeade, dated as of November 18, 1998.
 10.12*+  Lease Agreement with Rose Ventures II, Inc., dated as of June 10,
          1999.
 10.13*+  Lease Agreement with 600 Seventh Street Associates, Inc., dated as of
          August 6, 1999.
 10.14*+  First Amendment to Lease Agreement with Trizechahn Centers, Inc. (dba
          Trizechahn Beaumeade Corporate Management), dated as of October 28,
          1999.
 10.15*+  Lease Agreement with Nexcomm Asset Acquisition I, L.P., dated as of
          January 21, 2000.
 10.16*+  Lease Agreement with Trizechahn Centers, Inc. (dba Trizechahn
          Beaumeade Corporate Management), dated as of December 15, 1999.
 10.17*   Lease Agreement with ARE-2425/2400/2450 Garcia Bayshore LLC, dated as of January 28, 2000.
 10.18*   Sublease Agreement with Insweb Corporation, dated as of November 1,
          1998.
 10.19*+  Master Agreement for Program Management, Site Identification and
          Evaluation, Engineering and Construction Services between Equinix,
          Inc. and Bechtel Corporation, dated November 3, 1999.
 10.20*+  Agreement between Equinix, Inc. and WorldCom, Inc., dated November
          16, 1999.
 10.21*   Customer Agreement between Equinix, Inc. and WorldCom, Inc., dated
          November 16, 1999.
 10.22*+  Lease Agreement with GIP Airport B.V., dated as of April 28, 2000.
 10.23*   Purchase Agreement between International Business Machines
          Corporation and Equinix, Inc. dated May 23, 2000.
 10.24*** 2000 Equity Incentive Plan.

 Exhibit
 Number                              Exhibit Title
 --------                            -------------
 10.25    2000 Director Option Plan.
 10.26*** 2000 Employee Stock Purchase Plan.
 10.27+   Ground Lease by and between iStar San Jose, LLC and Equinix, Inc., dated June 21, 2000.
 16.1*    Letter regarding change in certifying accountant.
 21.1*    List of Subsidiaries of the Registrant.
 23.1     Consent of PricewaterhouseCoopers LLP, independent accountants.
 23.2     Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1***  Power of Attorney.
 27.1*    Financial Data Schedule.

--------

  * Incorporated herein by reference to the exhibit of the same number in the Registrant's Registration Statement on Form S-4 (file No. 333-93749).

 **To be filed by amendment.

***Previously filed.
+ Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to Equinix's application for confidential treatment.